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                               PIERRE FOODS, INC.
                              9990 PRINCETON ROAD
                             CINCINNATI, OHIO 45246
                             ---------------------

                          PRELIMINARY PROXY STATEMENT
                             ---------------------

     We are providing this proxy statement and accompanying proxy card to our shareholders in connection with the solicitation by our board of directors of proxies to be used at the special meeting of shareholders to be held on
          , 2001 at 10:00 a.m., local time, at the offices of Foley & Lardner, 150 West Jefferson Avenue, Suite 1000, Detroit, MI 48226-4416, including at any adjournment of the special meeting. We began mailing these materials, the accompanying letter to shareholders and the notice of the meeting to our
shareholders on or about           , 2001.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES AGENCY HAS APPROVED OR DISAPPROVED THE EXCHANGE OR PASSED UPON THE FAIRNESS OR MERITS OF THE EXCHANGE OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THESE DOCUMENTS. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                               SUMMARY TERM SHEET

     The following question-and-answer summary highlights material terms of the proposed exchange with PF Management. This summary may not contain all the information that you should consider before voting on the exchange. You should read the entire proxy statement and all of its appendices before voting on the exchange.

WHAT WILL HAPPEN IN THE EXCHANGE?


     If completed, the exchange will result in our shareholders unaffiliated with PF Management:


     - receiving $1.21 in cash per share for their stock, without interest,

     - no longer holding any equity interest in Pierre Foods, and

     - no longer participating in any earnings or losses of Pierre Foods.

     The exchange will also result in Pierre Foods becoming a wholly-owned subsidiary of PF Management. Our Chairman and Vice-Chairman, James C. Richardson, Jr. and David R. Clark, together own 88.11% of the equity interest in PF Management.

     For more information concerning the terms and provisions of the exchange and the exchange agreement, see "The Exchange" on page 55 and "Effects of the Exchange" on page 54.

WHAT AM I BEING ASKED TO VOTE UPON?

     You are being asked to approve the exchange, providing for the acquisition of Pierre Foods by PF Management. PF Management is controlled by our Chairman and Vice-Chairman. Our board of directors has approved the exchange and recommends that you vote "FOR" approval of the exchange.

WHY ARE RICHARDSON AND CLARK ACQUIRING PIERRE FOODS?

     Richardson and Clark believe that Pierre Foods suffers from:

     - decreasing profitability and increasing risk in the food processing industry generally,

     - our small size,

     - the lack of equity research coverage for our common stock, and
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     - the historically low trading volume in our common stock.

     Richardson and Clark believe these factors make it difficult and will continue to make it difficult:

     - for us to attract new investor interest,

     - for us to obtain access to the capital markets, and

     - for our shareholders, including themselves, to get a fair price when selling their shares in the market.


     Richardson and Clark believe that as a private company, Pierre Foods will be better positioned for long-range planning, without the concern of short-term impact on stock price. They also believe that reducing the expenses and pressures of being a public company would enhance our long-term success. Finally, they believe that the exchange offers our shareholders the opportunity to obtain a fair value for their shares.


     See "Special Factors -- Purpose and Reasons of the MBO Group for the Exchange" on page 52.

HAS THE BOARD OF DIRECTORS RECOMMENDED THE EXCHANGE?


     Yes. The board of directors and the special committee comprised of disinterested members of the board of directors have both unanimously approved the exchange and the exchange agreement, with Richardson and Clark abstaining. The board voted unanimously to recommend that you vote "FOR" approval of the exchange and the exchange agreement, again with Richardson and Clark abstaining.


     See "Special Factors -- Recommendation of the Special Committee and the Board of Directors" on page 26.

WHY IS THE BOARD OF DIRECTORS RECOMMENDING THAT I VOTE TO APPROVE THE EXCHANGE?

     Our board of directors and the special committee formed by the board to consider this transaction are recommending the exchange because they believe that the exchange is a more desirable alternative for you than the status quo. In reaching this conclusion, our board of directors and the special committee considered, among other factors:

     - the current lack of liquidity of your Pierre Foods investment;

     - the immediate liquidity provided by the exchange at a price that the board of directors and the special committee believe is fair;

     - the fact that the exchange eliminates your risk of loss in the event our stock price decreases more in the future; and


     - the fact that we have received no superior offer for acquisition of the company since the negotiations with PF Management were announced on March 30, 2001.


To review the reasons for the exchange and the factors considered by the special committee and the board of directors in approving the exchange in greater detail, see "Special Factors -- Background of the Exchange" on page 12 and "-- Recommendation of the Special Committee and the Board of Directors" on page 26.

WHY WAS THE SPECIAL COMMITTEE FORMED AND WHO MAKES UP THAT COMMITTEE?


     Our board of directors established the special committee, consisting of Bobby G. Holman, E. Edwin Bradford and Bruce E. Meisner, three independent directors (with no relationship to PF Management), to consider PF Management's acquisition proposal and to negotiate the terms of the exchange agreement. The board formed the special committee because it recognized that an exchange transaction would present a conflict of interest for Richardson and Clark as members of our senior management and the board of directors.


     For more information concerning the special committee, see "Special Factors -- Background of the Exchange" on page 12.

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HOW WAS THE AMOUNT OF THE EXCHANGE CONSIDERATION DETERMINED?


     The $1.21 per share exchange consideration was determined as a result of negotiations between the special committee and PF Management. For further information concerning the negotiation of the exchange consideration, see "Special Factors -- Background of the Exchange" on page 12.


DID THE SPECIAL COMMITTEE RECEIVE AN OPINION AS TO THE FAIRNESS OF THE EXCHANGE CONSIDERATION?

     The special committee received an opinion from its financial advisor, Grant Thornton, that, as of the date of the exchange agreement, the $1.21 per share you will receive in the exchange is fair to you from a financial point of view. For more information concerning Grant Thornton's opinion, see "Opinion of Pierre Foods' Financial Advisor" on page 33.

DID THE SPECIAL COMMITTEE RECEIVE ANY FIRM OFFERS TO ACQUIRE PIERRE FOODS AT PRICES HIGHER THAN $1.21 PER SHARE?


     After the exchange agreement was signed and announced, the special committee received notice of the intention of a prospective bidder to commence a tender offer for any and all shares of Pierre Foods at $1.44 per share. The proposal was eventually withdrawn by the prospective bidder. For further information concerning the solicitation process, see "Special
Factors -- Background of the Exchange" on page 12.


WHAT WILL I RECEIVE IN THE EXCHANGE?

     As indicated above, you will be entitled to receive $1.21 in cash, without interest, for each share of common stock that you own. For example, if you own 100 shares of common stock, upon completion of the exchange, and subject to you properly submitting your stock certificates for cancellation, you will be entitled to receive $121 in cash.

SHOULD I SEND MY STOCK CERTIFICATE NOW?

     No. Promptly after the exchange is completed, we will send you detailed instructions regarding the surrender of your stock certificates. You should not send your stock certificates to Pierre Foods or to anyone else until you receive these instructions. See "The Special Meeting -- Payment of Exchange Consideration and Surrender of Stock Certificates" on page 9.

IF THE EXCHANGE IS COMPLETED, WHEN CAN I EXPECT TO RECEIVE THE EXCHANGE CONSIDERATION FOR MY SHARES?

     We will send payment of the exchange consideration to you as promptly as practicable following the completion of the exchange and our receipt of your stock certificates and other required documents. For further information concerning procedures for delivery of your shares and receipt of the exchange consideration, see "The Special Meeting -- Payment of Exchange Consideration and Surrender of Stock Certificates" on page 9.

WHEN DO YOU EXPECT THE EXCHANGE TO BE COMPLETED?

     If the exchange is approved by the shareholders, then we expect to complete the exchange as soon as practicable following the special meeting.

WHAT VOTE IS REQUIRED TO APPROVE THE EXCHANGE?

     The affirmative vote of the holders of 75% of the outstanding shares of Pierre Foods common stock is required to approve the exchange. PF Management owns approximately 62.79% of Pierre Foods' outstanding shares, which it will vote in favor of the exchange. Pierre Foods' other directors and executive officers, who together own approximately 0.32% of the outstanding shares, have indicated that they also intend to vote their shares in favor of the exchange. Therefore, if the holders of an additional 687,196, or 11.89%, of the outstanding shares also vote in favor of the exchange, then the exchange will be approved. See "The Special Meeting" on page 8 and "Information Regarding Pierre Foods -- Stock Ownership" on page 67.
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WHO CAN VOTE ON THE EXCHANGE?

     All shareholders of record as of the close of business on           , 2001,
including PF Management and Pierre Foods' officers and directors, will be entitled to vote at the special meeting to approve or disapprove the exchange. See "The Special Meeting" on page 8.

WHAT RIGHTS DO I HAVE IF I OPPOSE THE EXCHANGE?


     If you oppose the exchange, then you may vote against it at the special meeting. Holders of common stock who do not vote in favor of the exchange agreement and who comply with required procedures will have the right to dissent and to be paid cash for the "fair value" of their shares. The procedures to be followed by dissenting shareholders are described in "The Special
Meeting -- Dissenters' Rights of Appraisal" on page 9, and the text of the applicable statutory provisions is set forth in Appendix D to this proxy statement.


WHAT ARE THE TAX CONSEQUENCES OF THE EXCHANGE TO ME?

     Your receipt of the exchange consideration will be a taxable transaction for federal income tax purposes. To review the tax consequences to you in greater detail, see "Federal Income Tax Consequences" on page 61.

WHAT DO I NEED TO DO NOW?

     This proxy statement contains important information regarding the exchange as well as information about Pierre Foods, Richardson, Clark and PF Management. It also contains important information about what the board of directors and the special committee considered in evaluating the exchange. We urge you to read this proxy statement carefully, including its attachments.

WHEN IS THE SPECIAL MEETING?

     The special meeting will take place on           , 2001 at 10:00 a.m.,
local time, at the offices of Foley & Lardner, 150 West Jefferson Avenue, Suite 1000, Detroit, MI 48226-4416.

HOW DO I CAST MY VOTE?


     Just indicate on your proxy card how you want to vote, then sign and mail it in the enclosed envelope as soon as possible. This is important so that your shares will be counted at the special meeting. As indicated above, approval of the exchange and the exchange agreement requires the affirmative vote of the holders of 75% of the outstanding shares of Pierre Foods' common stock. In the event that no voting direction is provided on your signed proxy card, your shares will be voted "FOR" the exchange. Failure to return a signed proxy card or a vote to "ABSTAIN," as permitted on the proxy card, will have the same effect as a vote "AGAINST" the exchange. If you are (or obtain a legal proxy from) the record owner of the shares, then you may attend the special meeting and vote your shares in person rather than vote by proxy.


IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE MY SHARES FOR ME?

     Your broker will vote your shares with regard to the exchange proposal only if you provide instructions on how to vote. You should instruct your broker how to vote your shares, following the directions your broker provides to you for doing so. If you do not provide instructions to your broker, then your shares will not be voted and this will have the effect of votes cast "AGAINST" the exchange.

     For further information concerning procedures for dealing with your broker if your shares are held in "street name," see "The Special Meeting -- Required Vote; Voting Procedures" on page 8.

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MAY I CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY CARD?

     Yes. You may revoke your signed proxy at any time before the vote is taken at the special meeting by:

     - submitting to the secretary of Pierre Foods a written instrument revoking the proxy;

     - submitting a signed proxy bearing a later date; or

     - voting in person at the special meeting if you are (or obtain a legal proxy from) the record owner of the shares.

     See "The Special Meeting -- Voting and Revocation of Proxies" on page 9.

WHAT OTHER MATTERS WILL BE VOTED ON AT THE SPECIAL MEETING?


     We do not expect to ask you to vote on any other matters at the special meeting. If a motion is made to take some other action, such as to adjourn the meeting for the purpose of soliciting additional proxies, you may be asked to vote on such action. If you vote "FOR" the transaction of other business on your proxy card, or if no direction is made by you on the proxy card, your shares will be voted on other matters in our discretion.


                             AVAILABLE INFORMATION

     We are subject to the informational requirements of the Securities Exchange Act of 1934. As a result, we file reports, proxy statements and other information with the SEC. You can review and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W. Judiciary Plaza, Washington D.C. 20549 and at the following Regional Offices of the SEC: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 7 World Trade Center, Suite 1300, New York, New York 10048. You can also obtain copies of these materials at prescribed rates from the public reference section of the SEC at 450 Fifth Street, N.W. Judiciary Plaza, Washington, D.C. 20549. You can call the SEC's Public Reference Section at (800) SEC-0330 to obtain information. You can also access copies of these materials at the SEC's web site on the internet at http://www.sec.gov. We will also send you copies of these documents on request and without charge.

     Pierre Foods, Richardson, Clark, James M. Templeton and PF Management have jointly filed a Schedule 13E-3 with the SEC with respect to the exchange. This proxy statement does not contain all of the information contained in that
Schedule 13E-3, some of which is omitted as permitted by the SEC's rules. Statements made in this proxy statement, while complete in all material respects, are qualified by reference to documents filed as exhibits to the
Schedule 13E-3. The Schedule 13E-3, including exhibits, is available for inspection and copying at the SEC as described above.


                       WHO CAN HELP ANSWER YOUR QUESTIONS


     If you would like additional copies of this document, or if you would like to ask any additional questions about the exchange, you should contact:

        Ms. Pamela M. Witters
        Pierre Foods, Inc.
        9990 Princeton Road
        Cincinnati, Ohio 45246
        Telephone: (513) 874-8741

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                              THE SPECIAL MEETING

TIME, PLACE AND DATE; PROXY SOLICITATION


     The special meeting will be held on           , 2001 at 10:00 a.m., local
time, at the offices of Foley & Lardner, 150 West Jefferson Avenue, Suite 1000, Detroit, MI 48226-4416. We will pay all expenses incurred in connection with solicitation of the enclosed proxy. Our officers, directors and regular employees may solicit proxies by telephone or in person, but they will receive no additional compensation for doing so. We have requested brokers and nominees who hold stock in their names to furnish this proxy material to their customers and to request authority to execute proxies. We will reimburse brokers and nominees for their related reasonable out-of-pocket expenses. In addition, we have engaged Corporate Investor Communications, Inc. to solicit proxies on our behalf, and we have agreed to pay a fee of approximately $15,000, plus expenses, for such services. We will not solicit proxies on the Internet.


RECORD DATE AND QUORUM REQUIREMENT

     Our common stock, with no par value per share, is the only outstanding
voting security of Pierre Foods. The close of business on           , 2001 is
the record date for the determination of shareholders entitled to notice of, and to vote at, the special meeting, including at any adjournment. Each holder of record of common stock at the close of business on the record date is entitled to one vote for each share then held on each matter submitted to a vote of shareholders. On the record date we had 5,781,480 shares of common stock issued and outstanding, held by 1,458 holders of record.

     To conduct any business at the special meeting, holders of a majority of the outstanding shares must be present in person or represented by proxy at the beginning of the meeting. Proxies marked as abstentions are counted as shareholders represented by proxy at the special meeting for purposes of this quorum requirement.

REQUIRED VOTE; VOTING PROCEDURES


     Approval of the exchange agreement, which is attached to this proxy statement as Appendix A, will require the affirmative vote of the holders of 75% of the outstanding shares of Pierre Foods common stock at the special meeting. In the event that no voting direction is provided on a signed proxy card, the shareholder's shares will be voted for the exchange. Failure to return a signed proxy card or a vote to abstain will have the same legal effect as a vote cast against approval.



     If you hold your shares through a broker, then your broker will vote your shares with regard to the exchange only if you provide instructions on how to vote. You should instruct your broker how to vote your shares, following the directions your broker provides to you for doing so. If you do not provide instructions to your broker, then your shares will not be voted and they will have the effect of votes "AGAINST" the exchange and the exchange agreement.


     PF Management owns 3,630,212, or approximately 62.79%, of Pierre Foods' outstanding shares, which it will vote in favor of the exchange. Pierre Foods' other directors and executive officers, who together own 18,702 shares, or approximately 0.32% of the outstanding shares, have indicated that they also intend to vote their shares in favor of the exchange. Therefore, if the holders of an additional 687,196, or 11.89%, of the outstanding shares also vote in favor of the exchange, then the exchange will be approved.

VOTING AND REVOCATION OF PROXIES

     A shareholder giving a proxy has the power to revoke it at any time before the vote is taken at the special meeting by:

     - submitting to the Secretary of Pierre Foods a written instrument revoking the proxy;

     - submitting a signed proxy bearing a later date; or

     - voting in person at the special meeting if you are (or obtain a legal proxy from) the record owner of the shares.
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Subject to revocation, all shares represented by each properly executed proxy received by the secretary of Pierre Foods will be voted in accordance with the instructions indicated on the proxy and, if no instructions are indicated, will be voted to approve the exchange and the exchange agreement and on any other matter considered at the meeting as the persons named as proxies in their discretion decide.

     The shares represented by the accompanying proxy card and entitled to vote will be voted if the proxy card is properly signed and received by the secretary of the company prior to the special meeting.

EFFECTIVE TIME

     The exchange will be effective following shareholder approval of the exchange agreement when articles of exchange are filed with the Secretary of State of North Carolina. The time when the exchange becomes effective is referred to in this proxy statement as the "effective time." Provided that the exchange is approved by the shareholders at the special meeting, we expect to complete the exchange and file articles of exchange as soon as practicable after the special meeting, subject to the satisfaction or waiver of the other terms and conditions included in the exchange agreement. See "The
Exchange -- Conditions."

PAYMENT OF EXCHANGE CONSIDERATION AND SURRENDER OF STOCK CERTIFICATES

     If the exchange is completed, then we will send you detailed instructions regarding the surrender of your stock certificates. Do not send your stock certificates to Pierre Foods or to anyone else until you receive instructions. We will send payment of the exchange consideration to you as promptly as practicable following our receipt of your stock certificates and other required documents.


DISSENTERS' RIGHTS OF APPRAISAL


     If you oppose the exchange, then you may vote against it at the special meeting. Even if you vote against the exchange, if the holders of 75% of the outstanding shares of Pierre Foods common stock vote to approve the exchange, then the exchange will be completed and your shares will be converted into the right to receive $1.21 per share in cash.


     Notwithstanding approval of the exchange by other shareholders, however, under the North Carolina Business Corporation Act ("NCBCA"), holders of common stock who do not vote in favor of the exchange and who comply with notice requirements and other procedures have the right to dissent and be paid cash for the "fair value" of their shares. This appraisal right is the exclusive remedy to shareholders who object to the exchange, unless the exchange is unlawful or fraudulent. The "fair value" of the common stock as finally determined under such procedures may be more or less than the $1.21 exchange consideration. Failure to follow precisely the procedures required by the NCBCA may result in loss of dissenters' rights. The maximum number of shares held by holders who might dissent in the exchange is one share less than 25% of all outstanding shares, or 1,445,369 shares. If the fair value of these shares were determined to be $1.21 per share, then the fair value of all shares held by shareholders who may dissent is $1,748,896. PF Management may refuse to complete the exchange if holders of more than 5% of the outstanding shares of common stock exercise their right to dissent from the exchange. See "The Exchange -- Conditions."


     The following discussion is not a complete statement of the law pertaining to dissenters' rights under the NCBCA and is qualified in its entirety by the full text of Chapter 55, Article 13 of the NCBCA ("Article 13"), which is reprinted in its entirety as Appendix D to this proxy statement. You should review Appendix D carefully.

     A holder of shares of common stock wishing to exercise dissenters' rights must:

     - notify Pierre Foods in writing before the special meeting of the holder's intent to demand payment for his or her shares; and

     - not vote in favor of the exchange.

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If the exchange agreement is approved by our shareholders, then Pierre Foods will mail a written notice to all shareholders who gave notice of their intent to demand payment within ten days of the special meeting. The notice to dissenters will:

     - state where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

     - supply a form for demanding payment; and

     - set a date by which Pierre Foods must receive the payment demand, which may not be fewer than 30 nor more than 60 days after the date on which the notice is sent.

To exercise dissenters' rights, a shareholder who sent a dissenters' notice before the special meeting must demand payment and deposit his or her share certificates in accordance with the terms of the notice from Pierre Foods. A shareholder failing to do so will not be entitled to payment for his or her shares under Article 13. All notices, demands and other communications directed to Pierre Foods in connection with the appraisal process should be sent to:

        Pierre Foods, Inc.
        9990 Princeton Road
        Cincinnati, Ohio 45246
        Attention: Pamela M. Witters, Secretary

     As soon as the exchange is completed, or within 30 days after receipt of a payment demand (the "First Demand") by a shareholder, Pierre Foods is required to pay such shareholder the amount Pierre Foods estimates to be the value of the dissenting shares, plus interest accrued to the date of payment (the "First Dissent Payment"). Such payment will be accompanied by:

     - Pierre Foods' balance sheet as of the fiscal year ended March 3, 2001, an income statement and a statement of cash flows for that year and the latest available interim financial statements;

     - an explanation of how Pierre Foods estimated the fair value of the shares; and

     - an explanation of how the interest was calculated.

     A dissenter may demand payment (the "Second Demand") of an amount in excess of the First Dissent Payment, if:

     - the dissenter believes that the amount of the First Dissent Payment is less than the fair value of the dissenting shares, or that the interest due is incorrectly calculated;

     - Pierre Foods fails to make the First Dissent Payment; or

     - Pierre Foods, having failed to complete the exchange, fails to return deposited stock certificates to the dissenter within 60 days after the date set for demanding payment.

A dissenter will waive the right to make a Second Demand, and will be deemed to have withdrawn the dissent and demand for payment, unless such dissenter makes the Second Demand in writing within 30 days after Pierre Foods (x) makes the First Dissent Payment or (y) fails to take the actions described in the second and third bullet points above, as the case may be.

     If a Second Demand for payment remains unsettled, then a dissenting shareholder may file a complaint with the Superior Court Division of the General Court of Justice to determine the fair value of the shares and accrued interest. If the dissenter does not commence a proceeding within 60 days after the earlier to occur of the date Pierre Foods made the First Dissent Payment or the date of the dissenter's Second Demand, then the dissenter will be deemed to have withdrawn the dissent and Second Demand.

     The court may, in its discretion, make parties to the proceeding all dissenters whose demands remain unsettled. Each dissenter made a party to the proceeding by the court will be entitled to judgment for the amount, if any, by which the court finds that the fair value of his or her shares, plus interest, exceeds the First Dissent Payment. The court may assess the costs of a proceeding, including the compensation and expenses of
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appointed appraisers, as it finds equitable. The court may assess the fees and expenses of counsel and experts (a) against Pierre Foods if it finds that Pierre Foods did not substantially comply with Article 13 or (b) against either Pierre Foods or the dissenters if the court finds that such party acted arbitrarily, vexatiously, or not in good faith with respect to the dissenters' rights.

     If you object to the exchange and wish to examine your rights further, then you should consult your own legal counsel at your expense.

OTHER MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING


     Under North Carolina law, only the specific matters included in a notice of the meeting and procedural motions regarding the conduct of the meeting may be presented for shareholder approval at a special meeting. We do not expect to ask you to vote on any other matters at the special meeting. Nevertheless, if a motion is made to take some other action, including a procedural action such as to adjourn the meeting, including an adjournment to solicit additional proxies, you will also be asked to vote on such action at the special meeting. If you vote "FOR" the transaction of other business on your proxy card, or if no direction is made by you on the proxy card with respect to the transaction of other business to come before the meeting, and you do not revoke your proxy by the means indicated above, then we will have authority to vote your shares in our discretion with regard to any such other motion or action that may arise.


                                SPECIAL FACTORS

BACKGROUND OF THE EXCHANGE


     In the spring of 1999, we decided to explore the possibility of maximizing shareholder value by selling one or both of our two core operations, consisting of the Claremont Restaurant Group and our food processing operations, along with our other businesses and properties. The company sought to sell one or both of the core operations because we had come to believe that the restaurant business and the food processing operations were incompatible. We also realized that our debt burden had become very significant by various financial measures. Of the two core operations, the restaurant business was judged less desirable than the food processing business because its profit margins were lower, there was growing competition in that segment, franchising opportunities were declining, and significant capital would be required to open new stores which we believed would be needed to maintain the business. We believed that we would not be able to realize optimal value from the restaurant business if the sale of that business were delayed. Upon consulting with financial advisors we also believed that the merger-and-acquisition market in 1999 was favorable for a sale of our food processing operations because of the apparent high demand for such businesses and the favorable selling prices then being realized in other similar transactions. We engaged First Union Securities (then known as Bowles Hollowell Conner), a leading middle-market investment bank, to explore these possibilities for us.


     First Union Securities eventually found a buyer for the Claremont Restaurant Group and that division was sold in October 1999, leaving us principally with our food processing operations in Cincinnati and Claremont. Those operations, collectively called "Pierre Foods," unexpectedly proved more difficult to sell and in fact were not sold until PF Management agreed to buy them in the exchange covered by this proxy statement. Our other businesses and properties were disposed of in transactions referred to in the next paragraph.

     From July through August, 1999, we sold the entire equity interest in our country ham operation to Hoggs, LLC, majority-owned by Richardson. On September 14, 1999, we sold five former restaurant properties and one tract of vacant land to an entity in which Templeton was then a minority investor. In October 1999, we sold all assets related to a Bennett's Bar-B-Que restaurant to Fairgrove Restaurants, LLC, owned in part by Richardson and Clark. For further details of these transactions, see "Certain Relationships and Related Party Transactions."

     None of Richardson, Clark or Templeton, nor any of our other affiliates, expressed an interest in buying Pierre Foods prior to the events of 2001 described below. In the summer of 1999, in contrast, as the process of

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obtaining a firm commitment from a qualified buyer for the restaurants continued
month after month with no success, Richardson and Clark developed an interest in bidding for the restaurants as a possible last resort.

     On July 22, 1999, we signed a letter of intent with an affiliate of Cracken, Harkey, Street & Hartnett, L.L.C., looking toward a sale of the Claremont Restaurant Group to a Cracken Harkey affiliate, Consolidated Restaurant Companies, Inc. A definitive purchase agreement was negotiated by the parties but was never signed because the parties failed to reach agreement on price. It was during the negotiations with Cracken Harkey that Richardson and Clark began to explore the possibility of buying the restaurants themselves. They were assisted in their consideration of this alternative by Patrick Daugherty and his colleagues in McGuire, Woods, Battle & Boothe LLP, company counsel. During August 1999, Richardson and Clark attempted to arrange commercial financing for a bid to purchase the restaurants. The one other possible buyer that was thought to be qualified and interested in the restaurants was Carousel Capital Partners, L.P.

     On September 2, 1999, in response to a request for guidance from First Union Securities, Clark stated that it was his and Richardson's desire to recommend to the board the sale of the restaurants to a third party at a fair price. The reason for Richardson's and Clark's personal interest, as explained to First Union Securities, was to serve as "a floor" for pricing the restaurants and to thereby flush out the best possible offer from the two identified purchaser-candidates.

     Later that day, Cracken Harkey notified us through First Union Securities that it would not be buying the restaurants. At about this time, a delegation of our independent directors met with Hunton & Williams and engaged that law firm to advise the board in response to a possible offer from management. The engagement lasted but a few days as in fact a management offer was never made. Instead, Carousel Capital made a firm offer to buy the restaurants through First Union Securities. The board accepted that offer.


     On September 10, 1999, a Carousel Capital affiliate, CRG Holdings Corp., signed a definitive agreement with us to purchase the Claremont Restaurant Group. This transaction closed on October 7, 1999. Neither Carousel Capital or CRG Holdings were then, or are now, affiliated with Pierre Foods or any of its employees.


     First Union Securities intensified its efforts to sell Pierre Foods following the closing of the sale of the Claremont Restaurant Group. This sales effort, which lasted several months, included preparation of a confidential memorandum describing the Pierre Foods business, dissemination of the memorandum to one hundred or so plausible strategic and financial buyers, further solicitation of approximately 25 candidates and management presentations to eight or ten interested parties.


     The most interested purchaser-candidate was Castle Harlan, Inc., a New York investment firm. We afforded Castle Harlan extensive due diligence, and we engaged with its representatives in intensive negotiations, but as year-end approached we had not yet settled upon an agreement as to the price for the company. Meanwhile, our business had begun to erode because, we thought, our management had become too engrossed in the details (especially the continuing due diligence demands) of this possible transaction. The erosion in our business led to an erosion in Castle Harlan's willingness to pay a price that would be acceptable to our board. Consequently, we abandoned our attempt to sell Pierre Foods.



     In January 2001, for the reasons stated in "Purpose and Reasons of the MBO Group for the Exchange" below, Richardson and Clark began to consider the advisability of making an MBO offer. Our corporate and securities counsel, Daugherty, met with Richardson, Clark and others in Hickory on January 4, 2001 and, in response to questions, provided basic information about how an MBO offer might be organized and processed. A week later, Richardson, Clark, Daugherty and others discussed a timeline for a going-private transaction prepared by Daugherty at Clark's request.



     When Richardson and Clark decided to pursue an MBO offer, they interviewed Womble Carlyle Sandridge & Rice, PLLC, and, on or about January 26, 2001, they engaged that law firm to act as counsel for a company to be formed to effectuate the acquisition. Richardson and Clark also asked the three other shareholders of HERTH Management, Inc. -- James M. Templeton, Gregory A. Edgell and Larry D. Hefner -- whether they wanted to participate in the MBO. Templeton said yes. Edgell and Hefner said no.

     On February 5, 2001, anticipating an MBO offer and the formation of a special committee to respond to that offer, Daugherty began to contact prospective financial advisors to determine their interest in and availability to serve the special committee in that capacity relative to this transaction.


     Our board of directors met on February 7, 2001. At the board meeting, Richardson and Clark announced that they were prepared to organize and lead an MBO that would result in the acquisition by their group of all or substantially all of the stock in public hands. Clark stated that he would be acting for the MBO team, whereas the board (excluding Richardson and Clark) would decide for itself how to respond. The entire board (with Richardson and Clark absent from the meeting) then met privately with Daugherty and our chief financial officer, Pamela M. Witters. Daugherty stated that a conflict of interest had arisen because the natural desire of the MBO team would be to acquire the entire equity interest in the company at the lowest possible price while unaffiliated shareholders would prefer to sell, if at all, at the highest possible price. Reminding the directors of their fiduciary duties, Daugherty advised them to appoint a special committee to react to the upcoming bid as it considered appropriate, on the understanding that the special committee would ultimately make a recommendation to the entire board. The board then acted to organize the special committee, comprised of disinterested directors Bobby G. Holman, E. Edwin Bradford and Bruce E. Meisner. The special committee was empowered to consider, evaluate and negotiate the MBO offer on behalf of the board and the shareholders of Pierre Foods other than PF Management and to make a recommendation to the board with respect to the offer. The board did not at this time explore alternatives to the proposed MBO because no prospective buyer had approached the company since the termination of negotiations with Castle Harlan at the end of 1999 and because extensive efforts had been made to attempt to identify a potential purchaser in 1999, with no success. The directors also inferred from the circumstances that the MBO team could and would block any competing transaction because they then owned approximately 40% of Pierre Foods' outstanding shares and appeared determined to purchase the company. The board and the special committee also were aware that a competing transaction would trigger change-of-control provisions in various agreements, resulting in the company's insolvency.



     The special committee met for the first time immediately following the board meeting on February 7. Daugherty and Witters were present. Daugherty reiterated that the directors were fiduciaries and remarked that the essential role of the special committee was to assure that any transaction with the MBO team would be fair to unaffiliated shareholders with respect to both process and price. He advised the special committee to obtain independent legal and financial advice, discussed the advantages and disadvantages associated with his personal involvement in the matter and offered to introduce other corporate counsel to the special committee should they wish to pursue that option. At the end of the discussion the special committee elected a chairman, engaged Daugherty's law firm as its legal counsel, heard a report from him regarding candidates for the position of financial adviser to the special committee and authorized him, working with special committee chairman Bobby Holman, to continue the search for a financial adviser.


     Counsel to the special committee subsequently continued initiating and pursuing discussions with possible financial advisers. Discussions occurred on February 9, 2001 and continued for the next two weeks, intensifying after February 20 when a leading candidate declined the engagement due to its capacity constraints. Counsel first made contact that same day with Grant Thornton, an internationally recognized professional services firm that provides, among other things, business valuations.


     On February 15, 2001, PF Management Inc., a company majority-owned by Richardson and Clark, was incorporated "for the purpose of developing a proposal to acquire all of the outstanding shares of common stock of Pierre Foods . . .
 ." During the course of the ensuing negotiations with the special committee, both counsel to PF Management and Clark negotiated on behalf of PF Management.



     On February 27, 2001, the special committee received a letter from Clark, writing on behalf of PF Management. Clark's letter indicated PF Management's willingness to pay $1.19 per share in cash for all outstanding Pierre Foods stock in a transaction, subject to appraisal rights, that would result in Pierre Foods becoming a wholly-owned subsidiary of PF Management. The cash to be paid for the shares would be obtained from loans to PF Management arranged by PF Management shareholders and would be "fully funded" before execution of a definitive agreement.

     On February 28, 2001, counsel for the special committee spoke with counsel to PF Management about a possible timetable for a transaction, including the drafting of agreements and other documents and the negotiation of terms, particularly price. Later that day, the special committee met to consider the indication of interest received from PF Management. Holman characterized the offer as serious and respectful of the shareholders unaffiliated with PF Management, adding that the special committee should rely on its financial advisor to derive a narrow range of value for the company. The special committee's financial advisor could be expected to refine this broad range, he said. The special committee then heard a report from their counsel regarding his search for a financial advisor, which had narrowed to four candidates. They decided to engage Grant Thornton for a variety of reasons, particularly Grant Thornton's reputation for excellence. The members also authorized Bobby Holman to respond to PF Management with a letter soliciting drafts of legal documents.


     Holman delivered a letter to Clark on March 1, 2001 commenting for the special committee, among other things, on PF Management's indication of interest:

          "The price per share offered in your letter was the closing price of [Pierre Foods'] stock on the Nasdaq Stock Market on the day you delivered your letter. We will not comment on the fairness of that price now other than to say that we consider it (and the proposed structure) respectful of [Pierre Foods'] public shareholders. For that reason, among others, we are willing to enter into negotiations with [you] looking toward the execution of a definitive share exchange agreement documenting a transaction structured along the lines you proposed. We solicit your drafts of that agreement and of any and all ancillary documents. In providing these drafts, understand that we consider all terms and conditions, especially (but not only) the price per share, negotiable."

     On March 2, 2001, Grant Thornton began the field work on its engagement by touring our food processing facility in Claremont, North Carolina and interviewing the plant's management there. As requested, our finance staff gave Grant Thornton, among other things, detailed historical and projected financial statements for Pierre Foods.

     On March 14, 2001, Harrison Hurley and Company, financial advisors to PF Management, telephoned counsel to the special committee to comment on the market price of Pierre Foods common stock and the slow pace of the transaction. Harrison Hurley's representative pointed out that the last reported trade in the stock was at $1.00 a share, down significantly from the $1.19 offered earlier, and that volume was reportedly very light. Noting that PF Management was not irrevocably committed to the initially offered price, he suggested that the special committee should engage in price negotiations soon, before PF Management decided to decrease the offered price or withdraw its offer altogether. Counsel to the special committee responded that the reason for the delay was that the special committee was determined to proceed cautiously and that this meant that the special committee would be waiting for Grant Thornton to advise it regarding valuation and pricing before it would engage in price negotiations. Counsel to the special committee also stated that, if PF Management would proffer a draft of the exchange agreement, progress could perhaps be made by way of negotiating terms other than price while Grant Thornton continued its work. Harrison Hurley responded that a draft of the exchange agreement was expected for delivery imminently.

     Later that same day, counsel to PF Management delivered to counsel to the special committee a draft of an exchange agreement together with a timetable of events in furtherance and execution of the exchange. The draft of the agreement expressly left open four issues: the date beyond which either party could terminate the agreement unilaterally; the amount of a termination fee and maximum expense reimbursement payable by Pierre Foods to PF Management in certain circumstances; the maximum amount of shares permitted to dissent before PF Management would have the right to abandon the exchange; and the price per share of Pierre Foods common stock.


     Also on March 14, 2001, Grant Thornton conducted extensive due diligence of Pierre Foods on-site in Cincinnati. Representatives of Grant Thornton interviewed Norbert E. Woodhams, Robert C. Naylor and Witters, toured the company's Cincinnati facility and spoke with other company management.

     On March 15, 2001, counsel to the special committee met with representatives of Grant Thornton at Grant Thornton's offices in Southfield, Michigan. At that meeting, counsel to the special committee discussed the recent history, management and governance of the company and pointed out to Grant Thornton that there had been many related party transactions between Pierre Foods and companies in which either or both of Clark and Richardson had an interest, as had been and would be disclosed in Pierre Foods' periodic SEC reports.


     On March 19, 2001, Grant Thornton interviewed each of Richardson, Clark and Witters at the company's offices in Hickory.

     Also on March 19, 2001, counsel to PF Management phoned counsel to the special committee to advise him of PF Management's offer on three points not yet addressed: the outside termination date, proposed to be December 31, 2001; the proposed amount of the termination fee ($1,000,000) and the maximum amount of reimbursable expenses ($500,000); and the maximum number of dissenting shares (5%).


     Then, in the late afternoon of March 19, 2001, the special committee met in person in Hickory with its counsel to discuss in detail the terms and conditions of the exchange reflected in the initial draft of the exchange agreement as supplemented orally by counsel to PF Management earlier in the day. Counsel commented on various provisions of the draft, including the following items, that in his view should be negotiated for the protection of unaffiliated shareholders: Attention would need to be given to the holders of outstanding stock options. Material private litigation against the company should be added as a basis upon which the company could terminate the transaction. The proposed termination fee of $1 million, plus expenses of up to $500,000, was unjustifiably high; these amounts should be lower so as not to deter other bids. The "market out" condition to closing should be modified to reflect the unimportance to the company of New York Stock Exchange developments and the historical fact that war is not detrimental to the company's business. Also, although the special committee was not overly concerned about PF Management's ability to obtain financing, it would be useful to see evidence of that financing. The members of the special committee agreed with counsel's suggestions. Counsel to the special committee was then authorized and directed to present, to counsel for PF Management, the positions of the special committee on all issues other than price (as to which the special committee was awaiting guidance from Grant Thornton) and, with the guidance and concurrence of Chairman Holman, to negotiate the best possible terms and conditions with the ultimate objective being to present a recommended draft to the special committee for its consideration.



     On March 20, 2001, counsel to the special committee met with counsel to PF Management to negotiate all terms and conditions of the exchange agreement other than price. Following this session, counsel to PF Management discussed the issues and the proposed compromises and resolutions with PF Management, then produced and delivered to opposing counsel a new draft of the agreement.



     Also on March 20, 2001, Grant Thornton made an oral report of its preliminary valuation findings to counsel to the special committee and Witters. Grant Thornton reported that it was using the comparable companies, comparable transactions and discounted cash flow valuation methodologies (and provided lists of companies and transactions, without more). Grant Thornton indicated that a price per share between $1.23 and $1.28 would be appropriate. A price per share as high as $1.44 was defensible, in Grant Thornton's preliminary view, based solely on an application of its comparable companies approach and assuming normalized expenses going forward. Without detailing its analyses, Grant Thornton advised counsel to the special committee and Witters that the "best" valuation approach was to consider the results of the comparable companies, comparable transactions and discounted cash flow analyses in combination, not the results of one analysis alone. Counsel to the special committee and Witters concurred. Agreeing in its meeting the next day (discussed further below), the special committee adopted this approach, which is why the outlying price of $1.44 per share was not pressed in the ensuing price negotiations.


     On March 21, 2001, counsel to the special committee met again with counsel to PF Management to obtain PF Management's views on changes requested the day before but not yet agreed upon as reflected in the current draft. One key provision was the termination fee payable upon exercise of Pierre Foods' "fiduciary out," where PF Management was willing to accept less than previously demanded, yet still wanted a sum

($500,000) in addition to recovery of expenses (still capped at $500,000). Counsel also discussed among themselves appropriate provisions covering the exercise or termination of outstanding stock options.



     Later that same day, the special committee met again in person in Hickory, with Witters participating by telephone from Cincinnati and counsel participating by telephone from Charlotte. In this meeting, counsel related to the special committee the preliminary valuation analyses and findings of Grant Thornton, mentioning the range of $1.23 to $1.28 per share and the outlying, but defensible, price of $1.44 per share. Hearing this, the special committee was of the view that it should negotiate the best price attainable at or above $1.23 per share. Chairman Holman was tasked to do this. Holman stated that he would discuss Grant Thornton's analyses with representatives of Grant Thornton, to better understand the data and the financial advisor's preliminary conclusions so as to aid him in negotiations, before negotiating the price.



     Also during this meeting, counsel to the special committee reviewed in detail with the other meeting participants the progress in negotiating and documenting the exchange agreement as to all terms other than price. There seemed to be no solution for resolving the outstanding stock options other than to cancel the options. The amount of the termination fee had declined, as requested in negotiations, but counsel thought the special committee should seek further improvement. The special committee agreed. It was noted that the current draft of the exchange agreement referred to a financing commitment letter. Members of the special committee indicated an interest in seeing a copy of that letter if and when it became available. As the discussion ended, the special committee confirmed its counsel's authority and directive to continue negotiating with opposing counsel, the objective being to present an agreed-upon draft (including a price per share negotiated by Chairman Holman) to the special committee for its consideration.



     Immediately following the meeting of the special committee, its counsel engaged counsel to PF Management in dialogue regarding open issues in the exchange agreement. Subject to consideration of precedents, it was agreed that the termination fee payable upon exercise of the company's "fiduciary out" would be $100,000 plus reimbursement for actual expenses and that the termination fee payable by reason of Pierre Foods' material breach of the exchange agreement would be somewhat less -- $50,000 plus expenses. Counsel to PF Management agreed that the company's bylaws require approval of the exchange by the favorable vote of at least 75% of the outstanding shares. Both counsel noted in this regard that, given PF Management's covenant in the draft exchange agreement to maintain its share ownership at less than 50% before the vote, the 75% minimum would assure that the exchange would not be approved without the approval of a majority of the shareholders of Pierre Foods unaffiliated with PF Management. Finally, it was agreed that Pierre Foods would use its best efforts to cause all outstanding options to be exercised or cancelled by the time of mailing of definitive proxy materials, failing which PF Management could abandon the exchange.



     Special committee chairman Bobby Holman, together with Witters and counsel to the special committee, consulted with Grant Thornton on March 26, 2001, as anticipated in the immediately preceding meeting of the special committee. The purpose and focus of this meeting was for Grant Thornton to articulate its valuation determinations in detail as a predicate for price negotiations to be carried out by Holman personally. To that end, Grant Thornton provided to Holman, Witters and counsel to the special committee a bullet-point summary of various data sources that it had used to prepare its preliminary valuation determinations, together with preliminary financial models that it had developed in its analysis. Grant Thornton described the various methodologies that it had used to value Pierre Foods. First, it had used the "comparable companies" methodology, comparing the financial and stock market performance of Pierre Foods and certain ratios and multiples of Pierre Foods to the financial and stock market performance and corresponding ratios and multiples of Bridgford Foods, Earthgrains Company, Hormel and Rymer Foods, four publicly-held companies in the food processing industry that were considered by Grant Thornton to be generally comparable to Pierre Foods. Second, Grant Thornton had analyzed the proposed MBO relative to 15 recent "comparable transactions" in the food processing industry. Grant Thornton stated that it had selected these 15 transactions because the target companies had general business, operating and financial characteristics similar to those of Pierre Foods. Third, Grant Thornton had utilized a "discounted cash flow" (or "income") approach to valuing Pierre Foods, stating that, under this approach, it had performed discounted cash flow analyses to estimate the present value of Pierre Foods under four different scenarios. All four scenarios focused on projected income statements and debt-free net cash flows for fiscal years 2002 through 2006.

     Grant Thornton stated that, rather than applying only one valuation method, it was necessary to weigh the methods to obtain an appropriate valuation, because each method is dependent on its own set of facts and circumstances and, when considered in combination, they provide a better indication of value for Pierre Foods' shares than any one of them does in isolation. Accordingly, Grant Thornton assigned the comparable companies methodology a 50% weight, the comparable transactions approach a 25% weight and the discounted cash flow approach a 25% weight. Grant Thornton stated that, based upon its preliminary calculations and refinements in its analysis, it had adjusted the estimated range of fair market values for Pierre Foods downward from its earlier indication of $1.23 to $1.28 per share to a new range of $1.14 to $1.23 per share. This adjustment was made based on Grant Thornton's receipt after March 20, 2001 of Pierre Foods' financial information through the end of the 2001 fiscal year, which had not previously been available to Grant Thornton. The adjustment also reflected maturation of Grant Thornton's perspective on the appropriate weighting of the three methodologies.



     Holman and Clark met in Hickory at 9:00 a.m., local time, on March 27, 2001, with counsel to the special committee, representatives of Harrison Hurley and counsel to PF Management all participating in that meeting from various locations by conference telephone. Holman began the meeting by acknowledging PF Management's earlier offer of $1.19 per share and by countering that offer with an offer of $1.30 on behalf of the special committee. The special committee's decision to begin negotiations with an offer of $1.30, rather than $1.44, which was then the highest price that Grant Thornton had identified as defensible, was based on the special committee's belief that PF Management would not pay $1.44 per share and the special committee's desire to counter with an offer that it believed would be in the range of prices that PF Management would be willing to consider. When a representative of Harrison Hurley pointed out that the stock was then trading on Nasdaq at less than $1.00 per share, Holman indicated that a price between $1.19 and $1.30 could be negotiated. Clark asked for an adjournment.



     At 10:20 a.m., the meeting was reconvened among the same participants. At Clark's request, a representative of Harrison Hurley presented his firm's analyses of Pierre Foods' value. Harrison Hurley's balance sheet analysis yielded a value that its representative described as immaterial. Its analysis of cash flow in relation to companies that it considered comparable yielded a price per share of zero. Counsel to the special committee remarked that Grant Thornton had arrived at a valuation range higher than Harrison Hurley's indications by considering comparable companies and comparable transactions in terms of total invested capital to total revenues. Clark responded that he considered Grant Thornton's approach to be typical of "dot-com" companies, not of food processing companies. Clark noted, however, that the two financial advisors' conclusions were broadly similar in so far as each concluded that Pierre Foods' situation was unusual because it has continuing losses from operations and tangible assets less than its liabilities. Each firm targeted similar food-oriented companies as benchmarks for its comparative evaluations. Although the two firms' conclusions vary slightly, upon evaluation of either report one might conclude that Pierre Foods had no value due to its high leverage and lack of tangible assets. Nevertheless, Grant Thornton and Harrison Hurley each placed a value on Pierre Foods based upon industry trends and cash flow, for lack of any other useful benchmarks historically relied upon in conducting valuations of companies.



     Clark indicated that the buyout group put more weight on pure financial analysis than it did on market comparables, particularly market transactions. At this point, counsel to the special committee asked what the position of PF Management would be with respect to a solicitation of other bids for Pierre Foods. Clark responded that PF Management would most definitely oppose a competing bid. (PF Management had implied opposition to a competing bid in discussions and negotiations as early as February 7, 2001, but had not stated its opposition plainly until now.) Clark stated that, while he thought he could justifiably seek a decrease from PF Management's original bid of $1.19, in the interest of proceeding with the transaction he would now bid $1.21 per share.



     Following a short recess in which Holman consulted with counsel to the special committee, at 11:10 a.m. the meeting was reconvened with the same participants. Holman asked Clark whether there was any room for improvement in the offered price. Clark answered that $1.21 per share was PF Management's best and final offer. Holman then stated that this price was within a range that he believed the special committee was prepared to accept; that he would recommend to the special committee that it accept that price; and that he believed the special committee would recommend the exchange to the entire board of directors at that price. Counsel to the special committee observed that the termination fee and certain other terms and conditions of the exchange agreement (other than price) remained to be negotiated to a conclusion. Counsel to PF Management noted that Holman and Clark had only agreed upon a price subject to the approval of all terms and conditions (including price) to be included in an exchange agreement that would be finalized and submitted for various corporate approvals.


     On the late afternoon of March 29, 2001, Clark observed that Pierre Foods' stock had closed at $1.63 per share on Nasdaq, up from $1.06 the day before, apparently as the result of a news leak regarding the proposed MBO and ensuing market speculation. On the advice of counsel to the special committee, concurred in by counsel to PF Management, a press release was prepared and issued before trading began the following morning. The press release stated in pertinent part as follows:


          "Pierre Foods, Inc. (NASDAQ: FOOD) today announced that it is in advanced talks with a management group that reportedly owns 49% of the company's outstanding common stock and seeks to purchase, for cash, all shares owned by unaffiliated investors.

          "A special committee of the company's board of directors has been negotiating the terms of a possible transaction with the management buyout group. . . . The price range under discussion for the stock owned by public shareholders is significantly lower than the $1.63 price per share last reported by the Nasdaq Stock Market yesterday. . . .

          "In April, the committee and the buyout group are expected to complete their negotiations and the committee is expected to bring this matter to the full board. An announcement will be made of any material action taken by the board."


     So that timely disclosure of the proposed MBO would be available to investors, we filed this press release with the SEC on Form 8-K on the same day it was issued. The substance of the release was reported in The Wall Street Journal the next business day -- April 2, 2001.


     On April 3, 2001, counsel to PF Management delivered to the special committee, through counsel, a revised draft of the exchange agreement said to reflect the current state of negotiations between the parties.

     On April 5, 2001, counsel to the special committee, counsel to PF Management and Clark discussed a timetable covering, among other things, the organization of PF Management, the consideration of the exchange by PF Management, the special committee and the board of directors of Pierre Foods, the execution and delivery of the exchange agreement and public announcement of the signing of the exchange agreement. This timetable was refined in subsequent conversations among the parties and their counsel.


     On April 6, 2001, Harrison Hurley commented directly to Grant Thornton on the transaction data utilized by Grant Thornton in its comparable transactions analysis, Grant Thornton having provided that data to Harrison Hurley on a prior occasion. Grant Thornton did not revise its analysis, methodologies, advice or conclusions based on the receipt of this information.



     Counsel to the special committee spoke with counsel to PF Management with respect to the current draft of the exchange agreement on April 9, 2001. Counsel observed that, according to the draft (and in contrast to earlier discussions and expectations), PF Management would not represent and warrant that it could finance the exchange. In a conversation with Clark, it was agreed that the change regarding financing might remain in the document only if PF Management would abandon any claim to a termination fee (in excess of its actual expenses). Clark agreed to abandon the termination fee, provided that PF Management's covenant to maintain its share ownership at less than 50% before the vote was also deleted. Counsel to the special committee acknowledged that, without this covenant, there was no assurance that approval of the transaction would require approval by a majority of the shareholders unaffiliated with PF Management.



     Counsel to the special committee advised the special committee of these developments and consulted with Holman on April 11, 2001. It was resolved that the special committee would not approve a sale of the company to PF Management (or to any other buyer) until a covenant that financing would be available for the exchange was included in the exchange agreement. Counsel to the special committee delivered that message to counsel to PF Management the next day.


     Also on April 11, 2001, counsel to PF Management delivered to counsel to the special committee, for its information, a draft of an amendment to the
Schedule 13D filed with the SEC by Richardson, Clark and others, together with a draft of a Schedule 13D to be filed with the SEC following the first acquisition of Pierre Foods common stock by PF Management.

     On April 13, 2001, a representative of PF Management telephoned counsel to the special committee to discuss the financing issue. In that discussion, it was agreed that, in the exchange agreement, PF Management would represent and warrant that PF Management and its shareholders collectively have cash and credit sufficient to pay the aggregate exchange consideration and to consummate the transactions contemplated by the agreement. After further discussion, it was agreed that Richardson and Clark would commit their personal resources and credit to the exchange transaction and would therefore become parties to the exchange agreement for that purpose. Immediately thereafter, counsel to the special committee confirmed with Chairman Holman that this resolution would satisfy the special committee.

     On April 16, 2001, PF Management delivered to the special committee, through counsel, another draft of the exchange agreement.

     On April 17 and 18, 2001, PF Management and its counsel worked with our management and with counsel to the special committee on the text of this proxy statement and other SEC filings. They consulted with one another on these days, and beyond, regarding the sequence of events pursuant to which PF Management would acquire shares of Pierre Foods stock from Richardson, Clark and Templeton incident to the organization of PF Management, as well as the regulatory consequences of those transactions. Leading up to the meetings held on April 26, 2001, PF Management and its counsel also worked with our management and with counsel to the special committee with respect to the sequencing of, the agendas for, the presentations to be made and the resolutions to be considered at those meetings.


     On April 19, 2001, counsel to PF Management and counsel to the special committee discussed the current draft of the exchange agreement with one another. Counsel to the special committee noted, and opposing counsel agreed, that the only substantive change needed in that draft was a refinement of a Pierre Foods representation and warranty to the effect that Grant Thornton's fee would be payable pursuant to its letter agreement dated February 27, 2001 as amended by a letter dated April 12, 2001. The Grant Thornton engagement letter had been amended by agreement with the special committee to include work by Grant Thornton needed on this proxy statement. Later that day, counsel to the special committee delivered a copy of the April 12, 2001 Grant Thornton letter amendment to PF Management by fax.


     Promptly following that discussion, PF Management delivered to the special committee, through counsel, the final draft of the exchange agreement. In the week leading up to the meetings of April 26, 2001, the parties and their counsel prepared documents for filing with the SEC and the public and generally prepared for the meetings.


     On April 26, 2001, following a meeting of the shareholders of PF Management during which the shareholders (Richardson, Clark and Templeton) approved and adopted the exchange agreement, the special committee met in person with its counsel in Hickory. Grant Thornton presented its final valuation analyses and conclusions during the meeting. See "-- Opinion of Pierre Foods' Financial Advisor." Upon request, Harrison Hurley addressed the special committee with respect to PF Management's and its shareholders' assurances of financing. Counsel to the special committee was present throughout the meeting.



     Following a discussion by the special committee consisting essentially of consideration of the factors mentioned under "-- Recommendation of the Special Committee and the Board of Directors," the special committee resolved unanimously to recommend to the entire board of directors that it approve and adopt the exchange agreement and the exchange and that the board recommend to the shareholders that they approve and adopt the agreement and the exchange.

     Later that same day, the board of directors met and the entire board took up the exchange and the exchange agreement outside the presence of Richardson and Clark. Counsel to the special committee and the board was present throughout the meeting. Again Grant Thornton presented its final analyses and conclusions. See "-- Opinion of Pierre Foods' Financial Advisor." Again Harrison Hurley spoke to the directors about the assured financing.



     Following a discussion by the board consisting essentially of the factors mentioned under "-- Recommendation of the Special Committee and the Board of Directors," the board (other than Richardson and Clark, who were not present for any part of the discussion or the vote) resolved unanimously to approve and adopt the exchange agreement and the exchange and recommended that the shareholders of Pierre Foods approve and adopt the agreement and the exchange.



     The exchange agreement was signed immediately following the board meeting. We issued a press release announcing the execution of the exchange agreement before the stock market opened for trading the next morning. In the weeks that followed, PF Management and its counsel worked closely with us and our counsel relative to preparing, filing and processing this proxy statement and related documents.



     On June 6, 2001, the board of directors received a letter from Equity Acquisitions, Inc., a South Carolina corporation said to be wholly-owned by Mr. Gregory A. Edgell, a former affiliate of Pierre Foods. See "Certain Relationships and Related Party Transactions." In this letter, Equity Acquisitions gave notice that it intended to commence a tender offer for all of the outstanding common stock of Pierre Foods at a purchase price of $1.44 per share. The tender offer would be subject to the condition that at least 75% of Pierre Foods' outstanding shares would be tendered. Equity Acquisitions noted that the rights agreement dated September 2, 1997 between Pierre Foods and American Stock Transfer & Trust Company contained provisions which could prevent the completion of its tender offer. Accordingly, Equity Acquisitions requested that a majority of the board, pursuant to the rights agreement, determine that Equity Acquisitions' offer represented a fair price to the shareholders and was otherwise in the best interest of Pierre Foods and its shareholders. Equity Acquisitions also asked the board to commit to enter into an agreement and plan of share exchange with Equity Acquisitions on terms (other than price) substantially identical to the terms of the exchange agreement between the company and PF Management. Finally, the letter stated Equity Acquisitions' belief that the change-of-control agreements presently in place with various senior executives of Pierre Foods, including members of the management buy-out team, were out of proportion to the value these executives had provided to Pierre Foods. Equity Acquisitions asked that these agreements be terminated immediately and concluded by requesting a response to its letter no later than June 11.



     As required by the terms of the exchange agreement, counsel to the special committee delivered copies of the letter from Equity Acquisitions to representatives of PF Management and began to discuss possible responses with representatives of PF Management and with the one special committee member who was available at that time. In these discussions, PF Management reiterated its opposition to any competing bid, including this one, and questioned the legality of Equity Acquisitions' offer. Counsel to the special committee delivered a copy of Equity Acquisitions' letter to Grant Thornton and asked Grant Thornton to prepare to advise the special committee from a financial point of view at a meeting to be scheduled on short notice.



     The special committee met by conference telephone with their counsel and Witters during the morning of June 11, 2001 to consider the Equity Acquisitions letter. The directors expressed many concerns about the proposal, all of which were reflected in the written response authorized by the special committee and described below. The special committee also solicited Grant Thornton's views. A representative of Grant Thornton who was brought into the meeting remarked that Equity Acquisitions' offer placed constraints on Pierre Foods that could not be satisfied without rendering Pierre Foods insolvent. The Grant Thornton representative added that nothing in the proposal dissuaded his firm from its earlier opinion that the exchange consideration offered by PF Management was financially fair to shareholders unaffiliated with PF Management. Following this discussion, the Grant Thornton representative was excused from the meeting and the special committee unanimously reaffirmed its judgment that the exchange is fair to, and in the best interests of, the shareholders. The special committee delegated to Bruce Meisner the task of working with counsel to the special committee to prepare and approve a written response to Equity Acquisitions' proposal.

     A letter signed by Meisner on behalf of the special committee and delivered to Equity Acquisitions later that day responded to the Equity Acquisitions' proposal as follows: The special committee identified to Equity Acquisitions several structural problems with respect to its offer. First, the special committee noted that the tender offer for shares of Pierre Foods would be subject to the condition that at least 75% of all outstanding shares be tendered. The special committee noted that this would constitute a "change of control" under the company's indenture, entitling the holders of all senior notes (with an aggregate face amount of $115 million) to "put" their notes to Pierre Foods for 101% of the face amount. The special committee informed Equity Acquisitions that Pierre Foods would not be in a position to satisfy that obligation and that the triggering of the "put" obligation would render the company insolvent. The special committee stated that it did not believe that the insolvency of Pierre Foods would be in the best interest of the company and its shareholders. The special committee also stated its belief that there was no basis for Pierre Foods to terminate the change-of-control agreements presently in place with senior executives and other individuals, which had been entered into long ago and remained valid obligations of the company. Third, the special committee noted that Equity Acquisitions had not disclosed how its tender offer would be financed, nor had Equity Acquisitions presented any information about the financial condition or financing capabilities of itself or its sole shareholder, Edgell. Lastly, the special committee stated that PF Management had confirmed since the delivery of Equity Acquisitions' letter that it would not tender its shares to Equity Acquisitions and would vote against any shareholder proposal to approve any agreement with Equity Acquisitions. Thus, the special committee stated, Equity Acquisitions' minimum condition of a 75% tender could not be satisfied. The special committee concluded the letter by stating that it believed it was detrimental to the interest of the company and its shareholders to agree to a transaction which could not be closed, particularly when pursuing such a transaction would ultimately require the special committee and the company to abandon the proposed MBO which was an achievable transaction and to which the special committee and the company was already committed, which offered shareholders liquidity and protected them against further share price decreases. Notwithstanding the foregoing, the special committee welcomed any solutions that Equity Acquisitions might have to the problems the special committee had outlined in its letter.



     On June 15, 2001, the special committee received a reply to its letter from Equity Acquisitions containing a modified proposal. First, Equity Acquisitions eliminated the minimum tender condition, which, considering PF Management's opposition to the tender offer, eliminated the risk that the change-of-control provisions of the senior notes would be triggered. Equity Acquisitions stated that it believed the special committee could recommend that the board make a facilitative finding under the rights agreement to the effect that Equity Acquisitions' proposed tender offer was at a price that was fair to the shareholders and otherwise in the best interests of the company and its shareholders. Equity Acquisitions also stated that it believed its proposed tender offer could be found to be a "superior proposal" (as defined in the exchange agreement between Pierre Foods and PF Management) in comparison to the "offer" made by PF Management. Equity Acquisitions noted that, since its proposal did not contemplate acquiring control of Pierre Foods, PF Management's commitment to vote against a competing transaction was no longer relevant. Equity Acquisitions asserted that its proposed tender offer and the "offer" of PF Management were not in conflict and could be pursued simultaneously. Equity Acquisitions stated that it was prepared to demonstrate its ability (financial and otherwise) to commence and complete the proposed tender offer, but that it believed such a demonstration was premature.



     Again as required by the exchange agreement, counsel to the special committee delivered copies of the letter from Equity Acquisitions to representatives of PF Management. Grant Thornton also was given a copy of the letter and was asked to analyze it from a financial point of view.



     On June 19, 2001, representatives of PF Management informed counsel to the special committee that Richardson was preparing to sue Edgell and the accounting firm in which Edgell was a partner, and outlined the nature of the claims.



     On the afternoon of June 20, 2001, the special committee received from counsel to PF Management and Richardson a copy of a letter signed by such counsel and delivered to Edgell's accounting firm earlier in the day. The letter asserted that Richardson had been a client of Edgell's for more than 30 years, had been a client of the accounting firm for more than 20 years, and that, throughout that period, Edgell had been Richardson's personal accountant. The letter stated that Richardson had given Edgell extensive personal and confidential financial information. In the spring of 2001, it said, Richardson invited Edgell to join Richardson, Clark and others to acquire all the outstanding stock of Pierre Foods, but Edgell announced that he was not interested in owning Pierre Foods' stock. Edgell instead offered to sell his Pierre Foods shares to Richardson, the letter said, and, on April 17, 2001, Richardson bought Edgell's shares. The letter made the following claims:
Edgell's proposals to acquire Pierre Foods stock were not sincere, but instead were part of a plan designed to prevent Richardson and Clark from acquiring Pierre Foods. Edgell had used and disclosed, and was continuing to use and disclose, Richardson's confidential personal financial information to carry out his plan. As a fiduciary, Edgell owed Richardson the duties of utmost loyalty, good faith, full disclosure and complete confidentiality. Edgell had violated each of these duties by deceiving Richardson about his intentions, taking action adverse to Richardson and using Richardson's own confidential information to develop a competing proposal. The letter concluded by stating that Richardson intended to file suit if Edgell did not abandon his plan to subvert PF Management's acquisition of Pierre Foods.



     On June 22, 2001, the special committee received a third letter from Equity Acquisitions. In this letter, Equity Acquisitions stated that it had received the letter from counsel to PF Management and Richardson summarized above. Equity Acquisitions stated that it believed the litigation threat had no basis, but that, considering the impact that the threat might have on Equity Acquisitions' ability to successfully conclude its proposed tender offer, Equity Acquisitions was withdrawing its proposal. In this letter, Equity Acquisitions ostensibly reserved the right to reinstitute its proposal at any time.



     Upon Equity Acquisitions' withdrawal of its proposal, the several members of the special committee determined to take no further action in response to the proposals and suggestions that had been made by Equity Acquisitions.


RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS


     As discussed above under "-- Background of the Exchange," the special committee and the board of directors (other than Richardson and Clark) unanimously determined that the exchange agreement and the exchange are fair to and in the best interests of the Pierre Foods shareholders unaffiliated with PF Management. THE SPECIAL COMMITTEE AND THE BOARD RECOMMEND THAT YOU VOTE "FOR" THE APPROVAL OF THE EXCHANGE AGREEMENT AND THE EXCHANGE.



     The special committee and the board of directors consulted with their financial and legal advisors, drew on their knowledge of our business, operations, properties, assets, financial condition, operating results, historical public share trading prices and prospects and considered the following factors, each of which, in the opinion of the special committee and the board, supported their determination that the exchange agreement and the exchange are substantively fair to and in the best interests of the shareholders unaffiliated with PF Management:



     - the belief of the special committee and the board that the liquidity and assurance against further loss afforded by the exchange was better for the unaffiliated shareholders than continuation of the status quo. The special committee and the board concluded that, based on Pierre Foods' limited trading volume, the lack of institutional sponsorship and public float, its small market capitalization and the lack of research attention that it received from market analysts, Pierre Foods' continuing status as a public company would limit the ability of Pierre Foods' shareholders to obtain a fair price by selling their shares in the market. See
       "-- Background of the Exchange" and "-- Projections." The special committee and the board believed that the liquidity offered by the exchange is an advantage of the exchange distinct from the status quo and that liquidity in general is in the best interests of the unaffiliated shareholders. Noting that the general trend in the market price of Pierre Foods common stock has been downward in recent periods, the special committee and the board observed that liquidation of the value of the shares through the exchange will protect the unaffiliated shareholders from further loss, and they believed that protection from further loss is in the best interests of the unaffiliated shareholders. See "Information Regarding Pierre Foods -- Market Prices of Common Stock; Dividends."

     - the fact that the $1.21 per share exchange consideration represented a significant premium to the closing price of the Pierre Foods common stock on March 27, 2001, the day that PF Management made its final offer. Specifically, the special committee and the board recognized that the exchange consideration was 33%, or $.30, above the $.91 per share closing price on that day. The special committee and the board also recognized that the exchange consideration was 37.6%, or $.73, below $1.94, the highest market price of the Pierre Foods common stock after the date of PF Management's final offer (shares traded at this price on March 30), and 3.2%, or $.04, below the $1.25 market price for the stock on April 26, the date the special committee and board approved the transaction. The special committee and the board believed that the latter prices were based on uninformed market speculation, however, and concluded that they were not relevant to a fairness determination. The exchange consideration was 1.6%, or $.02, below the $1.23 per share closing price of the Pierre Foods common stock on July 5, 2001. See "Information Regarding Pierre Foods -- Market Prices of Common Stock; Dividends." The special committee and the board believed that the premium of the exchange consideration to the market price of the stock on the day that the exchange was "priced" indicates the substantive fairness of the exchange because the market price at that time was not impacted by the "noise" of the exchange, as later market prices were necessarily impacted.



     - the financial advisor's opinion to the special committee and the board to the effect that the exchange consideration is fair to Pierre Foods' unaffiliated shareholders from a financial point of view. The special committee and the board believed that agreeing to, and recommending, a price within a range considered fair from a financial point of view by an independent valuation expert such as Grant Thornton was a particularly strong indication of the substantive fairness of the exchange. Grant Thornton analyzed the going-concern value of Pierre Foods using the comparable companies, comparable transactions and discounted cash flow methodologies. The special committee and the board concurred in Grant Thornton's conclusion that indicia such as net book value and liquidation value were less meaningful than the methodologies selected by Grant Thornton because of the nature of Pierre Foods' assets and business, because Grant Thornton concluded that net book value was below the range of fair value determined by use of the selected methodologies and did not reflect the going-concern value of Pierre Foods and because Grant Thornton found no evidence of hidden assets or other factors that might lead it to believe that a liquidation value analysis would be relevant. The special committee did not consider Grant Thornton's initial analysis of range of values between $1.23 and $1.28, and a price of up to $1.44 as defensible, since this initial analysis had later been superceded by Grant Thornton. The special committee and the board noted in particular that:



      - the per-share value calculation resulting from consideration of only Grant Thornton's comparable companies methodology or of only its comparable transactions methodology was, in each case, in excess of the exchange consideration, but they concluded that these methodologies considered independently were not the best indicators of fair value for Pierre Foods because each is dependent on its own set of facts and circumstances such that they provide a better indication of value for Pierre Foods' shares when considered in combination. Thus, the special committee and the board concurred with Grant Thornton's conclusion that the most relevant of the possible valuation methodologies was one that averaged the per-share values produced by utilization of the comparable companies, comparable transactions and discounted cash flow methodologies;



      - the unwillingness of the two most senior members of senior management to remain with Pierre Foods in a transaction other than a management-led buyout made Pierre Foods less attractive to potential purchasers because of uncertainty as to whether Pierre Foods would be able to continue its historical financial performance or achieve the financial results of the projections prepared by our management with respect to Pierre Foods' financial performance for fiscal years 2002 through 2004 without these senior managers;


      - a number of the comparable companies and comparable transactions used in Grant Thornton's analyses were not truly comparable to Pierre Foods in terms of size, market capitalization, financial performance or other relevant factors, supporting Grant Thornton's conclusion that an average of the per-share values produced by its three methodologies, including the discounted cash flow methodology, was most relevant to the exchange; and



      - the exchange consideration was within the range of values determined by Grant Thornton to be fair from a financial point of view.



     - the inability of any financial or strategic buyer other than PF Management to acquire Pierre Foods without triggering insolvency. The special committee and the board considered the fact that, because of an indenture covenant giving the senior noteholders "put" rights upon a change of control, the only transaction in which Pierre Foods' shareholders unaffiliated with PF Management could be bought out is a management buyout. Specifically, the indenture governing Pierre Foods' senior notes entitles the holders of the notes to put their notes to Pierre Foods for 101% of their face amount if more than 50% of the outstanding common stock is acquired by any person other than Richardson, Clark or James E. Harris, our former chief financial officer, and any entity controlled by them. Triggering this put right would render Pierre Foods insolvent. The special committee and the board determined, therefore, that the only realistic buyer of Pierre Foods is PF Management and that, considering the company's financial condition, it would be better for the shareholders unaffiliated with PF Management to receive $1.21 per share than for them to risk receiving no return of their investment. Put another way, the directors concluded that the best price available from the only plausible buyer of a distressed company, Pierre Foods, was a "fair" price. It was also noted that the indenture covenant was entered into in June 1998, long before an MBO was planned by Richardson or Clark, and that at that time Richardson and Clark already beneficially owned more than 36% of Pierre Foods' outstanding stock.



     - the negotiations between the special committee and PF Management, resulting in its offer price being increased from $1.19 to $1.21. The special committee and the board considered the fact that these negotiations were conducted over a period of more than six weeks. The special committee and the board believed that the $1.21 exchange consideration was the highest price that PF Management would offer. See "-- Background of the Exchange." They believed that obtaining the highest price that would be offered by the only plausible buyer of a distressed company was substantively fair to, and in the best interests of, the unaffiliated shareholders.



     - the covenant of Richardson and Clark individually to pay the cash exchange consideration from their own funds and from financing they would arrange and personally guarantee. The special committee and the board believed that it was better for the shareholders unaffiliated with PF Management to receive these assurances of financing than it was for them not to have financing assured because the assurance of financing meant that it was more likely that the exchange would be consummated.



     - the terms and conditions of the exchange agreement, particularly the provisions giving the board the right, subject to conditions, to respond to unsolicited inquiries, to modify or withdraw its recommendation and to pursue a more favorable transaction with a third party. The special committee and the board also considered the fact that the exchange agreement provided for the payment, in such circumstances, of PF Management's actual out-of-pocket expenses incurred in connection with the transaction, but no more, which the special committee and the board believed, under the circumstances, would not have an unreasonably preclusive effect on competing offers. See "The Exchange -- Nonsolicitation Covenant" and "-- Termination Fee." The special committee and the board realized that these provisions were of limited utility in light of Richardson's and Clark's change-of-control agreements and the decision by PF Management to oppose any competing transaction, yet they also believed that it was better for shareholders unaffiliated with PF Management to have the benefits of these provisions than it was for them to forego the benefits because it was theoretically possible that a bidder might be willing to pay a "blockbuster" price for the company, in which case the special committee and the board would need flexibility to consider and act on the competing proposal.



     - the fact that between March 30, 2001, when the MBO negotiations were publicly announced, and April 26, 2001, when the board approved the exchange agreement, the company received no offers, inquiries or solicitations regarding alternative transactions. See "-- Background of the Exchange." The special committee and the board viewed the lack of interest from other possible bidders during this period as confirmation of their view that PF Management was the only plausible buyer of Pierre Foods and that it was a waste of resources to market the company more than had been done already. See "Special
       Factors -- Background of the Exchange."



     - the fact that completion of the exchange pursuant to the exchange agreement is not subject to satisfaction of any "due diligence" condition, which would likely not be the case in any competing transaction. The special committee and the board believed it was in the best interests of Pierre Foods and of the shareholders unaffiliated with PF Management to pursue a transaction with no due diligence condition because this would save Pierre Foods from expending significant time and personnel resources providing due diligence materials, would avoid disruption of the company's day-to-day business activities and would provide greater certainty of the closing of the transaction without further negotiation of the terms of the exchange.



     - the requirement that the exchange be approved by the holders of 75% of the outstanding shares of Pierre Foods common stock. The special committee and the board considered that this requirement would facilitate an informed vote by the shareholders on the merits of the transaction without requiring a tender of shares or other potentially coercive transaction structure and would implicitly require (because PF Management and Pierre Foods' officers and directors own less than 75% of the outstanding shares) that at least some shareholders unaffiliated with PF Management must vote to approve the transaction. See "The
       Exchange -- Conditions." The special committee and the board believed that a transaction requiring the approval of at least some unaffiliated shareholders was more likely than a transaction without such a requirement to be substantively fair to, and in the best interests of, unaffiliated shareholders in general.



     - the stated opposition of PF Management to any competing transaction, which effectively precludes any competing transaction because of PF Management's controlling position in Pierre Foods common stock. As the owner of more than 60% of the outstanding shares of Pierre Foods, PF Management has the power to defeat shareholder approval of any alternative transaction. It was also noted that, given the change in the financial condition of Pierre Foods and the reduced stock price, it was not surprising that Richardson and Clark believed that they could best protect their investment in Pierre Foods directly, rather than by selling to a third party, and that $1.21 per share is better than the possibility of no return of investment. The special committee and the board believed that PF Management's exercise of its controlling position could not be ignored in the best interests of unaffiliated shareholders because it was a business reality.



     - the fact that Richardson and Clark, together with other officers and former officers of Pierre Foods, would be entitled to aggregate net payments in excess of $12.5 million under their change-of-control agreements and other similar contracts with Pierre Foods if a change of control were to occur by reason of a transaction with a competing bidder. The special committee and the board noted that this expense would significantly reduce the return to shareholders unaffiliated with PF Management in such a transaction, whereas the expense would not be incurred in the exchange. It was also noted that Pierre Foods entered into these agreements with Richardson and Clark in 1997 and amended them in 1999, again, long before an MBO was planned by Richardson or Clark. The special committee and the board believed that approving and recommending the sale of the company to a buyer whose bid would save $12.5 million in avoidable costs to the company was very much in the best interests of the unaffiliated shareholders.

     In concluding that the exchange is fair to and in the best interests of the unaffiliated shareholders, the special committee and the board of directors also considered the following factors, each of which the special committee and the board considered to be a negative factor:



     - the fact that other offers were not solicited after PF Management's offer was received. The special committee and the board considered that other potential buyers had expressed an interest in acquiring the food processing operations of Pierre Foods in 1999, noting, however, that the company's results of operations, financial condition, cash flows from operations and business prospects were decidedly stronger in 1999 -- reflected in much higher market prices for Pierre Foods' common stock -- than they are in 2001. The special committee and the board also considered that, in 1999, notwithstanding extensive marketing efforts, no definitive agreement to sell the food processing operations was actually reached. They also considered the fact that any acquisition of all shares held by the public by any buyer other than a management buyout group would be opposed by PF Management, which owns enough stock to block such a transaction, and, even if "successful" notwithstanding PF Management's opposition, would trigger put rights for the senior noteholders, resulting in the company's insolvency. See "-- Background of the Exchange."



     - the fact that consummation of the exchange would preclude the shareholders of Pierre Foods unaffiliated with PF Management from having the opportunity to participate in the future growth prospects of Pierre Foods. Richardson and Clark, in contrast, would have the chance to benefit from any increases in the value of Pierre Foods following the exchange as a result of their increased equity interest in the company and therefore might receive the economic benefit of capital appreciation from the transaction. See "-- Purpose and Reasons of MBO Group for the Exchange" and "Effects of the Exchange."



     - the potential conflicts of interest of Richardson and Clark resulting from benefits that might be realized by them upon consummation of the exchange, including, as described above, the potential economic benefit of capital appreciation. The special committee and the board believed, nevertheless, that the procedures that they followed in their consideration of PF Management's MBO offer, including extensive negotiation of the price and other terms of the exchange, addressed these conflicts and were fair to the shareholders unaffiliated with PF Management. See "-- Background of the Exchange" and "-- Conflicts of Interest."



     - the fact that PF Management and its shareholders have from time to time acquired shares at prices in excess of $1.21 per share, including after March 27, 2001, when PF Management made its final offer of $1.21, and that the premiums paid in these acquisitions (relative to the exchange consideration) were 73%, 561%, 520%, 1,207%, 605% and 479%. The special committee and the board considered the fact that Pierre Foods' stock price had dropped from a high of $10.50 in November 1999 to $0.91, the closing price on March 27, 2001 -- the day the exchange price was negotiated -- and concluded that those prices did not determine the current value of Pierre Foods' shares given adverse changes in the results of operations, financial condition and cash flows of Pierre Foods and adverse changes in the food processing industry generally. The special committee and the board also credited Richardson's disclosure that he purchased or caused PF Management to purchase shares from several shareholders at a substantial premium over the exchange price in consideration of the long-time allegiance, association and relationship of these selling shareholders to Richardson. In evaluating the acquisition of shares by Richardson, the special committee and the board recognized that Richardson had fiduciary duties as a director and officer of Pierre Foods, but they also recognized that Richardson is a shareholder of Pierre Foods who is entitled to protect and maximize the value of the shares that he owns. They further recognized that Richardson as an individual was free to pursue opportunities that the company would not pursue, including the purchase of shares, for personal reasons, in amounts and at prices in excess of what the company could or would transact. See "Information Regarding PF Management -- Recent Stock Purchases."



     - the fact that Pierre Foods' common stock had recently traded in excess of $1.21 per share. The special committee and the board believed that these trading prices were based on uninformed market speculation attributable to the "noise" of the pending exchange. They noted that the company's stock is traded sporadically, that no analysts publish research reports on the stock and that there are frequent spikes in market prices for the stock. The special committee and the board inferred that the public market for the company's outstanding stock is inefficient and that quoted prices do not indicate the fair value of the stock. For these reasons, the discount of the $1.21 consideration price relative to several recent trading prices for the stock did not impact the special committee and the board's decision to approve the exchange.



     - the fact that Patrick Daugherty, lead counsel to the special committee and the board, had served extensively in the past, and would continue to serve, as corporate and securities counsel to the company, and, as described under "-- Background of the Exchange," had given preliminary advice to Richardson and Clark in the summer of 1999 and in January 2001 regarding possible transactions with the company. The special committee and the board decided to engage Daugherty's law firm notwithstanding these circumstances, because Daugherty had established a trusting professional relationship with them over a period of several years, because he was a repository of significant institutional memory and knowledge about the company, because they believed that he was not beholden to Richardson or Clark and that he could and would advise them and act independently of Richardson and Clark and because none of Daugherty's colleagues at Foley & Lardner who would be assisting the special committee and the board relative to this transaction had had any prior professional involvement with Richardson, Clark, Templeton or the company. For these reasons, the special committee and the board believed that Daugherty's role in the transaction would not and did not detract from the fairness of the exchange.



     Pierre Foods did not obtain counsel or appraisal services on behalf of the shareholders unaffiliated with PF Management, nor did it make any provisions to grant such shareholders access to its corporate files, other than the access available as a matter of North Carolina law.



     The foregoing discussion of the information and factors considered by the special committee and the board is not meant to be exhaustive, but includes all material factors considered by the special committee and the board as part of their determinations that the exchange and the exchange agreement are fair to, and in the best interests of, Pierre Foods and the unaffiliated shareholders and by the board as part of its recommendation that the shareholders approve and adopt the exchange agreement. While each of the board and the special committee adopted the analysis and conclusions of Grant Thornton as described in "Opinion of Pierre Foods' Financial Advisor," it also considered all of the factors listed above in making the determination that the exchange and the exchange agreement are fair to, and in the best interests of, the unaffiliated shareholders. The special committee and the board did not assign relative weights or quantifiable values to those positive and negative factors. Rather, the decisions of the special committee and the board were based on subjective analysis by their members of those factors, including the analysis and conclusions of Grant Thornton (based on the totality of the information presented to and considered by it).



     In addition, based on the factors described above, the board and the special committee concluded that the exchange is procedurally fair to the shareholders unaffiliated with PF Management. The board and the special committee reached this conclusion notwithstanding the fact that the exchange is not conditioned upon the approval of a majority of the unaffiliated shareholders and the fact that an unaffiliated representative was not retained to negotiate solely on behalf of the unaffiliated shareholders. The board and the special committee concluded that the absence of these factors did not make the procedure followed by the board and the special committee unfair under applicable North Carolina law because they adopted other procedures designed to assure fairness. These other procedures included, in particular, the establishment and operation of a special committee staffed solely by disinterested directors to negotiate and evaluate the terms of the exchange (including direct negotiation of the exchange consideration by the chairman of the special committee), the engagement of Foley & Lardner to advise the special committee regarding the legal aspects of the transaction and the engagement of Grant Thornton to advise the special committee regarding the financial fairness of the transaction.

OPINION OF PIERRE FOODS' FINANCIAL ADVISOR


     The special committee retained the Valuation Services Group of Grant Thornton to act as its financial advisor and, as requested by the special committee, (1) to analyze the proposed sale of Pierre Foods to PF Management and
(2) to render an opinion as to the fairness of such a transaction, from a financial point of view, to Pierre Foods' shareholders unaffiliated with PF Management. Prior to being engaged as the financial advisor to the special committee, Grant Thornton had no prior professional relationship with Pierre Foods, except that, in 2000, the Boston office of Grant Thornton was retained by Harrison Hurley to perform tax consulting work, which was never completed, relative to Pierre Foods.


     At the request of the special committee, on April 26, 2001, Grant Thornton rendered its oral opinion to the special committee and to the board to the effect that, as of that date and subject to the assumptions made, matters considered and limits of the review undertaken by Grant Thornton described in its opinion, the $1.21 per share exchange consideration to be received by Pierre Foods' shareholders (other than PF Management) pursuant to the exchange was fair from a financial point of view to such shareholders. Grant Thornton subsequently confirmed this opinion in writing by letter dated April 26, 2001.

     The full text of Grant Thornton's written opinion is attached as Appendix B to this proxy statement. We refer you to Grant Thornton's opinion, and you should consider it as a part of this proxy statement since we are incorporating it by this reference. The following description of Grant Thornton's opinion is only a summary. You should read the full opinion for a complete understanding of the opinion's assumptions, considerations and limitations.

     Grant Thornton's opinion only advises the special committee as to the fairness from a financial point of view of the exchange consideration. It does not address the merits of the special committee's decision to recommend the exchange to the board of directors or of the board's decision to adopt the exchange agreement and recommend the agreement to shareholders. The opinion is not a recommendation to you that you vote for or against the exchange or that you take any other action regarding the exchange.

     The special committee retained Grant Thornton on the basis of its experience with mergers and acquisitions, financings and advising boards of directors and shareholders regarding strategic alternatives. Grant Thornton is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions and private placements of securities. Grant Thornton is a privately owned accounting and consulting firm which has been in business for over 75 years.

     In preparing its opinion, Grant Thornton, among other things:

     - reviewed the exchange agreement among Pierre Foods, PF Management, Richardson and Clark.

     - reviewed certain of our publicly available financial statements and other business and financial information.

     - reviewed certain of our internal financial statements, financial forecasts and other data concerning us prepared by our management, including budgeted and projected income statements.

     - met with members of our management to discuss our business, historical and projected financial results, financial condition and business prospects.

     - reviewed the historical stock price and trading volume for our common stock.

     - compared the financial terms of the exchange with the financial terms of acquisition and merger transactions involving companies that Grant Thornton deemed comparable to Pierre Foods, Inc.

     - prepared four discounted cash flow analyses of Pierre Foods.

     - made other studies and inquiries, and took into account other matters, that Grant Thornton believed were relevant to forming its opinion, including an assessment of general economic and market conditions.

     Grant Thornton did not independently verify any of the information it obtained for purposes of its opinion. Instead, Grant Thornton assumed the accuracy and completeness of all such information. Grant Thornton relied upon our management's assurances that information concerning our prospects, including budgeted and projected financial results, reflected the best currently available judgments and estimates of management as to our likely future financial performance. As to all legal matters, Grant Thornton relied on the advice of counsel to the special committee and assumed that the exchange will be completed in accordance with the terms of the exchange agreement. Grant Thornton did not make an independent evaluation or appraisal of the assets or liabilities of Pierre Foods. Grant Thornton personnel visited both of our operating facilities as well as corporate headquarters and were provided with third-party appraisals of the real estate and machinery and equipment assets of Pierre Foods conducted in June 2000. Grant Thornton's opinion is based on market, economic and other conditions as they existed and could be evaluated at the time the opinion was given.

     No limitations were imposed by Pierre Foods, the special committee or the board on the scope of Grant Thornton's investigation or the procedures Grant Thornton followed in rendering its opinion.


     In addressing the fairness, from a financial point of view, of the exchange consideration to be received by the unaffiliated shareholders of Pierre Foods, Grant Thornton considered a variety of generally recognized valuation methodologies and utilized those it believed were most appropriate for developing its opinion. The preparation of a fairness opinion involves the determination of the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, such an opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Grant Thornton made qualitative judgments about the relevance and significance of each valuation methodology and factor. Such analysis resulted in the calculation of ranges of implied per-share values for Pierre Foods common stock, including implied values that were greater than the exchange consideration; however, Grant Thornton did not consider that any particular implied value, whether less than or greater than the exchange consideration, was determinative of fairness. Rather, the range of implied values provided a range of fairness within which to evaluate the exchange.



     Grant Thornton believes that its valuation methodologies provide value indications dependent on specific facts and circumstances, a subtle change to which could materially affect the value conclusion developed under a particular methodology. Thus, looking at the value indication produced by any single methodology does not provide adequate guidance as to the conclusion of value and fairness determined by Grant Thornton. Instead, Grant Thornton believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all factors and assumptions, would create an incomplete view of the process underlying its opinion.


     In performing its analyses, Grant Thornton made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Pierre Foods. The analyses performed by Grant Thornton do not purport to be an appraisal and are not necessarily indicative of actual values, trading values or actual future results that might be achieved, all of which may be significantly more or less favorable than suggested by Grant Thornton's analyses. No public company that Grant Thornton utilized as a comparison is identical to Pierre Foods, nor are the transactions utilized as a comparison identical to the exchange. Accordingly, a purely mathematical analysis based on such comparable companies or comparable business combinations is not a meaningful method of using the relevant data. Rather, these analyses involve complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the transaction or the public share price or other values of the companies being compared.

     In connection with its analyses, Grant Thornton utilized estimates and forecasts of our future operating results contained in or derived from budgeted and projected income statements provided by our management. Analyses based on forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than the forecasts. The analyses are inherently subject to uncertainty, being based on numerous factors or events beyond the control of Pierre Foods. Therefore, future results or actual values may be materially different from these forecasts or assumptions.

     Grant Thornton's opinion was one of many factors taken into consideration by the special committee in making its determination to approve the exchange agreement. Consequently, the analyses described below should not be viewed as determinative of the opinion of either the special committee or the board with respect to the value of Pierre Foods or whether the special committee or the board would have been willing to agree to different terms for the exchange.


     The following is a brief summary of the material analyses performed by Grant Thornton in connection with rendering their opinion to the special committee and the board. The following summary includes information presented in tabular form. In order to understand the financial analyses performed by Grant Thornton, the tables must be read together with the accompanying text. Also, for purposes of the financial analyses from which these per-share values were derived, Grant Thornton assumed that we would be operated by a management team with the perceived ability to achieve the financial results projected. Following is a summary of the methodologies described by Grant Thornton in its PowerPoint(R) presentations to the special committee and the full board of directors on April 26, 2001 and which were contained in the final financial models provided by Grant Thornton to the directors in connection with those presentations.


     Comparable Companies Analysis. Grant Thornton reviewed and compared the financial and stock market performance of Pierre Foods and certain ratios and multiples of Pierre Foods to the financial and stock market performance and corresponding ratios and multiples of four publicly-held companies in the food processing industry that were considered by Grant Thornton to be generally comparable to Pierre Foods. The selected companies were Bridgford Foods Inc., Earthgrains Company, Hormel Foods Corporation and Rymer Foods Inc. (collectively, the "Comparable Companies").

     Among other analyses, Grant Thornton calculated the enterprise value (that is, equity market value, plus debt, less cash and equivalents) as a multiple of the latest twelve months' net sales for each of the Comparable Companies. All multiples were calculated using closing stock prices on March 22, 2001. A summary of the enterprise value multiples generated from this analysis is shown in the following table:

                                         INVESTED CAPITAL MULTIPLE BASED ON NET SALES
                                         --------------------------------------------
Bridgford Foods Corporation............                      0.8
Earthgrains Company....................                      0.7
Hormel Foods Corporation...............                      0.8
Rymer Foods Inc........................                      0.1
Industry Median........................                      0.8
Pierre Foods...........................                      0.6


     Grant Thornton selected the Comparable Companies because they have general business, operating and financial characteristics generally similar to those of Pierre Foods. Grant Thornton noted, however, that no company used in this analysis is identical to Pierre Foods. Grant Thornton compared the financial performance of Pierre Foods for the period ended March 3, 2001 (which were preliminary, unaudited results provided by our management) to the Comparable Companies' latest twelve months income statement data. In comparing the income statement data of the Comparable Companies to Pierre Foods, Grant Thornton found that three of the four Comparable Companies were profitable (Rymer Foods is the only comparable company that is not profitable) while we posted a net loss. Based on the multiples presented above, it appears that the market is willing to pay a higher multiple for a company that is profitable than for one that is not. In its analysis, Grant Thornton used the industry median of 0.8 as a benchmark multiple and adjusted it downward by 20% to account for various differences including size, growth, and geographic diversity. After adjusting the benchmark multiple, Pierre Foods' revenue multiple was estimated at approximately 0.6. It is purely coincidental that the adjusted revenue multiple used by Grant Thornton is the same as Pierre Foods' revenue multiple priced by the market.


     Using the adjusted revenue multiple of 0.6 presented above, Grant Thornton calculated the implied equity value per share of Pierre Foods' common stock as $1.45 on the basis of the revenues for the period ended March 3, 2001 and the shares and options (which are assumed to be worthless as their exercise prices exceed the exchange price) outstanding as of March 22, 2001.

     Comparable Transactions Analysis. Grant Thornton reviewed and compared the publicly available financial data related to 15 business combination transactions in the food processing industry that it felt were generally comparable to the exchange and that disclosed financial information sufficient to provide valuation guidance (collectively, the "Comparable Transactions"). A list of the Comparable Transactions follows:


ACQUIROR                          TARGET                            DATE
--------                          ------                            ----
Atlantic Premium Brands, Ltd.     J.C. Potter Sausage Company       March 20, 1998
International Home Foods Inc.     Grist Mill Co.                    April 14, 1998
ConAgra Inc.                      GoodMark Foods Inc.               July 31, 1998
Aurora Foods Inc.                 Sea Coast Foods Inc.              April 6, 1999
Smithfield Foods Inc.             Animex SA -- 66.6%                April 12, 1999
Smithfield Foods Inc.             Carrolls Foods Inc.               May 7, 1999
IBP Inc.                          Thorn Apple Valley Inc.           August 25, 1999
Sparta Foods Inc.                 Food Products Corp.               October 13, 1999
Aurora Foods Inc.                 Lender's(R) Bagels                November 1, 1999
ConAgra Inc.                      Seaboard Corp.                    January 3, 2000
Smithfield Foods Inc.             Murphy Farms, Inc.                January 5, 2000
IBP Inc.                          Corporate Brand Foods America     February 7, 2000
Kellogg Co.                       Kashi Co.                         June 29, 2000
ConAgra Inc.                      International Home Foods Inc.     August 24, 2000
Pilgrims Pride Corp.              WLR Foods Inc.                    January 28, 2001


     Among other analyses, Grant Thornton calculated total invested capital relative to each of the Comparable Transaction companies' net sales. A summary of the total invested capital multiples generated from this analysis is shown in the following table:

               TOTAL INVESTED CAPITAL MULTIPLE BASED ON NET SALES

High........................................................  1.50
Low.........................................................  0.30
Average.....................................................  0.87
Median......................................................  0.88

     Grant Thornton chose the Comparable Transactions because the target companies have general business, operating and financial characteristics similar to those of Pierre Foods. Grant Thornton noted, however, that no company or transaction used in the foregoing analysis is identical to Pierre Foods or the exchange. After analyzing the Comparable Transactions listed above, Grant Thornton determined that the median total invested capital to revenue multiple of 0.88 was an appropriate benchmark to use for its analysis. The median total invested capital to revenue multiple was adjusted downward by 20% to account for various differences including size, growth, and geographic diversity. After adjusting the benchmark multiple, Pierre Foods' total invested capital to revenue multiple was estimated at approximately 0.7. This adjusted transaction multiple was then applied to Pierre Foods' March 3, 2001 revenue information.


     Once a preliminary value was established, Grant Thornton needed to adjust for the change in control agreements in place for both Richardson and Clark. The revised agreements provide that, if a change of control in Pierre Foods occurs, the following benefits will be provided by Pierre Foods: three times the amount of the annual base salary of the officer; three times the amount of the cash bonus paid or payable to such person for the most recent fiscal year; and a "gross-up" payment for all excise and income tax liabilities resulting from payments under the change in control agreements. Based on these agreements, an adjustment of approximately $11,500,000 was made. At the time of its analysis, Grant Thornton was not aware that an additional $1 million was payable under similar agreements to other officers and former officers of Pierre

Foods, and accordingly did not adjust for these potential payments. Additionally, since the Comparable Transactions' multiples are calculated on a control basis, a 35% minority interest discount was applied to account for the fact that only a minority interest in our common shares is subject to the exchange.

     Using the adjusted total invested capital to revenue multiple of 0.7 presented above and adjusting for the change in control agreements and minority interest, Grant Thornton calculated the implied equity value per share of Pierre Foods' common stock as $2.11 on the basis of the revenues for the period ended March 3, 2001 and the shares and options (which are assumed to be worthless as their exercise prices exceed the exchange price) outstanding as of March 22, 2001.

     Discounted Cash Flow Analysis. Grant Thornton performed discounted cash flow analyses to estimate the present value of Pierre Foods under four different scenarios. All four scenarios focused on projected income statements and debt-free net cash flows for fiscal years 2002 through 2006.

     - Scenario 1 reflects the value of Pierre Foods based on the budgeted and projected income statements for fiscal years 2002 through 2004 provided by our management, extended through fiscal 2006. For purposes of the extension, Grant Thornton assumed that:

      - the net sales growth rate would be the same in 2005 and 2006 as in 2003;

      - gross profit would remain stable throughout the five-year period; and


      - operating profit would improve from the prior year to the next year in each of 2005 and 2006.


     - Scenario 2 incorporated the following assumptions:

      - sales growth equal to management's indications as to the highest growth rate Pierre Foods could sustain for the foreseeable future;

      - gross profit levels on a percentage of sales basis equal to those in scenario 1; and

      - operating profit margins equivalent to Pierre's historical results.

     - Scenario 3 assumed the following:

      - sales growth at the same rate as in scenario 2;

      - gross profit at the same level as scenario 2; and

      - improvements in operating profit as a percentage of sales along the lines of scenario 1.

     - Scenario 4 assumed:

      - revenue growth at the maximum level indicated by our management;

      - gross profit margin increasing to the highest historical level achieved by Pierre Foods; and

      - operating improvement to a level equivalent to the highest of the comparable companies analyzed in Grant Thornton's comparable company approach.

     Grant Thornton developed the various scenarios in order to determine the range of values achievable for Pierre Foods assuming differences in operating results from those determined by our management in their budgets and forecasts.

SCENARIO                                          SALES GROWTH RATE    GROSS MARGIN    OPERATING MARGIN
--------                                          -----------------   --------------   ----------------
1...............................................    5.3% to 8.5%      37.3% per year     6.3% to 7.7%
2...............................................    15% per year      37.4% per year     3.8% to 4.7%
3...............................................    15% per year      37.3% per year     6.6% to 8.9%
4...............................................    15% per year        39% per year    8.9% per year

     For each of the four scenarios, the present value of Pierre Foods, the business enterprise, as of March 3, 2001, was determined by summing the present values of the projected debt-free net cash flows through March 3, 2006 plus the estimated terminal value of Pierre Foods as of March 3, 2006. The terminal value was calculated by increasing the debt-free net cash flow in fiscal 2006 by an estimated sustainable long-term growth rate, then capitalizing the resulting debt-free net cash flow at an appropriate capitalization rate. The capitalization rate was determined by deducting the estimated sustainable long-term growth rate from the discount rate. Debt-free net cash flow is defined as the unleveraged cash flow after tax obligations and consideration of adjustments for depreciation and amortization costs, capital expenditures and additional working capital requirements.

     The range of estimated values for Pierre Foods at the end of each period was calculated by applying a discount rate of 16.0% to the annual debt-free net cash flows and to the estimated value of Pierre Foods for the perpetual or terminal period following 2006. Grant Thornton arrived at this discount rate by calculating an estimated cost of capital for Pierre Foods using, among other things, the capital asset pricing model (CAPM) to calculate the cost of equity capital based on data obtained from recognized industry sources including Ibbotson Associates' Stock Bonds Bills and Inflation Yearbook 2000 and the Federal Reserve Statistical Release, and a cost of debt capital based on the interest rate of Pierre Foods' existing debt and an estimated premium that, in its opinion, Grant Thornton felt would need to be paid at the valuation date for any additional debt that was issued. The capital structure utilized to determine the overall weighted average cost of capital was based on the capital structures of companies in Pierre Foods' industry as determined by reviewing the data for Pierre Foods' SIC codes contained in Ibbotson Associates' Cost of Capital 2000 Yearbook.

     The sum of the values thus calculated provided an indication of the range of values of Pierre Foods' invested capital, which is synonymous with the business enterprise. The following table presents a summary of the implied invested capital values for Pierre Foods' based on these analyses:

SCENARIO                                                  VALUE OF INVESTED CAPITAL
--------                                                  -------------------------
1.......................................................         $58.5 million
2.......................................................        -$18.4 million
3.......................................................         $19.7 million
4.......................................................         $56.7 million

     To determine the value of the common equity, it was necessary to deduct from the invested capital value the value of Pierre Foods' interest-bearing debt, which was $118.3 million as of March 3, 2001. The following table presents a summary of the implied equity values per share of Pierre Foods' common stock from these analyses:

                                                              VALUE OF THE
                                                              COMMON EQUITY
SCENARIO                                                        PER SHARE
--------                                                      -------------
1...........................................................      $0.00
2...........................................................      $0.00
3...........................................................      $0.00
4...........................................................      $0.00

     Grant Thornton did not attribute any particular weight to the four projection scenarios, noting that in each case the implied equity per-share value was zero.


     A significant consideration in the rendering of the Grant Thornton opinion was the existence of Change of Control Agreements between Pierre Foods and both James C. Richardson, Jr. and David R. Clark. Under the agreements Richardson and Clark would be entitled to receive an aggregate payment in excess of $11 million upon the occurrence of any change in control as defined in the agreements. The significance of this fact was to increase the cost of a transaction other than the exchange and thus to diminish the return to shareholders from any such competing transaction. This fact caused Grant Thornton to place less reliance on the value indication derived under the comparable transaction analysis.



     Conclusion as to Range of Value. Grant Thornton considered a combination of its comparable companies, comparable transactions and discounted cash flow methodologies to provide the most relevant indication of value. Grant Thornton believes that, taken individually, the methodologies provide value indications dependent on specific facts and circumstances, a subtle change to which could materially affect the value conclusion developed under a particular methodology. Such dependence has been mitigated through an analysis of value looking at the methodologies holistically; that is, how the various methodologies and their resulting value indications relate to each other to provide a total value picture. Thus, looking at the value indication of any single methodology does not provide adequate guidance as to the conclusion of value and fairness determined by Grant Thornton.


     Therefore, Grant Thornton concluded that the appropriate range of values for the stock of Pierre Foods was $1.18 to $1.45 per share. In order to determine the floor of the range, Grant Thornton applied equal weight to each of the three values calculated from the comparable companies, comparable transactions and discounted cash flow methodologies. Grant Thornton weighed each methodology because, individually, the methodologies are dependent on their own sets of facts and circumstances, while looked at holistically they provide a more reliable indication of value for Pierre Foods' shares. Grant Thornton determined that the top end of the range of fairness was the $1.45 per share value calculated under its guideline company methodology. The $2.11 per share value calculated under the comparable transactions methodology was not considered to be indicative of the ceiling of the range, as it was believed to be the least reliable of the three methodologies employed. This diminished reliability was due to the differences between Pierre Foods and the companies acquired in the analyzed transactions, as well as the set of assumptions specific to Pierre Foods that would have been necessary to support such a transaction, including ability to pay the put premium due on Pierre Foods' senior notes as well as the change-of-control payments.



     Recent Stock Purchases. During April 2001, and prior to Grant Thornton issuing its fairness opinion on April 26, 2001, PF Management and certain of its affiliates acquired shares of our stock in a series of privately negotiated transactions. These transactions were negotiated and executed with certain executive officers, directors and affiliates of Pierre Foods and their relatives. The transactions occurred at prices ranging from $2.09 per share to $15.81 per share.



     These purchases were consummated at the request of Richardson, motivated by the long-time allegiance, association and relationship of the selling shareholders to Richardson and for the purpose of consolidating and reorganizing the ownership of Pierre Foods common stock by Richardson, Clark and Templeton and their associates in contemplation of the possible acquisition by that group of Pierre Foods common stock in an aggregate amount in excess of 50% of all outstanding stock. Absent the consolidation and reorganization, Richardson, Clark, Templeton and their associates could not acquire additional shares of stock so as to exceed a 50% equity interest in Pierre Foods because doing so would trigger the change-of-control provision of the senior notes indenture, empowering the noteholders to "put" their notes to Pierre Foods at a premium to the face amount of the notes and resulting in the financial ruin of Pierre Foods.



     The transactions involved membership interests in Columbia Hill owned by its members (Richardson, Clark and Hefner), common stock in HERTH owned by its shareholders (Richardson, Templeton, Edgell and Columbia Hill, LLC), Pierre Foods common stock owned by Richardson, Clark, Templeton, Edgell, HERTH and Columbia Hill and newly-issued shares of common stock of PF Management. The transactions resulted in PF Management acquiring all of the shares of Pierre Foods common stock owned by Columbia Hill, Richardson, Clark, Hefner, HERTH, Templeton and Edgell (except for 5,000 shares held by Edgell and his wife in their individual retirement accounts) and Richardson, Clark and Templeton being issued all of the shares of PF Management stock. In connection with this consolidation and reorganization, PF Management assumed indebtedness of Columbia Hill, HERTH and Richardson, and each of Richardson, Clark and Templeton, in his capacity as a shareholder of PF Management, guaranteed the indebtedness. See "Information Regarding PF Management -- Recent Stock Purchases" for a list of specific transactions.



     Grant Thornton did not find these transactions to be relevant in its analysis of the exchange transaction and the fairness of the exchange from a financial point of view due to the fact that the purchases were negotiated away from the public market. It is Grant Thornton's opinion that these prices are not representative of fair market value because they were based in part on non-business considerations and not solely on a financial analysis of Pierre's operations. As such, Grant Thornton believes that its analyses, as outlined herein, are more representative of the factors affecting the value of our stock and that, therefore, its range of possible values is more representative of fair market value than that indicated by the affiliated party transactions.

     Other Analyses Performed and Factors Considered. Grant Thornton computed Pierre Foods' net book value as approximately $26,968,539, or $4.67 per share, at March 3, 2001, based on preliminary, unaudited financial statements. Grant Thornton did not consider Pierre Foods' net book value to be material for purposes of its fairness opinion, however, because it is extremely rare for a company's market value to be the same as its accounting book value. Additionally, as Grant Thornton did not conduct independent appraisals of our tangible assets, intangible assets, or liabilities, they were not able to mark our balance sheet to market, which would be necessary to conduct an accurate valuation of Pierre Foods under an adjusted book value or cost based methodology. Similarly, Grant Thornton did not perform a liquidation value analysis of Pierre Foods because it found no evidence of hidden assets or other factors that might lead it to believe that such an analysis would be relevant for purposes of its fairness opinion. Although a liquidation valuation is called for under the rights agreement pursuant to which shareholders may purchase dilutive shares in a transaction involving a sale of Pierre Foods or its assets, the exchange agreement expressly avoids the terms of the rights agreement, negating the necessity of a liquidation analysis under the terms of the rights agreement.

     The implied per-share values presented in these analyses did not take into account all of the transaction expenses that are likely to be incurred in an acquisition of Pierre Foods because the level of such expenses is subject to considerable variation depending on the nature of the purchaser and the structure of the transaction. Specifically, the comparable companies and the discounted cash flow analyses did not reflect any transaction expenses. The comparable transaction analysis implicitly reflected the transaction expenses related to each transaction.

     In its engagement letter with Grant Thornton dated February 27, 2001 and amended April 12, 2001, Pierre Foods agreed to pay Grant Thornton an aggregate fee of approximately $145,000 for its services in connection with the exchange. The engagement letter also provides that Pierre Foods will reimburse Grant Thornton for its reasonable travel, legal and other out-of-pocket expenses incurred in connection with Grant Thornton's role thereunder and will indemnify Grant Thornton and its affiliates from and against certain liabilities. These liabilities include liabilities under the federal securities laws in connection with the engagement of Grant Thornton by the special committee.


     You may review and copy all materials prepared by Grant Thornton, including its bullet point summary and preliminary financial models described under "-- Background to the Exchange," and its PowerPoint(R) presentation, final financial models and fairness opinion presented to the special committee and the board at their April 26 meetings, during regular business hours at the offices of Grant Thornton located at Two Commerce Square, 2001 Market Street, Suite 3100, Philadelphia, Pennsylvania. These materials are also filed as exhibits to the Schedule 13E-3 covering the exchange. Finally, upon written request, we will provide you with a copy of these materials at no cost to you. See "Available Information" and "Information regarding Pierre Foods -- Incorporation of Documents by Reference.

PROJECTIONS

     As discussed above, Pierre Foods prepared projections with respect to its financial performance over a three-year period ending March 6, 2004. The following is a summary of the projections:

                                  PROJECTIONS

                                                                  FISCAL YEAR
                                                         ------------------------------
                                                           2002       2003       2004
                                                         --------   --------   --------
                                                                 (IN THOUSANDS)
Revenues...............................................  $222,212   $241,086   $261,844
Cost of goods sold.....................................   139,397    151,232    164,254
Gross profit...........................................    82,815     89,854     97,590
Operating expenses.....................................    68,751     74,201     79,091
Operating cash flow....................................     8,230      7,104      9,336
Interest and other income..............................        --         --         --
Capital expenditures...................................    (4,416)    (4,580)   (12,945)


     Pierre Foods does not as a matter of course make public any projections as to future sales, performance, earnings or other results. The management of Pierre Foods has prepared the prospective financial information set forth above and has included it in this proxy statement only because the information is available to PF Management and was used by the special committee, its financial advisor and the board of directors in evaluating the fairness of the exchange. This prospective financial information was not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information. In the view of Pierre Foods' management, however, this information was prepared on a reasonable basis, reflects the best currently available estimates and judgments and presents, to the best of management's knowledge and belief, the expected course of action and the expected future financial performance of Pierre Foods. This information is not "fact" and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement are cautioned not to place undue reliance on the prospective financial information. The projections are subjective in many respects and are thus susceptible to various interpretations and periodic revision based on actual experience and business developments. The projections were based on a number of assumptions that are beyond the control of Pierre Foods or PF Management or their respective financial advisors, including economic forecasting (both general and specific to Pierre Foods' business), which is inherently uncertain and subjective. None of Pierre Foods' or PF Management's respective financial advisors assumes any responsibility for the accuracy of these projections. The inclusion of projections in this proxy statement should not be regarded as an indication that Pierre Foods, PF Management, Grant Thornton, Harrison Hurley or any other person who received these projections considers them an accurate prediction of future events. Pierre Foods will update, revise or correct the information provided in this proxy statement as and to the extent required by law.



     Neither Pierre Foods' independent auditors nor any other independent accountants have compiled, examined or performed any procedures with respect to the prospective financial information contained herein, nor has any of them expressed any opinion or any other form of assurance on such information or its achievability. Neither Pierre Foods' independent auditors nor any other independent accountants assumes responsibility for, and they disclaim any association with, the prospective financial information.


VALUATION ANALYSIS OF PF MANAGEMENT'S FINANCIAL ADVISOR


     PF Management engaged Harrison Hurley and Company as its financial adviser with respect to the exchange. Harrison Hurley is a nationally recognized investment banking firm. As part of its investment banking business, Harrison Hurley is regularly engaged in the valuation of businesses and securities, mergers, acquisitions and private placements.



     As part of its engagement, Harrison Hurley was asked by PF Management to provide it with a preliminary range of values of Pierre Foods to assist it in determining an amount to bid for Pierre Foods and to assess the level of financing necessary to complete an exchange at a fair price. In addition, during the course of negotiations with Pierre Foods, Harrison Hurley assisted PF Management in deciding the amount it would offer. The opinion of value developed by Harrison Hurley in the appraisal process is based upon current financial theory and consideration of all relevant factors, including those outlined by the Internal Revenue Service in Revenue Ruling 59-60, 1959-1C.B.237, summarized as follows:



     - The nature of Pierre Foods' business and the history of the company since its inception;



     - The economic outlook in general and the outlook of the food processing industry in particular;



     - The book value of Pierre Foods' stock and the financial condition of the business;



     - The earning capacity of the company;



     - The dividend paying capacity of the company;



     - Whether or not Pierre Foods has goodwill or other intangible value;



     - Sales of stock and the size of the block of shares to be valued; and



     - The market prices of stock of other corporations engaged in the food processing industry having their stocks actively traded in a free and open market, either on an exchange or over the counter.



     PF Management placed no limits on the scope of work proposed by Harrison Hurley, nor did PF Management provide specific instructions to Harrison Hurley. All relevant documentation was available for Harrison Hurley's review at all times during this engagement.



     On March 27, 2001, Harrison Hurley presented a preliminary assessment of the value of Pierre Foods to PF Management. Harrison Hurley's report consisted of an oral explanation by representatives of Harrison Hurley of its procedures and methodologies. Harrison Hurley's preliminary assessment was based upon information provided to it by PF Management. Harrison Hurley presented its final assessment of Pierre Foods' value to PF Management on April 26, 2001. For the reasons summarized below, Harrison Hurley concluded that the value of the shares of Pierre Foods is negligible because the debt service obligations of the company negate all residual stockholder value.



     Set forth below is a summary of Harrison Hurley's report to PF Management. The full text of that report has been filed with the SEC as an exhibit to the
Schedule 13E-3 covering the exchange and is incorporated into this proxy statement by this reference. Because the following description of Harrison Hurley's report is only a summary, you should read the full report for a complete understanding of Harrison Hurley's assumptions, considerations and conclusions.



     Harrison Hurley tested various methodologies to determine the best means for valuing Pierre Foods' stock, including asset valuation/tangible book value, competitive analysis, EBITDA -- cash flow generation and comparable transactions. Harrison Hurley determined that the most appropriate method by which to value Pierre Foods' shares of stock is an EBITDA -- cash flow generation methodology. The various methodologies, and Harrison Hurley's findings, are described below.



     Asset Valuation/Tangible Book Value. Harrison Hurley found that Pierre Foods' balance sheet at December 2, 2000 showed total assets of $162.0 million (including $71.2 million of net intangible assets), current liabilities of $13.9 million and total debt of $117.0 million (excluding stockholders equity of $28.2 million). Pierre Foods' book value per share on December 2, 2000 was $4.88, including $12.32 per share attributable to intangible assets.



     Harrison Hurley reviewed the underlying value of the intangible assets, most of which were recorded in connection with the purchase of the Pierre Foods division of Hudson Foods, Inc. in June 1998. According to Harrison Hurley's review, the value of the net intangible assets on Pierre Foods' books exceeded the carrying amounts by $48.4 million, consisting of an excess of $28.1 million for the unallocated portion of the intangibles and an excess of $20.3 million for trademarks. With Pierre Foods' outstanding senior debt at $117.0 million, Harrison Hurley concluded that a liquidation of Pierre Foods' assets would preclude any recovery for the shareholders.

     Because the application of both asset valuation and book valuation resulted in a negative value for the shares of Pierre Foods' common stock, Harrison Hurley abandoned both of these methodologies from further consideration for determining an equitable pricing model for Pierre Foods in the exchange transaction. Nevertheless, Harrison Hurley did review other public companies in the "protein processing" segment of the food processing industry (generally referring to beef, poultry and pork processing) to determine the relationship of each company's book value and tangible book value to its recent stock prices. For each competitor, the ratio of book value per share to market share price ranged from a high of 4.11 to a low of 1.33, compared to Pierre Foods' ratio of
 .23. (A perfect correlation would be 1.0.) The ratio of tangible book value per share to market share price among competitors ranged from a high of 20.38 to a low of 1.33, compared to Pierre Foods' ratio, which was negative (as Pierre Foods' net tangible book value is negative).



     Based on these results, Harrison Hurley concluded that market valuation of shares in the food processing industry as a whole is not responsive to book value considerations.



     Competitive Analysis. Harrison Hurley next analyzed the recent profit and loss statements of Pierre Foods' publicly-traded competitors to determine the gross profit generation, operating earning structure and income of Pierre Foods' competitors, again with the goal of determining an appropriate methodology for valuing Pierre Foods. The competitors studied by Harrison Hurley included ConAgra (which includes the following brands: Armour, Swift, Hunts and Healthy Choice); Rymer Foods; Hormel (pork); Smithfield (pork); Pilgrims Pride (chicken and turkey); and Tyson (chicken). Each of these companies is comparable to Pierre Foods in terms of product offerings, but all are significantly larger than Pierre Foods. The annual sales of these competitors ranged from a high of $25 billion (ConAgra) to a low of $40 million (Rymer Foods, a troubled company that sells proteins to the food service industry). Pierre Foods' sales of $208 million per year are substantially smaller than the sales of these competitors (other than Rymer Foods).



     Harrison Hurley analyzed the profitability of the industry competitors relative to Pierre Foods and calculated commonly used industry multiples for these companies based on the latest twelve months of financial statements with respect to the following data:



     - The ratios of debt to sales; debt to total capitalization; debt to "EBITDA" (earnings before interest and income tax expenses and charges for depreciation and amortization); debt per outstanding share; earnings to sales; earnings per share; normalized (before reserves and unusual charges/credits) earnings per share; EBITDA to sales; book value (total stockholders equity) per share, and tangible book value (stockholder value less intangibles).



     - The sum of price per share multiplied by outstanding shares (market capitalization) divided by total sales; and market capitalization divided by EBITDA.



The foregoing analyses indicated a close correlation between the generation of cash flow by each company and the market value of its stock, after giving consideration to the outstanding debt obligations of the companies. Applying this same methodology to Pierre Foods, Harrison Hurley calculated an equity valuation per share for Pierre Foods ranging from zero to $(.147).



     Harrison Hurley analyzed the cost of sales of these competitors as compared to Pierre Foods. Depreciation and amortization expenses were excluded from this cost study in order to fully compare "conversion costs" without regard to the impacts of asset structure or goodwill writeoffs. During the latest reporting period, these competitors averaged cost of sales of 81.4% of sales, while Pierre Food's cost of sales was 63.5% of sales. Harrison Hurley then analyzed the selling, general and administrative costs of the competition. The competition's costs averaged 11.3% of sales for the latest period, while Pierre Foods' costs as a percentage of sales were 28.8%. To validate the hypothesis that differing accounting practices and classification of costs were responsible for the wide dispersion of cost ratios, Harrison Hurley calculated total operating costs (excluding depreciation and amortization. The average for the competitors was 92.7% of sales; Pierre Foods' total costs were 92.3% of sales; thus, Pierre Foods is operating at a cost structure slightly favorable to the competition. Based on this information, Harrison Hurley determined that the overall cost impact of the HERTH management agreement is negligible to Pierre Foods' cost structure relative to its competitors.

     Harrison Hurley also evaluated the debt structure of Pierre Foods' competitors and compared their cash flow generation -- EBITDA -- to determine the ability of the industry to service debt. The debt-to-equity structure of the competition was also studied. Pierre Foods' competitors maintain debt levels ranging from 5% to 25% of annual sales, for an average of 16.4%. This indicates that interest payments in the industry range from .5% to 2.5% of sales, averaging 1.6% of sales. Pierre Foods' debt level, in contrast, is 56% of its sales, and its interest cost is 6% of sales. The ratio of debt to total capitalization (debt plus equity) of Pierre Foods' competitors ranged from 17% to 59%, with a simple average of 41.5% and a weighted average of 49.2%. (Rymer Foods was excluded from this average as the company has recently undergone a restructuring). This compares to Pierre Foods' debt to total capitalization of 80.6%. Next, Harrison Hurley calculated total debt to EBITDA of Pierre Foods' competitors to determine the ability of the competition to service its debt. This calculation ranged from 56% (meaning that slightly more than a half a year's EBITDA could retire all debt, excluding interest) to 431% (meaning that 4 and 1/3 years' EBITDA would be needed to retire debt excluding interest). Harrison Hurley determined that it would take Pierre Foods more than 7 years' cash flow to retire its debt, excluding interest. Harrison Hurley reviewed debt on a per-outstanding-share basis, on the assumption that the stock market would devalue the market price of a company based on the senior obligations that the company would need to satisfy before any consideration of the shareholders. This issue would be present in a statutory share exchange as the acquiring company would assume the acquired company's debt obligations. With fairly wide dispersion, the competitors had a simple average of $6.14 per share of debt obligation, which, on a weighted average basis, was $7.40 per share. Pierre Foods, however, is burdened with debt obligations of $20.17 per share, more than
2.7 times the industry average -- a significant negative to stock valuation. Thus, the market would recognize that highly debt-burdened Pierre Foods would need to have earnings per share significantly above the industry averages in order to satisfy its debt service costs. For instance, if interest costs averaged 10%, then, with respect to competitors that averaged $7.40 of debt per share, the market would devalue earnings per share by $.74 solely to account for debt service requirements. In the case of Pierre Foods, whose debt service requirements are $20.17 per share, the market would devalue earnings per share by $2.02 solely to account for debt service needs. The impact of the reduced earnings per share would be reflected in reduced stock market value. In Pierre Foods' case, the negative earnings per share, fully burdened with the high debt service costs, further depresses the market value.



     Harrison Hurley also reviewed EBITDA ratios to operating results. With the industry generating total EBITDA of $3.15 billion on industry sales of $42.9 billion, the industry, on average, records 7.34% EBITDA to sales. Pierre Foods compares favorably to the industry at 7.88% EBITDA to sales, but Pierre Foods' operations do not benefit from that cash flow as the bulk of the generated cash is used to pay interest on Pierre Foods' outstanding debt. This negates the ability of Pierre Foods to create a sinking fund to provide for the June 2006 retirement of the debt. The impact became clear when Harrison Hurley reviewed the various competitors' final net income as a percentage of sales. The industry (which, as noted above, has a cost structure slightly higher than Pierre Foods') generated normalized return on sales (before reserve and unusual items) of 2.47%, whereas Pierre Foods' favorable operations convert to a (1.3%) return on sales due to Pierre Foods' high interest costs.



     Harrison Hurley converted the EBITDA-to-sales and earnings-to-sales statistics to a per-share basis and compared the data to market pricing in early March 2001. Harrison Hurley determined that EBITDA per share averaged $3.30 in the industry (weighted by the total number of shares outstanding for all companies, divided by total industry EBITDA), compared to $2.83 for Pierre Foods. Normalized earnings per share averaged $1.11 for the industry, compared to $(0.47) for Pierre Foods. Sales per share averaged $44.89 for the industry, compared to $35.90 for Pierre Foods. Because of its lower sales-per-share figure, Pierre Foods does not generate as much profit, or cash flow, per share, as the industry does. Pierre Foods' sales per share are almost $9.00, or 20%, less than the industry average.



     Harrison Hurley computed price to "normalized" (i.e., before reserves and unusual charges and credits) earnings per share, which ranged from a low of $.67 to a high of $1.37 for the industry, but was $(.47) for Pierre Foods, and a normalized price-to-earnings ratio, for which the weighted average (weighted for total competitive industry earnings and total competitive industry outstanding shares) was $19.18 for the industry, yet was $(2.43) for Pierre Foods. Given Pierre Foods' negative position, Harrison Hurley determined that earnings-per-share and price-to-earnings ratios would not be meaningful for purposes of comparative valuation.



     EBITDA -- Cash Flow Generation. Harrison Hurley's next analysis involved computing EBITDA per share to recent market prices to determine if there was a correlation between market price and cash flow generation. Each competitor's latest reported EBITDA was increased by its market multiple to arrive at a gross enterprise valuation, which was then adjusted downward for outstanding debt. This net ownership value was divided by the number of shares outstanding to arrive at a value per share. Since Harrison Hurley's study was based on historical competitor data, the value per share was compared to each competitor's market price approximately one week after the filing of its Annual Report on Form 10-K -- the day with the highest trading volume, suggesting that the new disclosures had been absorbed by the market. Harrison Hurley determined that there is a strong correlation between this valuation method and the market price of the stock. With the exception of Smithfield, which recorded a large sales increase on new acquisitions, the price-to-value ratio for each competitor of Pierre Foods was as follows: Hormel, .94; ConAgra, 1.07; Pilgrims Pride, 1.16, and Tyson, .71. (A correlation of 1.00 would indicate a direct correlation between share price and enterprise value.) Thus, except for Rymer Foods, Harrison Hurley found that a direct correlation exists between market pricing and cash flow per share, with most of Pierre Foods' competitors trading at approximately the mean average of 6.2 times cash flow or the weighted average (competitive industry EBITDA divided by total competitive industry outstanding shares) of 6.45 times cash flow. Pierre Foods trades at .4 times cash flow, a fraction of its cash flow per share. Harrison Hurley inferred that the market discounts Pierre Foods' value because the bulk of its cash flow is used to pay interest.



     Based on the industry correlation between cash flow per share to market value per share, Harrison Hurley determined that the best method for valuing Pierre Foods' common stock was to measure its market capitalization on an EBITDA multiple of 6.5, adjusted by any debt assumed by PF Management in the exchange. Pierre Foods' projected cash flow for its fiscal year ended March 2, 2002 is $16.4 million. Multiplying $16.4 million by 6.5, Harrison Hurley calculated a gross enterprise value of Pierre Foods of $106.6 million. This gross enterprise value exceeds Pierre Foods' December 2, 2000 total asset valuation of $82.1 million ($52.5 million of current assets plus a fair market value of $29.6 million for fixed assets) by $24.5 million. The excess market value of $24.5 million exceeds the going concern intangible value of $22.8 million as determined by Harrison Hurley's review of the net intangibles value, discussed earlier.



     Harrison Hurley adjusted the $106.6 million gross enterprise value downward by $115.1 million, representing the amount of debt to be assumed by PF Management, valued as of March 4, 2001. Thus, Harrison Hurley calculated Pierre Foods' stock equity value at $(8.50) million, or $(0.147) per share.



     Comparable Transactions. In its analysis of comparable transactions, Harrison Hurley used the acquisition of International Home Foods (Libby, Bumblebee, Chef Boyardee and others) by ConAgra. Harrison Hurley considered this acquisition to be comparable to the proposed exchange principally because of the similarity in products offered by the two companies, noting, however, that both the acquiring company and the acquired company were significantly larger than Pierre Foods. Harrison Hurley calculated the pending $2.9 billion acquisition price as a multiple of its EBITDA. Harrison Hurley applied an 80% discount to this multiple to account for the difference in size between International Home Foods (with sales of $2.2 billion) and Pierre Foods. This analysis indicated an equity valuation per share for Pierre Foods ranging from $0.00 to $0.62.



     Conclusions. Harrison Hurley concluded that, in the protein processing industry, there is a direct correlation between a company's ability to generate cash net of its debt service obligations and the value that the market assigns to the company's stock. Harrison Hurley also concluded that the value of the shares of Pierre Foods is negligible because the debt service obligations of the company negate all residual stockholder value. Harrison Hurley advised PF Management to offer unaffiliated shareholders the then-current market price for Pierre Foods common stock because that price significantly exceeded the underlying value of the stock.

     Harrison Hurley has performed several previous assignments for Pierre Foods from 1995 to 2000. These assignments have included strategic advisory services, debt placement, fairness opinions and bondholder relations.

     Under the term of its engagement letter with PF Management, Harrison Hurley is entitled to a fee of $35,000, plus reimbursement of its out-of-pocket expenses.


     You may review and copy Harrison Hurley's full report during regular business hours at its offices located at 1 Turks Head Place, Providence, Rhode Island. The report is also filed as an exhibit to the Schedule 13E-3 covering the exchange. Finally, upon written request, we will provide you with a copy of the report at no cost to you. See "Available Information" and "Information regarding Pierre Foods -- Incorporation of Documents by Reference."


CONFLICTS OF INTEREST


     In considering the recommendations of the special committee and of the board of directors with respect to the exchange, shareholders should be mindful that James C. Richardson, Jr., Chairman of the board of directors, and David R. Clark, Vice-Chairman, own 88.11% of the outstanding common stock of, and they control, PF Management, which will own all of the outstanding common stock of Pierre Foods immediately after the exchange. The special committee and the board of directors were aware of these conflicts of interest and considered them among other factors described under "-- Recommendation of the Special Committee and the Board of Directors." The special committee considered PF Management's post-exchange ownership of Pierre Foods to be a negative factor in its determination that the exchange is fair to shareholders unaffiliated with PF Management.



     PF Management has not provided the shareholders of Pierre Foods unaffiliated with PF Management with access to its corporate files or with counsel or appraisal services expressly for the benefit of such shareholders at the expense of PF Management.



     PF Management expects that Mr. Templeton will join the Pierre Foods board of directors after completion of the exchange but that the overall size of the board will be reduced. Other than the addition of Mr. Templeton, however, PF Management has not determined what specific changes it will make in the Pierre Foods board after completion of the exchange.


     The exchange agreement requires that Pierre Foods indemnify its current and former directors and officers for six years after the completion of the exchange against liabilities (including reasonable attorneys' fees) relating to actions or omissions arising out of their being a director, officer, employee or agent of Pierre Foods at or prior to the time the exchange is completed (including the transactions contemplated by the exchange agreement). In addition, Pierre Foods is obligated for a period of six years from the time the exchange is completed to continue in effect directors' and officers' liability insurance with respect to matters occurring prior to the time the exchange is completed.


     Members of the special committee received fees for their service on that committee of $2,500 per meeting. As the special committee has held six meetings, each member is entitled to receive $15,000 in the aggregate for service on that committee. In addition, each director of Pierre Foods, including each member of the special committee, received $10,000 per meeting of the board of directors and $5,000 per meeting of each and every other committee of the board in the fiscal year ended March 3, 2001. Richardson, Clark and Woodhams received no fees for their service as directors for the fiscal year ended March 3, 2001. The aggregate amount paid to each independent director for such service to the board and on board committees (other than the special committee) was as follows for the fiscal year ended March 3, 2001:

INDEPENDENT DIRECTOR                                          AGGREGATE FEES
--------------------                                          --------------
E. Edwin Bradford...........................................     $65,000
Bobby G. Holman.............................................     $80,000
Richard F. Howard...........................................     $70,000
Lewis C. Lanier.............................................     $70,000
William R. McDonald, III....................................     $80,000
Bruce Meisner...............................................     $85,000


     Our independent directors also own shares of our common stock. Based on their stock ownership as of April 27, 2001 indicated below, our independent directors will receive the following aggregate cash consideration for their shares in the exchange, based on an exchange price of $1.21 per share:


INDEPENDENT DIRECTOR                                   SHARES OWNED   EXCHANGE CONSIDERATION
--------------------                                   ------------   ----------------------
E. Edwin Bradford....................................     3,141               $3,801
Bobby G. Holman......................................     5,728               $6,931
Richard F. Howard....................................        --                   --
Lewis C. Lanier......................................        --                   --
William R. McDonald, III.............................       860               $1,041
Bruce Meisner........................................        --                   --

PURPOSE AND REASONS OF THE MBO GROUP FOR THE EXCHANGE


     PF Management and its shareholders, Richardson, Clark and Templeton (collectively, the "MBO Group"), are engaging in the transactions contemplated by the exchange agreement to acquire ownership of all of the outstanding capital stock of Pierre Foods. The MBO Group believes that, due to decreasing profitability and increasing risk in the food processing industry generally, our small size and the lack of equity research coverage for our common stock (factors they believe are in large measure beyond our control), it is and will continue to be difficult for us to attract new investor interest and to obtain access to the capital markets, and for our shareholders, including themselves, to get a fair price when selling their shares in the market. In addition, trading volume in our common stock has historically been low. For the twelve months immediately preceding March 30, 2001, when we announced that we were in advanced talks with PF Management looking toward the exchange, the trading volume averaged approximately 5,816 shares a day.



     While Richardson and Clark believe that these factors do and would continue to limit the ability of our shareholders, including themselves, to receive a fair price selling their shares in the market, they also believe that we are a valuable company with the opportunity to increase our revenues and net income in the future. Richardson and Clark believe that as a private company, Pierre Foods can better position itself for long-range strategic planning, without the concern of short-term impact on stock price. They also believe that the expenses and pressures of being a public company are significant for a company our size and that mitigating those expenses and pressures by eliminating some (although not all) SEC filing requirements, particularly those pertaining to annual reports and proxy statements, and shareholder relations expenses, would enhance our long-term success. They believe that the exchange offers our shareholders the opportunity to obtain a fair value for their shares. Nevertheless, the MBO Group also recognizes that the exchange will deprive the shareholders of Pierre Foods unaffiliated with PF Management of the opportunity to share in any future increase to its revenues or net income. The members of the MBO Group have chosen this time to effectuate the exchange because of their concern that the company could become insolvent due to possible inability to service Pierre Foods' outstanding senior notes. The members of the MBO Group recognize that they have a higher risk tolerance than the unaffiliated shareholders and are willing to assume the risk of greater share ownership at this time. They also believe that the company will be able to take various actions as a private company that it would not be able to take as a public company and will therefore have greater flexibility in managing its affairs. Finally, it is at this time that the members of the MBO Group are personally financially able to effectuate the exchange.


     PF Management owns 3,630,212 shares of Pierre Foods common stock. If the exchange is completed, then PF Management will own all of Pierre Foods' outstanding common stock. The MBO Group believes that, if Pierre Foods is able to successfully continue its business strategy, then the value of its ownership interest in Pierre Foods will, over time, exceed the amount that they will have invested through completion of the exchange.

POSITION OF THE MBO GROUP AS TO FAIRNESS OF THE EXCHANGE


     The MBO Group has considered the analyses and findings of the special committee and the board of directors (described in detail in "Special
Factors -- Recommendation of the Special Committee and the Board of Directors") with respect to the fairness of the exchange to shareholders unaffiliated with PF Management. As of the date of this proxy statement, the MBO Group adopted the analyses and findings of the special committee and the board with respect to the fairness of the exchange and believes that the exchange is both procedurally and substantively fair to Pierre Foods' shareholders unaffiliated with PF Management.



     In adopting the analysis and findings of the special committee and the board, the MBO Group noted that the ability of Pierre Foods to effect any alternative transaction has been effectively precluded by the decision of their controlled company PF Management, holder of approximately 63% of the Pierre Foods common stock, to oppose any alternative transaction and by the refusals of Richardson and Clark, at a minimum, to waive the benefits of their change-of-control agreements in connection with any alternative transaction. The MBO Group does not believe that these precluding factors adversely affected its fairness determination or the fairness of the exchange to shareholders unaffiliated with PF Management because, in its view, the reasons stated below as substantiating the fairness of the exchange consideration are operative regardless of PF Management's controlling position.



     Richardson and Clark, who are Pierre Foods' two most senior executive officers, had advised the special committee that they would not remain employees of Pierre Foods if it became a division or portfolio investment of another company and that, accordingly, they would not waive the benefits of their change-of-control agreements to facilitate any transaction alternative to the exchange. Richardson and Clark believe that they have the right (i) to choose to leave the employment of the company, (ii) to refuse to waive their contractual rights and (iii) to exercise (through PF Management) their shareholder rights and that their personal decisions as to such matters do not affect the procedural fairness of the exchange.


     As members of the board of directors, Richardson and Clark abstained from voting on approval of the exchange agreement and on the recommendation to the shareholders that they vote to approve the agreement.


     In addition to considering the analyses and findings of the special committee and the board of directors, the MBO Group considered the report and opinion of Harrison Hurley, its financial advisor, in its evaluation of the fairness of the exchange to shareholders unaffiliated with PF Management. Harrison Hurley's report included a comprehensive analysis of the operating and financial structure of Pierre Foods compared to other publicly-held integrated food processors. This report concluded that the common stock of Pierre Foods had no value. In light of the recent market trading valuation, however, Harrison Hurley recommended that an offer priced at the then-current market value of Pierre Foods' common stock would be fair to the unaffiliated shareholders.



     The MBO Group considered the following factors, each of which, in the opinion of the MBO Group, supported the determination that the exchange agreement and the exchange are substantively fair to and in the best interests of the unaffiliated shareholders:



     - the fact that current market prices for Pierre Foods common stock, from the period of March 1 through March 15, 2001, ranged from a low of $.9688 per share to a high of $1.125 per share, with an average price during this period of $1.002 per share; and

     - the fact that the historical market prices for Pierre Foods common stock, during the period from December 1, 2000 through March 15, 2001, ranged from a low of $.75 per share to a high of $1.25 per share, with an average price during this period of $.852 per share.



     The MBO Group considered all of the factors described above and believes that the exchange is both procedurally and substantively fair to Pierre Foods' shareholders unaffiliated with PF Management.


                            EFFECTS OF THE EXCHANGE


     As a result of the exchange, the shareholders of Pierre Foods unaffiliated with PF Management will be entitled to receive $1.21 per share of Pierre Foods common stock. The receipt of cash pursuant to the exchange will be a taxable transaction. See "Federal Income Tax Consequences."



     As a consequence of the exchange, the shareholders of Pierre Foods other than PF Management will not continue their equity interest in Pierre Foods as an ongoing corporation and therefore will not share in the future earnings and potential growth of Pierre Foods. The shareholders other than PF Management also will not bear the risk that the value of Pierre Foods stock will decrease in the future. Upon completion of the exchange, Pierre Foods common stock will no longer be traded on the Nasdaq Small Cap Market, price quotations will no longer be available and the registration of the Pierre Foods common stock under the Securities Exchange Act of 1934 will be terminated. The termination of registration of the common stock under the Exchange Act will make many of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) and the requirement of furnishing a proxy or information statement in connection with shareholders' meetings, no longer applicable. Pierre Foods will continue to file periodic reports with the SEC, however, as required by the indenture governing our senior notes. The cost savings to Pierre Foods as a result of this mitigation of SEC-administered compliance obligations is estimated at approximately $250,000 per year.



     PF Management will own and retain all of the outstanding common stock of Pierre Foods upon consummation of the exchange. Investment in Pierre Foods following the exchange will involve substantial risk resulting from the limited liquidity of such an investment. PF Management believes, nevertheless, that, if Pierre Foods can implement its business strategy, then the value of PF Management's investment in Pierre Foods common stock will be much greater than the amount of its investment made through the exchange. See "Forward-Looking Information."



     The shareholders of PF Management will share in the net book value and net earnings of Pierre Foods based on their respective interests in PF Management. Had the exchange been effective as of March 3, 2001, the Company's last fiscal year-end date, respective net book value and net loss would have been shared as follows:



                                                         PIERRE FOODS'              PIERRE FOODS'
                                   OWNERSHIP % OF      NET BOOK VALUE AT         NET LOSS FOR FISCAL
                                   PF MANAGEMENT             3/3/01                      2001
                                   --------------   ------------------------   ------------------------
Richardson.......................      52.875%            $14,205,820                $(2,468,219)
Clark............................      35.250%              9,470,546                 (1,645,479)
Templeton........................      11.875%              3,190,432                   (554,328)
                                      -------             -----------                -----------
          Total..................     100.000%            $26,866,798                $(4,668,026)
                                      =======             ===========                ===========


                                  THE EXCHANGE


     The exchange agreement provides that PF Management, a newly organized North Carolina corporation, will become the holder of all of the outstanding shares of our common stock pursuant to the terms and conditions of the agreement. The exchange is a statutory share exchange, not a merger. This structure was chosen because the company's indenture impedes a merger of the company with another company, but does not impede a statutory share exchange with a company controlled by Richardson or Clark.

     The exchange agreement is included in its entirety as Appendix A. The discussion in this proxy statement of the exchange and the summary description of the principal terms of the exchange agreement, while complete in all material respects, is subject to and qualified in its entirety by reference to the full text of the agreement.

ACQUISITION OF PIERRE FOODS

     Upon completion of the exchange, we will be a wholly-owned subsidiary of PF Management. We will continue to have all of the assets and liabilities we had immediately before the exchange.

CONVERSION OF SECURITIES


     At the effective time of the exchange, each share of our common stock issued and outstanding other than shares held by PF Management, together with the associated preferred stock purchase rights, will be exchanged for and become the right to receive $1.21 per share, without interest, from PF Management without further action on the part of the holder. Shares of common stock held by PF Management at the time of the exchange will not be altered or affected in any way by the exchange. Other than PF Management, no Pierre Foods shareholders will be treated differently in the exchange.



     On August 28, 1997, Pierre Foods declared a dividend distribution of preferred stock purchase rights (the "rights"). Pursuant to the terms of the rights agreement dated September 2, 1997 between Pierre Foods and American Stock Transfer & Trust Company, the holder of a right is entitled to purchase from Pierre Foods upon a sale of Pierre Foods or its assets 1/100 of a share of its junior participating preferred stock, series A, or in certain circumstances, to purchase either Pierre Foods' common stock or the common stock of an acquiring company at one-half of its market price. Under the exchange agreement, all of the common stock of Pierre Foods, together with the rights, other than shares owned by PF Management, will be converted into the right to receive cash consideration.


     At the effective time, PF Management will irrevocably deposit with a bank or trust company selected by PF Management and reasonably satisfactory to us cash sufficient to pay the consideration for the exchanged shares. All such funds will be held in trust for shareholders and will be disbursed to shareholders upon surrender of the certificates representing the exchanged shares. Any interest or income on such funds will be the property of PF Management.

     Shareholders immediately prior to the effectiveness of the exchange will not be entitled to receive any dividends declared and payable in respect of the exchanged shares after effectiveness of exchange.

TREATMENT OF OPTIONS

     We will terminate all plans or arrangements providing for the issuance or grant of any equity security or instruments convertible into equity securities of our company, including the 1987 Special Stock Option Plan, the 1997 Special Stock Option Plan and the 1997 Incentive Stock Option Plan. All options granted under the option plans will be cancelled prior to effectiveness of the exchange.

TIME OF CLOSING


     The exchange will close on the second business day after satisfaction or waiver of the conditions to the exchange. To complete the exchange, Pierre Foods and PF Management will file articles of share exchange with the Secretary of State of North Carolina.


TRANSFER OF SHARES

     No transfers of shares of our common stock will be made on the stock transfer books at or after the effective time of the exchange. Certificates representing shares of common stock presented to us after the effective time will be cancelled and exchanged for cash.

CONDITIONS


     The obligation of Pierre Foods and PF Management to effect the exchange is subject to the satisfaction of each of the following conditions, which may be waived at the appropriate party's discretion, to the extent permitted by applicable law, other than the first listed condition:


     - the exchange has been approved by the holders of at least 75% of the common stock entitled to vote;

     - no law, rule, regulation, order, decree or injunction prohibits the exchange;

     - there is no pending or threatened proceeding challenging or prohibiting the exchange or which is reasonably expected to have a material adverse effect on one of the parties; and

     - all governmental approvals of the exchange have been obtained.


     Neither Pierre Foods nor PF Management is aware of any governmental consent, approval or notice required for the exchange.


     Our obligation to effect the exchange is subject to the satisfaction of the following conditions, unless waived by us:


     - PF Management's representations and warranties in the exchange agreement are accurate as of the closing; and



     - PF Management has performed its obligations under the exchange agreement.



     The obligations of PF Management to effect the exchange are subject to the satisfaction of each of the following conditions, unless waived by PF
Management:


     - our representations and warranties in the exchange agreement are accurate as of the closing;

     - we have performed our obligations under the exchange agreement;

     - dissenter's rights are not exercised by holders of more than 5% of our outstanding common stock;

     - no material adverse change in our business has occurred;

     - there is no general suspension of trading securities on the Nasdaq Stock Market or declaration of a banking moratorium;

     - there is no action pending or threatened which could limit the ability of PF Management to exercise full rights of ownership of shares acquired in the exchange or require PF Management to divest shares acquired in the exchange; and

     - PF Management has obtained financing satisfactory to it in its discretion to pay the exchange consideration and expenses of the exchange.


     If and to the extent that a material condition to the exchange is waived by Pierre Foods or PF Management, we will notify you and resolicit your votes in the manner and to the extent required by law. After approval of the exchange agreement by our shareholders, no condition may be waived that reduces the amount or changes the form of the cash exchange consideration to be received by our shareholders, or that would adversely affect our shareholders, unless a waiver of such condition is approved by the shareholders.


FINANCING OF THE EXCHANGE


     Unless waived by PF Management, obtaining financing to pay the exchange consideration is a condition which must be satisfied in order to complete the exchange. We estimate that, in addition to amounts already paid for fees and expenses, a total of approximately $2.7 million will be required to complete the exchange, consisting of approximately $2.6 million as exchange consideration and less than $100,000 for fees and expenses related to the transaction. On July 6, 2001, to finance the exchange, PF Management and Clark had funds on deposit in excess of $2.7 million and had undertaken in writing to notify the special committee before any such funds were transferred. Accordingly, we believe that the financing condition has been satisfied.

     All or substantially all of the funds used to finance the exchange will have been borrowed by PF Management from individuals known to Richardson and Clark. (Of the slightly more than $2.7 million on deposit at July 6, 2001, approximately $430,000 was deposited by Clark, who expects to withdraw his funds if and when PF Management has replaced them with loan proceeds.) The loans to PF Management are and will be evidenced by promissory notes. The minimum face amount of each note is $250,000 and the aggregate principal amount of the notes will not exceed $3 million; each note is to have a term of five years, subject to prepayment at the option of PF Management at any time and subject to prepayment at the option of the holder on March 31, 2004; no note will bear interest at a rate of more than 15% per annum or will pay interest more often than quarterly; and each note will be guaranteed by Richardson and Clark. PF Management has made no specific plans or arrangement to repay these loans.


REPRESENTATIONS AND WARRANTIES

     We have made customary representations and warranties in the exchange agreement regarding, among other things, authorization of the exchange agreement, our operations and our financial matters.


     PF Management has made customary representations and warranties in the exchange agreement regarding, among other things, its organization and authorization of the exchange.


     The representations and warranties of the parties in the exchange agreement will expire upon completion of the exchange, and none of the parties or their respective officers, directors or shareholders will have any liability with respect to these representations or warranties after the completion of the exchange.

COVENANTS

     In the exchange agreement, we have agreed that prior to completion of the exchange, unless otherwise agreed to in writing by PF Management or as otherwise contemplated by the exchange agreement, we and each of our subsidiaries will conduct business substantially consistent with past practice and will not:

     - issue equity securities or instruments convertible into equity securities;

     - make a distribution or disposition of our assets, capital or surplus (except in the ordinary course of business);

     - take any action which would impair our assets; or

     - take any action which would cause our representations and warranties to be untrue.

     Each party also has agreed to provide prompt notice to the other upon obtaining knowledge of:

     - any event which would likely cause any representation or warranty made by it to be untrue prior to closing; and

     - any notice from a third party that the consent of such third party may be required to effect the exchange.


     In addition, PF Management agreed that, prior to the completion of the exchange, it would not do or fail to do, or cause any person to do or fail to do, any act that would cause us to breach any of our representations and warranties.


NONSOLICITATION COVENANT


     Under the terms of the exchange agreement, we have agreed not to permit any of our subsidiaries, directors, officers, agents, advisors or representatives to solicit, initiate, facilitate or encourage any inquiries or proposals with respect to alternative business combinations. However, we may provide information and enter into discussions in response to an unsolicited proposal if our board of directors, upon recommendation of the special committee and upon advice of counsel and financial advisors, determines that such action is in the best interest of shareholders and is required by its fiduciary duties. We are obligated to inform PF Management immediately of any alternative business proposals.

INDEMNIFICATION AND INSURANCE

     The exchange agreement provides that for six years after the closing of the exchange our current and former directors and officers (including the members of the special committee) and any of our subsidiaries (i) will be indemnified by us, to the fullest extent permitted by applicable law, against any losses, claims, damages, liabilities, costs or expenses arising from his or her service as an officer, director or employee prior to and at the completion of the exchange, and (ii) will be advanced expenses (including attorneys' fees) incurred in defense of any action or suit. In addition, we are required to maintain in effect, for a period of six years after the closing of the exchange, directors' and officers' liability insurance of at least the same amounts and comparable coverage as currently in effect.

EXPENSES

     The parties have agreed to pay their own costs and expenses in connection with the exchange. We will bear the costs and expenses incurred in printing, filing with the SEC and mailing to shareholders this proxy statement and other materials in connection with the special meeting.

TERMINATION, AMENDMENT AND WAIVER

     At any time before completion of the exchange, the exchange agreement may be terminated by the mutual consent of Pierre Foods and PF Management.

     Either party may terminate the exchange agreement prior to completion of the exchange by written notice to the other party:

     - if the exchange has not been completed by September 30, 2001, but the party seeking to terminate for this reason must not be in breach of its obligations under the exchange agreement; or

     - if completion of the exchange is prohibited by a court or governmental entity.

     In addition, PF Management may terminate the exchange agreement prior to effectiveness of the exchange by written notice to us if:

     - there has occurred, and PF Management has notified us of, a material breach by us of any representation, warranty, covenant or agreement in the exchange agreement;

     - our board of directors or special committee withdraws, modifies or changes its recommendation to the shareholders to approve the exchange, or recommends any other proposal to the shareholders; or

     - we have received a proposal for an alternative business combination and do not reject it within 10 business days.

     We may terminate the exchange agreement prior to effectiveness of the exchange by written notice to PF Management if:

     - there has occurred, and we have notified PF Management of, a material breach by PF Management of any representation, warranty, covenant or agreement in the exchange agreement; or

     - the board of directors has determined in good faith that a failure to terminate the exchange agreement and enter into an alternative transaction would constitute a breach of its fiduciary duty.

     Subject to applicable law, the exchange agreement may be modified or amended, and provisions waived, by written agreement of the parties. After approval of the exchange agreement by our shareholders, however, no amendment or waiver of a provision may be made which reduces the amount or changes the form of the exchange consideration to be received by the shareholders, or that would adversely affect the shareholders, unless such amendment or waiver is approved by the shareholders. With respect to any decision regarding a material modification, amendment or waiver of the exchange agreement, our board of directors, in the exercise of its fiduciary duty and in accordance with applicable law, will determine whether resolicitation of the shareholders is required.

TERMINATION FEE

     In the event that the exchange agreement is terminated by:

     - by us due to receipt of a proposal for an alternative transaction which is superior to the exchange;

     - by PF Management due to our board of directors' withdrawal of its recommendation to shareholders, our board of directors' recommendation of an alternative proposal to shareholders, or receipt of an alternative proposal which is not rejected by our board; or

     - by PF Management due to our breach of a representation, warranty, covenant, or agreement in the exchange agreement and within two months after such termination we receive a proposal for an alternative transaction, which results in a definitive agreement as to such transaction within 12 months of the termination;


then we are required to promptly reimburse PF Management for its actual out-of-pocket fees and expenses in connection with the exchange.


REGULATORY APPROVALS

     We are not aware of any governmental license or regulatory permit that is material to our business and that is likely to be adversely affected by the exchange or of any approval or other action by a state, federal or foreign governmental agency that is required to effect the exchange.

ACCOUNTING TREATMENT


     PF Management will account for the exchange as a purchase business combination.


                               FEES AND EXPENSES

     Whether or not the exchange is consummated, Pierre Foods will pay the following fees and expenses in connection with the exchange and related transactions:

EXPENSE OR FEE                                              ESTIMATED AMOUNT
--------------                                              ----------------
Financial advisory fees and expenses......................      $150,000
Legal fees................................................      $200,000
Accounting fees...........................................      $ 50,000
Printing and mailing expenses.............................      $100,000
Solicitation expenses.....................................      $ 15,000
SEC filing fees...........................................      $    521
Miscellaneous.............................................      $  9,479
                                                                --------
          Total...........................................      $525,000
                                                                ========

     Except for the SEC filing fee, all of these fees are estimated.


     For a description of Pierre Foods' obligation, even in some cases if the exchange is not consummated, to pay or reimburse PF Management for expenses incurred by PF Management in connection with the exchange, see "The
Exchange -- Expenses" and "-- Termination Fee." See "Special Factors -- Opinion of Pierre Foods' Financial Advisor" for a description of the fees to be paid to Grant Thornton in connection with its engagement. For a description of fees paid to the members of the special committee, see "Special Factors -- Conflicts of Interest."


                        FEDERAL INCOME TAX CONSEQUENCES

     The following discussion summarizes the material federal income tax considerations relevant to the exchange that are generally applicable to holders of Pierre Foods common stock. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury Regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences to the holders of Pierre Foods common stock as described in this proxy statement. Special tax consequences not described below may be applicable to particular classes of taxpayers, including insurance companies, financial institutions, broker-dealers, persons who are not citizens or residents of the United States or who are foreign corporations, foreign partnerships, other foreign entities or foreign estates or trusts as to the United States and holders who acquired their stock through the exercise of an employee stock option or otherwise as compensation.

     The receipt of the $1.21 per share cash exchange consideration in the exchange by holders of Pierre Foods common stock will be a taxable transaction for federal income tax purposes. Each holder's gain or loss per share will be equal to the difference between $1.21 and the holder's basis per share in the common stock. This gain or loss generally will be a capital gain or loss. In the case of domestic individuals, trusts and estates, most of this capital gain will be subject to a maximum federal income tax rate of 20 percent for shares of common stock held for more than 12 months prior to the date of disposition. For domestic corporations, capital gains are taxed at the rate generally applicable to the corporation for the current taxable year. For shares held less than 12 months the gain or loss will be a short-term capital gain or loss. As a general rule, short-term capital gains are taxed at ordinary income rates.

     A holder of Pierre Foods common stock may be subject to backup withholding at the rate of 31% with respect to the exchange consideration received, unless the holder (a) is a corporation or comes within other exempt categories and, when required, demonstrates this fact or (b) provides a correct taxpayer identification number ("TIN"), certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the back-up withholdings rules. To prevent the possibility of backup federal income tax withholding on payments made to certain holders with respect to shares of common stock under the exchange, each holder must provide the disbursing agent with his or her correct TIN by completing a Form W-9 or Substitute Form W-9. A holder of Pierre Foods common stock who does not provide Pierre Foods with his or her correct TIN may be subject to penalties imposed by the Internal Revenue Service (the "IRS"), as well as backup withholding. Any amount withheld under these rules may be credited against the holder's federal income tax liability. Pierre Foods (or its agent) will report to the holders of common stock and the IRS the amount of any "reportable payments," as defined in Section 3406 of the Code, and the amount of tax, if any, that is withheld.


     Completion of the exchange would not result in any taxable income, gain, loss or deduction to Pierre Foods, PF Management, Richardson, Clark or Templeton. Upon completion of the exchange, Pierre Foods will undergo an "ownership change" within the meaning of Section 382 of the Code and, as a consequence, its net operating losses will be subject to an annual limitation upon their use. Specifically, this annual limitation will be an amount equal to the "long term tax exempt rate" as defined in Section 382 multiplied by the fair market value of Pierre Foods' common stock immediately prior to the exchange. For the month of July 2001, the long term tax-exempt rate is 5.01%. As of March 3, 2001, Pierre Foods' federal income tax net operating loss carryforward was $4.2 million.



     THE FOREGOING TAX DISCUSSION IS BASED UPON PRESENT LAW. EACH HOLDER OF COMMON STOCK IS URGED TO CONSULT THE HOLDER'S OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE EXCHANGE TO THE HOLDER, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL AND OTHER TAX LAWS AND THE POSSIBLE EFFECT OF CHANGES IN SUCH TAX LAWS.


                       INFORMATION REGARDING PIERRE FOODS


     We engage in one line of business -- food processing. We own and operate food processing facilities in Cincinnati, Ohio and Claremont, North Carolina. We are a leading manufacturer of fully-cooked branded and private-label protein and bakery products, and we believe that we are the largest integrated producer of microwaveable sandwiches. We provide specialty beef, poultry and pork products formed and portioned to meet specific customer requirements. We sell primarily to the foodservice market and serve leading national restaurant chains, a majority of primary and secondary schools, vending, convenience store and other niche markets.

     Pierre Foods, Inc. was organized as a North Carolina corporation in 1970. Our principal executive offices are located at 9990 Princeton Road, Cincinnati, Ohio 45246. Our telephone number there is (513) 874-8741.

     We have attached a copy of our annual report on Form 10-K for the fiscal year ended March 3, 2001 as Appendix C to this proxy statement. This document contains more detailed information about us.

INCORPORATION OF DOCUMENTS BY REFERENCE

     We are incorporating by reference our annual report on Form 10-K for the fiscal year ended March 3, 2001 filed with the SEC and attached as Appendix C to this proxy statement.

     In addition, we are incorporating by reference all documents we file in response to the requirements of Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement and before the date of the special meeting. Accordingly, those documents will be considered a part of this proxy statement from the date they are filed.


     If you would like copies of the documents we file after the date of this proxy statement, please contact Pamela M. Witters at Pierre Foods, Inc., 9990 Princeton Road, Cincinnati, Ohio 45246 or by telephone at (513) 874-8741. You may also review our filings with the SEC as described under "Available Information."

MANAGEMENT



     The following table sets forth information about the directors and executive officers of Pierre Foods:



NAME, BUSINESS ADDRESS                        PRINCIPAL EMPLOYMENT; FIVE-YEAR
AND PHONE NUMBER                          EMPLOYMENT HISTORY; OTHER DIRECTORSHIPS
----------------------          ------------------------------------------------------------
James C. Richardson, Jr         Director of Pierre Foods since 1987, and Chairman of the
  P.O. Box 3967                 board of directors since December 16, 1999. From 1993 until
  Hickory, NC 28603             then he served as Chief Executive Officer of Pierre Foods.
  (828) 304-2304                From 1996 until becoming Chairman, he served as Vice
                                Chairman. Mr. Richardson has served Pierre Foods as an
                                executive officer since 1987, including Executive Vice
                                President from 1989 to 1993 and President from 1993 to 1996.
David R. Clark                  Director of Pierre Foods since 1996 and Vice Chairman since
  P.O. Box 3967                 1999. He joined Pierre Foods as its President and Chief
  Hickory, NC 28603             Operating Officer in 1996 and held those positions until he
  (828) 304-2307                became Vice Chairman. From 1994 to 1996, he served as
                                Executive Vice President and Chief Operating Officer of Bank
                                of Granite, located in Granite Falls, North Carolina.
E. Edwin Bradford               Director of Pierre Foods since 1993. In 1977, he founded
  P.O. Box 3081                 Bradford Communications, Inc., a Hickory, North Carolina
  Hickory, NC 18603             marketing and advertising firm. During fiscal 2001, Mr.
  (828) 322-9023                Bradford served as a member of the sensitive transactions
                                and special committees of the board of directors. He
                                continues to serve on both committees.
Bobby G. Holman                 Director of Pierre Foods since 1994. He served as Pierre
  4090 Golf Drive               Foods' Chief Financial Officer and Treasurer from 1994 until
  Conover, NC 28613             his retirement in 1997. During fiscal 2001, Mr. Holman was a
  (828) 459-7277                member of the audit and special committees of the board of directors. He continues to serve on and chairs both
                                committees.
Richard F. Howard               Director of Pierre Foods since 1987. He served as Chairman
  5982 Hwy. 150 East            of the board of directors from 1993 until Mr. Richardson
  Denver, NC 28037              became Chairman in 1999. Mr. Howard served as Executive Vice
  (704) 483-3463                President of Pierre Foods from 1989 to 1993 and as Chief
                                Financial Officer and Treasurer from 1989 to 1994. During
                                fiscal 2001, Mr. Howard was a member of the executive
                                compensation committee of the board of directors, and
                                continues to serve on that committee.
Lewis C. Lanier                 Director of Pierre Foods since 1988. He is a partner in the
  P.O. Box 518                  Orangeburg, South Carolina, law firm of Lanier & Knight,
  160 Centre Street, NE         LLC. Until he co- founded that firm in August 1999, he had
  Orangeburg, SC 29115          been a member of the Orangeburg law firm of Horger, Horger,
  (803) 268-9800                Lanier & Knight, L.L.P., since joining the firm's
                                predecessor in 1985. During fiscal 2001, Mr. Lanier served on the executive compensation and sensitive transactions
                                committees of the board of directors. He continues to serve on both committees and chairs the executive compensation
                                committee.
William R. McDonald III         Director of Pierre Foods since 1991. From 1989 until his
  1257 25th Street Pl., SE      retirement in 1999, he was Branch Manager of American
  Hickory, NC 28602             Pharmaceutical Services, a subsidiary of Mariner Post-Acute
  (828) 328-5936                Network, or its predecessors. American Pharmaceutical
                                Services provides pharmaceutical needs and prescription
                                services to nursing homes. Mr. McDonald serves as Mayor of the City of Hickory, North Carolina, an elective office he has held since 1981. During fiscal 2001, he served on the
                                audit and sensitive transactions committees of the board of directors. He continues to serve on both committees and
                                chairs the sensitive transactions committee.

NAME, BUSINESS ADDRESS                        PRINCIPAL EMPLOYMENT; FIVE-YEAR
AND PHONE NUMBER                          EMPLOYMENT HISTORY; OTHER DIRECTORSHIPS
----------------------          ------------------------------------------------------------
Bruce E. Meisner                Director of Pierre Foods since February 3, 2000. Mr. Meisner
  1316 2nd Street NE, Suite     is the proprietor of Bruce E. Meisner Appraisal Company in
  No. 8                         Hickory, North Carolina, a company providing real estate
  Hickory, NC 28601             appraisal services. During fiscal 2001, Mr. Meisner served
  (828) 324-4100                on the audit, executive compensation and special committees.
                                He continues to serve on those committees.
Norbert E. Woodhams             Director of Pierre Foods since 1998 and President and Chief
  9990 Princeton Road           Executive Officer since December 16, 1999. Immediately prior
  Cincinnati, OH 45248          to his election to those offices, Mr. Woodhams was President
  (800) 543-1604                of Pierre Foods, LLC, Pierre Foods' operating subsidiary,
                                having served in that position since Pierre Foods'
                                acquisition of Pierre Cincinnati in June 1998. From 1994 to
                                1998, he served as President of Hudson Specialty Foods, a
                                food processing division of Hudson.
Pamela M. Witters               Pierre Foods' Chief Financial Officer since December 16,
  9990 Princeton Road           1999. Ms. Witters served as Pierre Foods' Vice President of
  Cincinnati, OH 45246          Finance from 1998 to 1999. From 1994 to 1998, she worked
  (800) 543-1604                with Deloitte & Touche LLP in Hickory, North Carolina.



     None of the directors or executive officers of Pierre Foods has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. Each of the directors and executive officers of Pierre Foods is a citizen of the United States.


SELECTED CONSOLIDATED FINANCIAL DATA

     The following table presents our selected historical financial data and other operating information for the five fiscal years ended March 3, 2001, which are derived from our audited consolidated financial statements. The consolidated financial statements for such five fiscal years have been audited by Deloitte & Touche LLP, independent auditors. The data is qualified by reference to, and should be read in conjunction with, our audited consolidated financial statements, related notes and other financial information included in our annual report on Form 10-K for the fiscal year ended March 3, 2001. Our Form 10-K accompanies this proxy statement, and the financial statements included in those reports are incorporated into this proxy statement by reference.


                                                             FISCAL YEARS ENDED
                                        ------------------------------------------------------------
                                        MARCH 3,   MARCH 4,   MARCH 6,   FEBRUARY 27,   FEBRUARY 28,
                                          2001       2000       1999         1998           1997
                                        --------   --------   --------   ------------   ------------
                                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Revenues...........................   $211,040   $185,598   $156,842     $66,245        $58,615
  Cost of goods sold.................    133,740    116,025    101,413      59,153         53,821
  Selling, general and
     administrative..................     62,962     65,319     40,003      10,356          7,630
  Loss on sale of Mom 'n' Pop's
     Country Ham, LLC................         --      2,857         --          --             --

                                                             FISCAL YEARS ENDED
                                        ------------------------------------------------------------
                                        MARCH 3,   MARCH 4,   MARCH 6,   FEBRUARY 27,   FEBRUARY 28,
                                          2001       2000       1999         1998           1997
                                        --------   --------   --------   ------------   ------------
                                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Net (gain) loss on disposition of
  property, plant and equipment......         27        (22)     1,004        (640)          (346)
  Depreciation and amortization......      6,238      5,662      4,902       1,615          1,401
                                        --------   --------   --------     -------        -------
  Operating income (loss)............      8,073     (4,243)     9,520      (4,239)        (3,891)
  Interest expense...................     13,334     14,986     12,332       1,762          1,868
  Other income, net..................        281        169        409         204             61
  Income tax benefit.................        767      4,825        613       1,926          2,262
                                        --------   --------   --------     -------        -------
  Loss from continuing operations....     (4,213)   (14,235)    (1,790)     (3,871)        (3,436)
  Income from discontinued
     operations......................         --      2,828      4,285       6,121          5,461
  Gain on disposal of discontinued
     operations......................         --      6,802         --          --             --
  Extraordinary item(1)..............       (455)       (52)       (64)         --            415
                                        --------   --------   --------     -------        -------
  Net income (loss)..................   $ (4,668)  $ (4,657)  $  2,431     $ 2,250        $ 2,440
                                        ========   ========   ========     =======        =======
NET INCOME (LOSS) PER SHARE -- BASIC
  AND DILUTED:
  Loss from continuing operations....   $  (0.73)  $  (2.45)  $  (0.30)    $ (0.68)       $ (0.67)
  Income from discontinued
     operations......................         --       0.49       0.72        1.08           1.07
  Gain on disposal of discontinued
     operations......................         --       1.17         --          --             --
  Extraordinary item.................      (0.08)     (0.01)     (0.01)         --           0.08
                                        --------   --------   --------     -------        -------
          Net income (loss)..........   $  (0.81)  $  (0.80)  $   0.41     $  0.40        $  0.48
                                        ========   ========   ========     =======        =======
OTHER DATA:
  Capital expenditures...............   $  2,764   $  5,488   $ 15,479     $13,252        $ 9,702
  Ratio of earnings to fixed
     charges.........................       0.64      (0.27)      0.79       (2.22)         (2.04)
BALANCE SHEET DATA:
  Working capital (deficit)..........   $ 36,120   $ 36,403   $ 27,126     $  (497)       $ 2,114
  Total assets.......................    160,308    164,727    216,989      71,656         59,571
  Total debt.........................    115,165    115,479    146,940      20,918         18,208
  Shareholders' equity...............     26,867     31,533     41,152      39,227         31,348
  Book value per share...............       4.65       5.45       7.09        6.65           5.88


---------------

(1) Reflects an extraordinary loss from early extinguishment of debt in the amount of $455 in fiscal 2001, $52 in fiscal 2000 and $64 in fiscal 1999, and an extraordinary gain from early extinguishment of debt in the amount of $415 in fiscal 1997.

STOCK OWNERSHIP


     The following table shows, as of April 27, 2001, except as otherwise indicated, the holdings of Pierre Foods common stock by (1) any entity or person known to us to be the beneficial owner of more than five percent of the outstanding shares, (2) each director and each executive officer and (3) by all directors and executive officers as a group.



                                                              NUMBER OF SHARES         PERCENT OF
                                                              OF COMMON STOCK         OUTSTANDING
NAME AND ADDRESS OF BENEFICIAL OWNER                        BENEFICIAL OWNERSHIP    COMMON STOCK(1)
------------------------------------                        --------------------   ------------------
PF Management, Inc.(2)....................................       3,630,212                62.8
  361 Second Street, N.W
  Hickory, NC 28601
James C. Richardson, Jr.(3)...............................       3,630,212                62.8
  P.O. Box 3967
  Hickory, NC 28603
David R. Clark(3).........................................       3,630,212                62.8
  P.O. Box 3967
  Hickory, NC 28603
James M. Templeton(3).....................................       3,630,212                62.8
  P.O. Box 1295
  Claremont, NC 28610
Dimensional Fund Advisors Inc.(4).........................         493,375                 8.5
  1299 Ocean Avenue, 11th Floor
  Santa Monica, CA 90401
Norbert E. Woodhams.......................................           7,627                   *
  9990 Princeton Road
  Cincinnati, OH 45248
Bobby G. Holman...........................................           5,728                   *
  4090 Golf Drive
  Conover, NC 28613
E. Edwin Bradford(5)......................................           3,141                   *
  P.O. Box 3081
  Hickory, NC 28603
Pamela M. Witters.........................................           1,346                   *
  9990 Princeton Road
  Cincinnati, OH 45246
William R. McDonald III(6)................................             860                   *
  1257 25th Street Pl., SE
  Hickory, NC 28602
Richard F. Howard.........................................              --                  --
  5982 Hwy. 150 East
  Denver, NC 28037
Lewis C. Lanier...........................................              --                  --
  P.O. Box 518
  160 Centre Street, NE
  Orangeburg, SC 29115

                                                              NUMBER OF SHARES         PERCENT OF
                                                              OF COMMON STOCK         OUTSTANDING
NAME AND ADDRESS OF BENEFICIAL OWNER                        BENEFICIAL OWNERSHIP    COMMON STOCK(1)
------------------------------------                        --------------------   ------------------
Bruce E. Meisner..........................................              --                  --
  1316 2nd Street NE, Suite No. 8
  Hickory, NC 28601
All directors and executive officers as a group (10
  persons)................................................       3,648,914               63.11%

---------------

 *  Less than one percent.
(1) The actual number of shares outstanding at April 27, 2001 was 5,781,480. Each percentage has been calculated on the basis of such number. In addition, there were 5,000 shares subject to outstanding call options exercisable not later than May 4, 2001. Shares subject to such options have not been considered outstanding for the purpose of computing the percentage of outstanding shares owned by the person who holds such options. Each of these options will be cancelled as a condition of the exchange.

(2) All of the shares owned of record by PF Management are also deemed to be beneficially owned by Richardson and Clark in their capacity as directors. Richardson, Clark and Templeton are also shareholders of PF Management. Templeton disclaims beneficial ownership of the Pierre Foods shares owned by PF Management. Templeton has agreed with PF Management, Richardson and Clark
    (a) to vote his PF Management shares in the manner directed by Richardson and Clark and (b) to give Richardson and Clark sole voting and investment power over the Pierre Foods shares owned by PF Management.

(3) Consists of 3,630,212 shares deemed to be owned beneficially through PF Management.

(4) The information provided for Dimensional Fund Advisors Inc. ("Dimensional") was obtained from a Schedule 13G dated February 6, 2001, filed with the SEC by Dimensional. According to the filing, Dimensional is a registered investment advisor with voting and/or investment power over the shares disclosed as beneficially owned by it. The filing states that the shares are actually owned by investment companies, trusts and accounts advised by Dimensional and that Dimensional disclaims beneficial ownership of the shares.

(5) Includes 1,200 shares deemed to be owned beneficially through an individual retirement account.

(6) Consists of 860 shares owned of record by this shareholder's spouse.


     In addition to Richardson and Clark (acting through PF Management), all of our directors and executive officers, who together own 18,702, or 0.32%, of the outstanding shares, have indicated to us that they intend to vote their shares in favor of the exchange. Each of these directors and officers intend to do so because they believe that the $1.21 per share consideration to be paid to shareholders in the exchange is fair based on the analysis of the board of directors, the special committee and its financial advisor described earlier in this proxy statement.

MARKET PRICES OF COMMON STOCK; DIVIDENDS

     Pierre Foods common stock is traded on the Nasdaq Small Cap Market (symbol:
FOOD). The following table sets forth the high and low sales prices per share for each quarterly period for the two most recent fiscal years and for the current fiscal year to date.


                                                            FISCAL YEARS ENDED OR ENDING
                                                ----------------------------------------------------
                                                 MARCH 4, 2000      MARCH 3, 2001    MARCH 2, 2002*
                                                ----------------   ---------------   ---------------
                                                 HIGH      LOW      HIGH     LOW      HIGH     LOW
                                                -------   ------   ------   ------   ------   ------
First Quarter.................................  $ 6.938   $5.125   $4.813   $2.375   $1.937   $0.906
Second Quarter................................    9.875    6.750    3.094     1.75   $ 1.39   $ 1.19
Third Quarter.................................   10.500    6.688     2.50    1.125       --       --
Fourth Quarter................................    6.375    3.000     1.25     0.75       --       --


---------------


* Through July 5, 2001.

     The book value of a share of Pierre Foods common stock as of March 3, 2001 was $4.65 and the tangible book value of a share on that date was $(8.00).

     On                          , 2001, the last day prior to the printing of
this proxy statement on which Pierre Foods common stock was traded, the closing
price per share of such stock as reported by Nasdaq was $          . On that
date, 5,781,480 shares of common stock were issued and outstanding.

     We are prohibited from paying cash dividends on our common stock by the terms of the indenture governing our senior notes and by our credit agreement with Fleet Capital Corporation.

                      INFORMATION REGARDING PF MANAGEMENT


     PF Management is a recently incorporated North Carolina corporation organized for the purpose of effecting the exchange. Its principal executive offices are located at 361 Second Street, NW, Hickory, North Carolina 28603. Its telephone number is (828) 324-7474. James C. Richardson, Jr. and David R. Clark are directors and executive officers of PF Management and James M. Templeton is a director of PF Management. They own the outstanding common stock of PF Management in these proportions: Richardson, 52.9%, Clark, 35.2% and Templeton, 11.9%. Messrs. Richardson and Clark are directors and executive officers of Pierre Foods.


     PF Management is not required to file reports with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act.

RECENT STOCK PURCHASES


     Richardson, Clark and their affiliates contributed 3,037,285 Pierre Foods shares to PF Management in exchange for shares of PF Management. Many of these shares of stock had debt associated with them which had previously been the debt of HERTH, and, with the restructuring of HERTH and the contribution of these shares to PF Management (see "Opinion of Pierre Foods' Financial
Advisor -- Recent Stock Purchases"), PF Management assumed debt in the aggregate amount of approximately $16 million, which was guaranteed by the shareholders of PF Management. 2,556,534 of these shares are pledged to secure part of this debt.



     On April 17, 2001, PF Management purchased an aggregate of 592,927 shares of Pierre Foods stock in private transactions, at prices representing a substantial premium over the price to be paid in the exchange. As stated in the
Schedule 13D filed with the SEC by the MBO Group on April 27, 2001, Richardson caused PF Management to purchase these shares, and Richardson made the purchases described below, in consideration of the long time allegiance, association and relationship of the selling shareholders to Mr. Richardson. As stated in the
Schedule 13D, in the opinion of Richardson and PF Management, these purchase prices substantially exceed the fair value of the shares of common stock acquired. The shares purchased by PF Management included shares purchased from the following persons who were executive officers, directors or affiliates of Pierre Foods at the time of the purchase, each payable in notes of PF
Management:


                                                              SHARES   PRICE PER SHARE
                                                              ------   ---------------
James M. Templeton..........................................  64,280        $2.09
Larry D. Hefner.............................................  30,000        $8.00
Richard F. Howard...........................................  12,569        $7.50


     The shares contributed to Pierre Foods by Richardson included shares purchased by Richardson from the following persons who were executive officers, directors or affiliates of Pierre Foods at the time of the purchase:



                                               SHARES    PRICE PER SHARE   DATE OF PURCHASE
                                               -------   ---------------   -----------------
Gregory A. Edgell............................  363,414       $15.81           April 17, 2001
Charles F. Connor, Jr........................  715,163       $ 8.53         February 1, 2000
L. Dent Miller...............................  521,421       $ 7.00         January 31, 2000

     The following table sets forth the amount of Pierre Foods common stock purchased by PF Management, Richardson, Clark and Templeton during the prior two years, the range of prices paid per share and the average purchase price per share paid during each quarterly period presented. The purchases summarized below include the purchases from affiliates described above as well as non-affiliate and open market transactions. We have not presented quarterly periods in which no purchases were made.



                                                     NUMBER OF SHARES   RANGE OF PRICES  AVERAGE PRICE
                                                     ----------------   ---------------  -------------
FISCAL YEAR ENDED MARCH 4, 2000
Fourth Quarter.....................................     1,476,606         $4.31 - $8.53      $7.60
FISCAL YEAR ENDED MARCH 3, 2001
First Quarter......................................           307                 $5.84      $5.84
Second Quarter.....................................            92                 $5.84      $5.84
FISCAL YEAR ENDING MARCH 2, 2002
First Quarter......................................     1,034,563        $2.09 - $15.81      $9.93



MANAGEMENT


     The following table sets forth information about the directors, executive officers and shareholders of PF Management:


                                               PRINCIPAL EMPLOYMENT; FIVE-YEAR
NAME AND BUSINESS ADDRESS                  EMPLOYMENT HISTORY; OTHER DIRECTORSHIPS
-------------------------        ------------------------------------------------------------
James C. Richardson, Jr.         Director and executive officer of Pierre Foods since 1987,
  P.O. Box 3967                  including Chairman since 1999, Chief Executive Officer from
  Hickory, NC 28603              1993 to 1996, Vice Chairman and President from 1993 to 1996
  (828) 304-2304                 and Vice President from 1989 to 1993.
David R. Clark                   Director since 1996 and Vice Chairman since 1999 of Pierre
  P.O. Box 3967                  Foods and President and Chief Operating Officer from 1996
  Hickory, NC 28603              until 1999; Executive Vice President and Chief Operating
  (828) 304-2307                 Officer of Bank of Granite, P.O. Box 128, Granite Falls,
                                 North Carolina 28630, from 1994 to 1996; for 13 years before that, various executive capacities with BB&T, a commercial bank and trust company, 200 West Second Street,
                                 Winston-Salem, North Carolina 27101, including President of
                                 BB&T of South Carolina during 1993 and 1994.
James M. Templeton               Management consultant since October 1999; Senior Vice
  3445 East Main Street          President of Real Estate of Claremont Restaurant Group, 3437
  Claremont, NC 28610            East Main Street, Claremont, North Carolina 28610, from
  (828) 459-2111                 December 1987 to September 1999.


     None of the directors, executive officers or shareholders of PF Management has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. Each of the directors and executive officers of PF Management is a citizen of the United States.

     All information contained in this proxy statement concerning PF Management is based upon statements and representations made by its representatives to our representatives.

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS


     HERTH Management, Inc. provides management services to Pierre Foods, including strategic planning and the direction of strategic initiatives, including the identification and pursuit of mergers, acquisitions, other investment opportunities (both within and without Pierre Foods' industry) and divestitures; management of Pierre Foods' relationships with investment bankers, securities broker-dealers, significant shareholders, noteholders, banks, lawyers and accountants; facilitating meetings of the board of directors; and general oversight of Pierre Foods' performance. HERTH provides the full-time services of Richardson and Clark to Pierre Foods. In exchange for these services, HERTH is entitled to $1,500,000 per year pursuant to a management services agreement, which expires in March 2002. Prior to April 17, 2001, the shareholders of HERTH included Richardson (22.0%), Templeton (11.0%) and Columbia Hill, LLC (45.0%), whose equity owners included Clark (45.0%) and Richardson (40.0%). Pierre Foods paid HERTH $2,550,000 in fiscal 2001, consisting of $1,300,000 under the HERTH management agreement and an additional $1,250,000 as bonuses paid to Richardson. Pierre Foods paid $3,241,270 in fiscal 2000, consisting of $1,300,000 under the HERTH management agreement and an additional $1,941,270 as bonuses paid to Richardson. The HERTH management agreement provides for $200,000 of Clark's salary to be paid for by HERTH. In fiscal 2001 and 2000, Pierre Foods paid such amount directly to Clark and reduced the $1,500,000 owed to HERTH under the HERTH management agreement by $200,000 in each year. As of April 17, 2001, HERTH was owned only by Richardson and Gregory A. Edgell, a former affiliate of Pierre Foods. As of April 25, 2001, the HERTH management agreement was assigned to PF Management.


     Columbia Hill Management, Inc., owned 50% each by Richardson and Clark, provides accounting, tax and administrative services to Pierre Foods, as well as professional services for the management of special projects. During fiscal 2001, Columbia Hill Management also provided consulting services for development of new food service programs, and consulting services for assessment and development of alternative warehousing and distribution programs. Fees paid for these services were approximately $860,000 in fiscal 2001.


     On September 13, 1999, Pierre Foods, Claremont Restaurant Group, HERTH and Templeton entered into a severance, consulting and noncompete agreement pursuant to which Templeton agreed to provide consulting services to Claremont for a term of five years, beginning on the date of disposition of Pierre Foods' membership interest in Claremont. Templeton also agreed not to compete with Claremont during the five-year term. On such date, Pierre Foods paid Templeton a lump sum payment of $315,000 plus a "gross up" amount equal to all income and excise tax liabilities related to such payment, and an additional amount of $34,437 representing future premium payments on a life insurance policy insuring Templeton. The payment of $315,000 to Templeton represented (a) $236,538 for his agreement not to compete with Claremont, (b) $70,961 for the consulting services to be provided, and (c) a severance amount of $7,501.


     During fiscal 2001 and 2000, Columbia Hill, LLC owed Pierre Foods as much as $705,493 pursuant to a promissory note payable on demand and bearing interest at the prime rate. Columbia is owned in part by Richardson and Clark, who have unconditionally guaranteed repayment of the note. In April 2001, the note was assumed by PF Management.

     Atlantic Cold Storage of Mocksville, LLC, owned one-third each by Richardson and Clark, plans to construct and finance a public cold storage warehouse which would lease space to Pierre Foods as well as to others. The proposed agreement with Pierre Foods is for 10 years and a minimum of 4,000 pallet positions to be leased as of April 1, 2001 or the first date the facility is operational. Pierre Foods also agreed to pay $250,000 for specialized construction costs. On November 7, 2000, a fairness opinion was obtained which stated that the proposed lease is no less favorable to Pierre Foods than those that could be obtained in an arm's-length transaction with a non-affiliated person, and that the transaction is fair to Pierre Foods. During fiscal 2001, Pierre Foods paid $250,000 to Atlantic Cold Storage for the specialized construction costs.

     On September 14, 1999, Pierre Foods sold five former restaurant properties and one tract of vacant land, with a combined book value of $2,433,482, to an entity in which Templeton was then a minority investor, for a total cash purchase price of $938,585. This transaction was completed under an agreement entered into earlier during fiscal 2000 and was contingent upon the sale of the Claremont Restaurant Group. Under the terms of the initial agreement, all non-operating restaurant properties, consisting of seven former restaurant locations and three tracts of undeveloped land with a total book value of $3,620,842, were offered for sale at an aggregate price of $2,635,000. The agreement further specified that the cash proceeds from the sale of any of these properties to third parties prior to the sale of Claremont would reduce the purchase price of the remaining pool of properties on a dollar-for-dollar basis, subject to the sale of Claremont. Prior to the sale, four of the properties, with a book value totaling $1,187,359, were sold to unrelated third parties for cash totaling $1,557,065.

     On December 16, 1999, the board of directors approved a loan to Richardson in an amount up to $8.5 million for the purpose of enabling Richardson to purchase shares of Pierre Foods' common stock owned by certain shareholders. The terms of the loan provide that outstanding amounts will bear a simple interest rate of 8 1/2%, with principal and interest due three years from the date of the loan. At the end of fiscal 2000, disbursements under the loan totaled $5 million.

     On July 1, 1999, Pierre Foods' subsidiary, Pierre Foods, LLC sold a 1% membership interest in Mom 'n' Pop's Country Ham, LLC, Pierre Foods' country ham operation, to Richardson for $9,950. In August 1999, effective as of July 2, 1999, Pierre Foods conveyed its 99% membership interest in Mom 'n' Pop's to Hoggs, LLC in exchange for a promissory note in the principal amount of $985,050 due December 31, 1999. As security, each of the members of Hoggs, LLC pledged his or her membership interest in Hoggs to Pierre Foods. Richardson holds a 55% membership interest in Hoggs. In addition, Pierre Foods provided a revolving line of credit of $500,000 to Hoggs for working capital. As of the end of fiscal 2000, Hoggs paid the promissory note and the line of credit in full.

     In October 1999, Fresh Foods Sales, LLC, a wholly-owned subsidiary of Pierre Foods, sold all assets related to its Bennett's Bar-B-Que restaurant located in Conover, North Carolina, to Fairgrove Restaurants, LLC. Fairgrove purchased the assets for approximately $1.1 million in cash and assumed certain related liabilities. Richardson and Clark each hold a 17.5% membership interest in Fairgrove.

     Columbia Hill Land Company, LLC, owned 50% by each of Richardson and Clark, leases office space to Pierre Foods in Hickory, North Carolina, pursuant to a ten-year lease that commenced in September 1998. Rents paid under the lease were approximately $103,000 in each of fiscal 2001 and 2000.

     All material transactions with affiliates of Pierre Foods are first reviewed by the sensitive transactions committee of the board, which is composed of three independent directors. Upon recommendation of this committee, such transactions are then presented to the entire board, where they must be approved by a majority of the independent directors.


     For information on recent stock purchases by the MBO Group, including purchases from affiliates, see "Information Regarding PF Management."


                              INDEPENDENT AUDITORS

     The consolidated balance sheets as of March 3, 2001 and March 4, 2000, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three fiscal years in the period ended March 3, 2001, included in our annual report on Form 10-K attached as Appendix C to this proxy statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report. A representative of Deloitte & Touche LLP will be at the special meeting to answer appropriate questions from shareholders and will have the opportunity to make a statement if so desired.

                             SHAREHOLDER PROPOSALS

     Our annual meeting of shareholders is normally held in July of each year. In April 2001, in light of PF Management's proposal to acquire Pierre Foods in the exchange, we postponed indefinitely the next annual meeting of shareholders. If the proposal to approve the exchange is not approved at the special meeting, then the annual meeting of shareholders will be held as soon as practicable thereafter. Shareholder proposals intended to be presented at the next annual meeting were required to be submitted to Pierre Foods by February 28, 2001 to be included in our proxy statement and form of proxy for the next annual meeting. If a proposal is submitted after that date, proxies will have the authority to vote in their discretion on the proposal.

                                 OTHER MATTERS

     We know of no other business to be presented at the special meeting. If other matters do properly come before the special meeting, or before any adjournment or adjournments of the special meeting, then the individuals named in the proxy will have the discretion to vote on these other matters according to their best judgment unless the authority to do so is withheld as marked by a shareholder on the proxy.

                                                                      APPENDIX A

                      AGREEMENT AND PLAN OF SHARE EXCHANGE

                 AMONG PIERRE FOODS, INC., PF MANAGEMENT, INC.

                  JAMES C. RICHARDSON, JR. AND DAVID R. CLARK

                                                              PAGE
                                                              ----
ARTICLE 1 TERMS AND CONDITIONS OF THE EXCHANGE..............
  1.1  The Exchange.........................................
  1.2  Payment of Cash and Surrender of Share
     Certificates...........................................
  1.3  Effects of the Exchange..............................
  1.4  Closing..............................................
  1.5  Stock Options and Employee Benefit Plans.............
ARTICLE 2 GENERAL CONDITIONS AND AGREEMENTS.................
  2.1  Effective Time.......................................
  2.2  Termination..........................................
  2.3  Effect of Termination................................
  2.4  Conduct of the Participating Corporations prior to
     the Effective Time.....................................
  2.5  Conditions to the Exchange...........................
ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF THE COMPANY.....
  3.1  Due Authorization....................................
  3.2  Consents and Approvals; No Violation.................
  3.3  SEC Reports..........................................
  3.4  Litigation...........................................
  3.5  Rights Agreement; Anti-Takeover Laws.................
  3.6  Fairness Opinion.....................................
  3.7  Board Action.........................................
  3.8  Absence of Certain Changes...........................
  3.9  Proxy Statement and Transaction Statement
     Information............................................
  3.10 Stock Options........................................
  3.11 Brokers..............................................
ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF THE ACQUIROR....
  4.1  Organization, Standing and Qualification.............
  4.2  Authority for this Agreement.........................
  4.3  Consents and Approvals; No Violation.................
  4.4  Financing............................................
  4.5  Litigation...........................................
  4.6  Brokers..............................................
  4.7  Proxy Statement and Transaction Statement
     Information............................................
ARTICLE 5 ADDITIONAL AGREEMENTS.............................
  5.1  Indemnification; Directors and Officers Liability
     Insurance..............................................
  5.2  Shareholder Approval; Proxy Statement................
  5.3  Fees and Expenses....................................
  5.4  Reasonable Efforts...................................
  5.5  Public Announcements; Certain Notices................
  5.6  Exemption from Liability Under Section 16(b).........
ARTICLE 6 NOTICES...........................................
ARTICLE 7 MISCELLANEOUS.....................................
  7.1  Governing Law........................................
  7.2  Binding Agreement....................................
  7.3  Counterpart Originals................................
  7.4  Entire Agreement.....................................
  7.5  Amendments...........................................
  7.6  Definitions..........................................

ANNEX A

Articles of Share Exchange between PF Management, Inc. and    A-1
  Pierre Foods, Inc.........................................

                      AGREEMENT AND PLAN OF SHARE EXCHANGE

     THIS AGREEMENT AND PLAN OF SHARE EXCHANGE (this "Agreement" or the "Exchange Agreement") is made and entered into as of April 26, 2001, among Pierre Foods, Inc., a North Carolina corporation (the "Company"), and PF Management, Inc., a North Carolina corporation (the "Acquiror" and, together with the Company, the "Participating Corporations"), and James C. Richardson, Jr. and David R. Clark, who are the principal shareholders of the Acquiror (the "Principal Shareholders"), pursuant to Section 55-11-02 of the North Carolina Business Corporation Act (the "Act").

                              STATEMENT OF PURPOSE

     The respective Boards of Directors of the Participating Corporations have approved the acquisition of the Company by the Acquiror pursuant to a statutory share exchange in accordance with the provisions of Section 55-11-02 of the Act (the "Exchange"). In the Exchange, all of the outstanding shares of common stock, no par value per share, of the Company (the "Common Stock"), together with the associated preferred stock purchase rights (the "Rights") issued pursuant to the Rights Agreement, as defined below (the shares of Common Stock and associated Rights being referred to herein as "Shares"), other than the Shares already owned by the Acquiror, would, on the terms and subject to the conditions set forth in this Agreement, be converted into the right to receive $1.21 per Share.

     The Board of Directors of the Company, other than James C. Richardson, Jr. and David R. Clark (the "Board"), has unanimously adopted resolutions approving this Agreement and the Exchange. The Board determined that the Exchange is fair to and in the best interests of the holders of Shares, other than the Acquiror, and unanimously recommended that the Company's shareholders approve and adopt this Agreement, including the Plan of Share Exchange set forth in the Articles of Share Exchange, the form of which is Annex A to this Agreement (the "Plan").

     NOW, THEREFORE, in consideration of the premises and the representations, warranties and agreement herein contained, the parties agree as follows:

                                   ARTICLE 1

                      TERMS AND CONDITIONS OF THE EXCHANGE

     1.1 The Exchange. The Acquiror will become the holder of all of the outstanding Shares pursuant to the terms and conditions of this Agreement and the Plan. At the Effective Time (as defined in Section 2.1 below), and subject to the conditions set forth in this Agreement, the shares of the Participating Corporations shall be exchanged as follows:

          (a) Acquiror. The outstanding shares of capital stock of the Acquiror will not be exchanged, altered or affected in any manner as a result of the share exchange to be effected pursuant to the Plan and will remain outstanding as shares of the Acquiror.

          (b) The Company. At the Effective Time, each of the outstanding Shares of the Company except those already owned by the Acquiror (the "Exchange Shares") will, by virtue of the share exchange provided for by the Plan and without any further action on the part of the holder thereof, be exchanged for, and become the right to receive from the Acquiror, $1.21 in cash (the "Exchange Price") upon surrender to the Acquiror (or an agent of the Acquiror designated as provided in Section 1.2 hereof) of the certificate or certificates representing such Exchange Shares, as provided in Section 1.2 hereof, and each of the Exchange Shares shall be cancelled. No interest shall be payable with respect to payment of such cash amount on surrender of outstanding certificates. No holder of any Exchange Shares (or any certificate representing such Exchange Share or Shares) immediately prior to the Effective Time shall be entitled to receive any dividend declared and payable in respect of such Exchange Shares after the Effective Time, any such dividend being the property of the Acquiror. The stock transfer ledger of the Company shall be closed in respect of the Exchange Shares from and after the Effective Time.

     1.2 Payment of Cash and Surrender of Share Certificates.

          (a) At the Effective Time, the Acquiror shall irrevocably deposit or cause to be deposited with a bank or trust company to be designated by the Acquiror and reasonably satisfactory to the Company, which is organized and doing business under the laws of the United States or any state thereof and has a combined capital and surplus of at least $100 million, as paying agent for the holders of the Exchange Shares, cash in the aggregate amount required to effect the conversion of the Exchange Shares into the consideration to be paid to the shareholders of the Company as provided in
     Section 1.1(b) (the "Aggregate Exchange Consideration"). Pending distribution pursuant to this Agreement, the Aggregate Exchange Consideration shall be held in trust for the benefit of the holders of the Exchange Shares and the funds shall not be used for any other purposes, and the Acquiror and the Company may direct the paying agent to invest such cash, provided that such investments (i) shall be obligations of or guaranteed by the United States of America, commercial paper obligations receiving the highest rating from either Moody's Investor Services, Inc. or Standard & Poor's Corporation, or certificates of deposit, bank repurchase agreements or bankers acceptances of domestic and commercial banks with capital exceeding $250 million or money market funds which are invested solely in such permitted investments and (ii) shall have maturities that will not prevent or delay payments to be made pursuant to this Agreement. Any interest and other income resulting from such investments shall be paid to the Acquiror.

          (b) After the Effective Time, each holder, other than the Acquiror, of an outstanding certificate or certificates representing Exchange Shares shall surrender the same to the Acquiror in accordance with the instructions contained in a form of letter of transmittal. The letter of transmittal and certificate(s) shall be delivered to the bank, trust company or other party designated by the Acquiror as paying agent for the exchange of Exchange Shares for cash as provided herein. Upon such surrender, each such holder shall receive cash in an amount equal to the Exchange Price for each Exchange Share represented by a certificate so surrendered. Until so surrendered, each outstanding certificate that prior to the Effective Time represented one or more Exchange Shares shall be deemed for all purposes to evidence only the ownership of the non-transferable right to receive the cash to be exchanged for each Exchange Share represented by such certificate. With respect to any certificate for Exchange Shares that has been lost or destroyed, the Acquiror shall pay the holder thereof the consideration attributable to such certificate upon receipt of (i) evidence of ownership of such Exchange Shares reasonably satisfactory to the Acquiror, and (ii) an indemnity bond posted by such holder in such amount as the Acquiror may reasonably require.

          (c) If any cash deposited with the paying agent for purposes of payment in exchange for the Exchange Shares remains unclaimed following the expiration of six months after the Effective Time, such cash shall be delivered to the Acquiror by the paying agent, and thereafter the paying agent shall not be liable to any persons claiming any amount of such cash, and any future surrender and exchange shall be effected directly with the Acquiror (subject to applicable abandoned property, escheat and similar laws). No interest shall accrue or be payable with respect to any amount which any such holder shall be so entitled to receive.

          (d) None of the Acquiror, the Company or the paying agent shall be liable to any person in respect of any unsurrendered Exchange Shares (or dividends or distributions in respect thereto) or cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

     1.3 Effects of the Exchange. The Exchange shall transpire pursuant to the provisions of and with the effect provided in the Act. The Exchange is a statutory share exchange and not a merger.

     1.4 Closing. The closing of the Exchange (the "Closing") shall take place at the offices of Womble Carlyle Sandridge & Rice, PLLC, 3300 One First Union Center, 301 South College Street, Charlotte, North Carolina 28202-6025, at 10:00 a.m., local time, on the second business day after the day on which the last of the conditions set forth in Section 2.5 of this Agreement shall have been fulfilled or waived or at such other time and place as the Participating Corporations shall agree.

     1.5 Stock Options and Employee Benefit Plans. The Company shall (a) terminate the 1997 Special Stock Option Plan, the 1997 Incentive Stock Option Plan and the 1987 Special Stock Option Plan (the

"Stock Option Plans"), and shall terminate or amend any other plan or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company, prior to the Effective Time, so that no such interest shall remain outstanding after the Effective Time, (b) grant no further options under the Stock Option Plans and (c) take all necessary actions prior to the Effective Time, including obtaining required consents, such that all outstanding options under the Stock Option Plans shall be cancelled prior to the Effective Time, provided that the exercise prices of all such options are above the Exchange Price.

                                   ARTICLE 2

                       GENERAL CONDITIONS AND AGREEMENTS

     2.1 Effective Time. As used in the Plan, the term "Effective Time" means the time at which Articles of Share Exchange, substantially in the form attached to this Agreement as Annex A, shall have been filed with the Secretary of State of North Carolina in accordance with Section 55-11-05 of the Act or such later date set forth in the Articles of Share Exchange.

     2.2 Termination. This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Closing (whether before or after the approval of this Agreement by the shareholders of the Company) as follows:

          (a) By mutual written agreement of the Participating Corporations; or

          (b) (i) By either the Company or the Acquiror if the Exchange shall not have been consummated by September 30, 2001; provided, that neither of the parties shall be entitled to terminate this Agreement pursuant to this
     Section 2.2(b)(i) if, at the time of such proposed termination, it is in material breach of its representations and warranties, covenants or other agreements under this Agreement; or

             (ii) By the Company if, prior to the Effective Time, there has occurred, and the Company has notified the Acquiror of the occurrence of, a material breach by the Acquiror of any representation, warranty, covenant or agreement set forth herein and such breach is not cured within 30 days after notice; provided, that if such breach is not reasonably capable of being cured within such 30 day period, the Company may terminate this Agreement at any time after it has given the Acquiror notice of such breach; and provided further, that the Company shall not be entitled to terminate this Agreement pursuant to this Section 2.2(b)(ii) if it is in material breach of its representations and warranties, covenants or other agreements under this Agreement; or

          (c) (i) By either the Acquiror or the Company if a federal, state or local court, commission, governmental body, regulatory or administrative agency, authority or tribunal (a "Governmental Entity") shall have issued an order, decree or filing or taken any other action, in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement; or

             (ii) By the Acquiror if, prior to the Effective Time, there has occurred, and the Acquiror has notified the Company of the occurrence of, a material breach by the Company of any representation, warranty, covenant or agreement set forth herein and such breach is not cured within 30 days after notice; provided, that if such breach is not reasonably capable of being cured within such 30 day period, the Acquiror may terminate this Agreement at any time after it has given the Company notice of such breach; and provided further, that the Acquiror shall not be entitled to terminate this Agreement pursuant to this
        Section 2.2(c)(ii) if it is in material breach of its representations and warranties, covenant or other agreement under this Agreement.

          (d) By the Company for the purpose of allowing the Company to enter into one or more related agreements in accordance with Section 2.4 with respect to a Superior Proposal (as defined below) if the Board, based on the recommendations of the special committee of the Board established to review and consider the proposal to effect the Exchange contemplated by this Agreement (the "Special Committee"), after receiving advice from counsel to the Special Committee, has determined in good faith that a failure to terminate this Agreement and enter into an agreement to effect the Superior Proposal would constitute a breach of its fiduciary duties; provided, that:

             (i) the Company has complied with all provisions of Section 2.4(d);

             (ii) the Acquiror does not make, within three business days after receipt of the Company's written notification of its intention to enter into a binding agreement for a Superior Proposal, an offer to enter into an amendment to this Agreement containing terms such that the Board, based on the recommendation of the Special Committee after receiving advice from its financial advisors, determines in good faith that this Agreement as so amended is at least as favorable, from a financial point of view, to the shareholders of the Company (other than the Acquiror) as the Superior Proposal;

             (iii) the Company pays the Acquiror's Expenses (as defined below) in accordance with Section 2.3(b) hereof; and

             (iv) substantially contemporaneously with such termination, the Company enters into a definitive agreement to effect the Superior Proposal.

          (e) By the Acquiror, at any time prior to the approval of the Exchange by the shareholders of the Company, if:

             (i) the Board, or the Special Committee, shall have withdrawn, modified, or changed its recommendation in respect of this Agreement in a manner adverse to the Acquiror or resolved to do so;

             (ii) the Board, or the Special Committee, shall have recommended any proposal other than by the Acquiror in respect of an Acquisition Transaction (as defined below) or resolved to do so; or

             (iii) the Company has received a proposal regarding an Acquisition Transaction and the Company shall not have rejected such proposal within 10 business days after its receipt or, if sooner, the date its existence first becomes publicly disclosed.

          (f) By the Company if there shall have been threatened, instituted or pending any action or proceeding by any Governmental Entity, or by any other Person, domestic or foreign, before any court of competent jurisdiction or Governmental Entity, which could reasonably be expected to make illegal, materially impede or otherwise directly or indirectly prohibit or materially restrain the Exchange or seek to obtain material damages in connection therewith.

     2.3 Effect of Termination.

          (a) In the event of a party's termination of this Agreement as provided in Section 2.2 hereof, written notice thereof shall promptly be given to the other party specifying the provision hereof pursuant to which such termination is made, and, subject to Section 2.3(b) hereof, this Agreement shall become null and void and there shall be no liability on the part of the Acquiror or the Company; provided, that nothing herein shall relieve any party from liability for any breach of this Agreement.

          (b) If:

             (i) the Acquiror shall have terminated this Agreement pursuant to
        Section 2.2(e);

             (ii) the Acquiror shall have terminated this Agreement pursuant to
        Section 2.2(c)(ii) and following the date hereof and either prior to such termination or within two months after such termination, (A) the Company shall have received a proposal with respect to an Acquisition Transaction that the Company has not rejected prior to such termination, and (B) within 12 months after the date of such termination, the Company shall enter into a definitive agreement with respect to such Acquisition Transaction; or

             (iii) the Company shall have terminated this Agreement pursuant to
        Section 2.2(d);

     then the Company shall pay to the Acquiror an amount equal to the Acquiror's actual and documented out-of-pocket expenses incurred or paid by the Acquiror in connection with the Exchange, this Agreement and the consummation of the transactions contemplated hereby ("Expenses"), which amounts shall be payable by wire transfer to such account as the Acquiror may designate in writing to the Company. The Company shall pay such Expenses within two business days after the Acquiror has provided the Company with documentation of the Expenses and a written request for payment, provided there has occurred (A) a termination pursuant to Section 2.2(d) or Section 2.2(e) or (B) an Acquisition Transaction under the circumstances described in Section 2.3(b)(ii).

     2.4 Conduct of the Participating Corporations prior to the Effective Time.

          (a) Until the completion of the Exchange, the Company shall continue to conduct its business without material change and it shall not, without the consent of the Acquiror, (i) issue any equity security or instrument convertible into any equity security, (ii) make any distribution or other disposition of its assets, capital or surplus except in the ordinary course of business, (iii) take any action which would impair its assets, or (iv) take any action that would cause its representations and warranties to be untrue in any material respect at the Effective Time. Subject to the conditions set forth in this Agreement, prior to the Effective Time, each of the Participating Corporations shall promptly take all such actions as shall be necessary or appropriate in order to effect the Exchange in accordance with the terms and conditions of the Plan, including, but not limited to, complying with the conditions set forth in Section 2.5(b).

          (b) During the period beginning on the date of this Agreement and ending at the Effective Time, the Company shall, and shall cause each of its subsidiaries to, upon reasonable notice, afford the Acquiror and its counsel, accountants, financing sources, consultants and other authorized representatives reasonable access during normal business hours to the employees, properties, books and records and accountants of the Company and its subsidiaries. The Company shall furnish promptly to the Acquiror (i) a copy of each report, schedule or other document filed by it or any of its subsidiaries during such period pursuant to federal or state securities laws and (ii) all other information concerning its or its subsidiaries' business, properties and personnel as the Acquiror shall from time to time reasonably request.

          (c) Subject to Section 5.5(a), each party hereto shall, and shall cause each of its directors, officers, attorneys and advisors to, maintain the confidentiality of all information obtained hereunder which is not otherwise publicly disclosed by the other party, such undertakings with respect to confidentiality to survive any termination of this Agreement. In the event of the termination of this Agreement, each party shall return to the other party upon request all confidential information previously furnished in connection with the transactions contemplated by this Agreement.

          (d) The Company shall, and shall cause its subsidiaries and each of their directors, officers, employees, agents, advisors and representatives to, immediately cease any discussions or negotiations with third parties with respect to any Acquisition Transaction. Prior to the Effective Time, the Company agrees that it shall not, and shall not authorize or permit any of its subsidiaries or any of their directors, officers, agents, advisors or representatives to, directly or indirectly:

             (i) Solicit, initiate, facilitate or encourage (including without limitation by furnishing information to a third party or by taking any action which would make the Rights Agreement dated as of September 2, 1997 between the Company and American Stock Transfer & Trust Company, as Rights Agent (the "Rights Agreement"), inapplicable to any Acquisition Transaction (other than the Exchange)) any inquiries or the making of any proposal with respect to any tender offer or exchange offer involving the Company or any proposal with respect to any merger, consolidation, statutory share exchange or other business combination involving the Company or any subsidiary of the Company, the acquisition of all or any significant part of the assets of the Company or any subsidiary of the Company or more than 10% of any class of the capital stock of the Company or any subsidiary of the Company (each, an "Acquisition Transaction");

             (ii) Except for agreements with respect to a Superior Proposal entered into in accordance with Section 2.2(d) and except for confidentiality agreements entered into in connection with actions permitted in accordance with Section 2.4(d)(iii), enter into any agreement, arrangement or understanding with respect to any Acquisition Transaction or enter into any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the Exchange or any other transaction contemplated by this Agreement; or

             (iii) Negotiate, explore or otherwise engage in discussions with any individual or any partnership, joint venture, corporation, trust, limited liability company or any other entity or any unincorporated organization or group (a "Person"), other than the Acquiror and its representatives, with respect to any Acquisition Transaction, or any inquiry that may reasonably be expected to lead to a proposal for an Acquisition Transaction; provided, that the Company may (A) participate in discussions with or request clarifications from or furnish information (pursuant to a confidentiality agreement with terms not more favorable to such third party than as set forth in Section 2.4(c)) to any third party which makes an unsolicited written proposal to effect an Acquisition Transaction that did not result from the breach of this
        Section 2.4 and subject to compliance with its obligations under Section 2.4(d), in each case solely for the purpose of obtaining information reasonably necessary to ascertain whether such Acquisition Transaction is, or could reasonably likely lead to, a Superior Proposal, and (B) in response to an unsolicited written proposal from a third party making a Superior Proposal that did not result from the breach of this Section
        2.4 and subject to compliance with its obligations under Section 2.4(d), furnish information (pursuant to a confidentiality agreement with terms not more favorable to such third party than as set forth in Section 2.4(c)) to and engage in discussions and negotiations with such third party, but only, in the case of clause (A) and clause (B), if the Board, based on the recommendation of the Special Committee after receiving written advice from its financial advisors and after receiving advice from outside counsel to the Special Committee, determines in good faith that taking such action is in the best interests of the Company and its shareholders other than the Acquiror and such action is required by its fiduciary duties under applicable law.

             (iv) Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section 2.4(d) by any director, officer, employee, agent, advisor or representative of the Company, whether or not such Person is purporting to act on behalf of the Company, shall constitute a breach of this Section 2.4(d) by the Company.

          (e) The Company agrees to advise the Acquiror in writing within 24 hours after the receipt thereof of the existence of:

             (i) Any inquiries, proposals or requests for information received by the Company or any of its directors, officers, agents, advisors or representatives (other than James C. Richardson, Jr. or David R. Clark), or by the financial and legal advisors to the Special Committee, from a Person (other than the Acquiror and its representatives) with respect to an Acquisition Transaction; and

             (ii) The content of any such inquiries, proposals or requests, including the identity of such third party and the terms of any financing arrangement or commitment in connection with such Acquisition Transaction;

     and shall update the Acquiror on an ongoing basis or upon the Acquiror's reasonable request on the status thereof. The Company shall simultaneously provide to the Acquiror any non-public information concerning the Company provided to any other Person or group in connection with any Acquisition Transaction which was not previously provided to the Acquiror.

          (f) As used herein, "Superior Proposal" means a written and unsolicited proposal or offer made by any Person (other than the Acquiror) to acquire all or substantially all of the capital stock of the Company pursuant to a tender offer, exchange offer, merger, statutory share exchange or other business combination or to purchase all or substantially all of the assets of the Company on terms that, as determined in good faith by the Board, based on the recommendation of the Special Committee after receiving written advice of its financial advisors, are more favorable from a financial point of view to the

     Company and its shareholders, other than the Acquiror, than the transactions contemplated hereby and any alternative proposed by the Acquiror.

     2.5 Conditions to the Exchange.

          (a) The obligations of the Participating Corporations and the Principal Shareholders to consummate the Exchange pursuant to the Plan shall be conditioned upon the satisfaction of the following conditions:

             (i) The Plan shall have been approved at the meeting of shareholders of the Company held for such purpose (the "Shareholder Meeting"), or any adjournment thereof, by the vote of the holders of 75% of the Common Stock outstanding and entitled to vote thereon.

             (ii) All filings, registrations, notices, consents, approvals, authorizations, certificates, orders and permits with respect to the exchange of the Exchange Shares pursuant to and in accordance with the provisions of the Plan required from any Governmental Entity having or asserting jurisdiction over the Participating Corporations shall have been made or obtained and be in full force and effect on a basis reasonably satisfactory to the Participating Corporations.

             (iii) No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree or injunction which prohibits or has the effect of prohibiting the consummation of the Exchange; provided, that the party asserting this condition shall have used its reasonable best efforts to have any such order, decree or injunction vacated.

             (iv) There shall not have been threatened, instituted or pending any action or proceeding by any Governmental Entity, or by any other Person, domestic or foreign, before any court of competent jurisdiction or Governmental Entity, which could reasonably be expected to: (i) make illegal, materially impede or otherwise directly or indirectly prohibit or materially restrain the Exchange or seek to obtain material damages in connection therewith, (ii) prohibit or materially limit the ownership or operation by the Acquiror of all or any material portion of the business or assets of the Company and its subsidiaries taken as a whole or compel the Acquiror to dispose of or hold separately all or any material portion of the business or assets of the Acquiror or the Company and its subsidiaries taken as a whole, or seek to impose any material limitation on the ability of the Acquiror to conduct its business or own such assets, or (iii) have a material adverse effect on the business of the Acquiror or the Company and its subsidiaries taken as a whole (hereinafter as applied to the Company, a "Material Adverse Effect").

             (v) Each of the Participating Corporations shall have received from the other Participating Corporation such certificate or certificates as shall reasonably be requested to evidence satisfaction of the conditions set forth in this Section 2.5.

          (b) The obligations of the Acquiror and the Principal Shareholders to consummate the Exchange shall be conditioned on the satisfaction of the following conditions:

             (i) The representations and warranties of the Company made in this Agreement shall be true and correct in all material respects at, and at all times prior to, the Effective Time, and the Company shall have fully performed in all material respects its covenants and obligations under this Agreement at or prior to the Effective Time.

             (ii) The holders of no more than 5% of the Common Stock shall have given written notice of their intent to demand payment for their Shares and shall not have voted for the Exchange, pursuant to Article 13 of the Act.

             (iii) There shall not have occurred any event, change, circumstance or occurrence that has had or that would reasonably be expected to have a Material Adverse Effect on the Company or any of its subsidiaries taken as a whole.

             (iv) There shall not have occurred and be continuing (A) any general suspension of, or limitation on prices for, trading in securities through the Nasdaq Stock Market or (B) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States.

             (v) There shall not have been threatened, instituted or pending any action or proceeding by any Governmental Entity, or by any other Person, domestic or foreign, before any court of competent jurisdiction or Governmental Entity, which could reasonably be expected to (i) impose limitations on the ability of the Acquiror effectively to exercise full rights of ownership of the Shares owned by it, including, without limitation, the right to vote such Shares on all matters properly presented to the Company's shareholders or (ii) require divestiture by the Acquiror of any Shares.

             (vi) The Acquiror shall have obtained financing necessary to satisfy its obligations to pay the Exchange Price and the Expenses on terms and conditions satisfactory to the Acquiror in its sole discretion (it being understood that this condition shall not apply to the Principal Shareholders).

          (c) The obligations of the Company to consummate the Exchange shall be conditioned on the representations and warranties of the Acquiror made in this Agreement being true and correct in all material respects at, and at all times prior to, the Effective Time, and the Acquiror having fully performed in all material respects its covenants and obligations under this Agreement at or prior to the Effective Time.

                                   ARTICLE 3

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     3.1 Due Authorization. The Company has the requisite corporate power and authority to execute and deliver this Agreement and, following compliance with
Section 2.5(a)(i), to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by the Company (through the Chairman of the Special Committee) and the consummation by the Company of the transactions contemplated by this Agreement have been duly and validly authorized by the Board and no other corporate proceeding on the part of the Company is necessary to authorize this Agreement or to consummate the transactions so contemplated, other than the approval and adoption of this Agreement by the holders of 75% of the Shares outstanding. This Agreement has been duly and validly executed and delivered by the Company and constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally and subject to general principles of equity (whether considered in a proceeding in equity or at law).

     3.2 Consents and Approvals; No Violation. Neither the execution and delivery of this Agreement by the Company nor the consummation of the transactions contemplated by this Agreement will (a) conflict with or result in a breach of any provision of the articles of incorporation or bylaws of the Company; (b) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except pursuant to the Exchange Act; (c) result in a default (or give rise to any right of termination, cancellation or acceleration) under any of the terms of any obligation to which the Company is a party or by which any of its assets may be bound, except for such defaults (or rights of termination, cancellation or acceleration) as to which requisite waivers or consents have been obtained or that would not materially and adversely affect the ability of the Company to consummate the transactions contemplated by this Agreement; or (d) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company or any of its assets, except for violations that would not materially and adversely affect the ability of the Company to consummate the transactions contemplated by this Agreement.

     3.3 SEC Reports. The Company has filed with the Securities and Exchange Commission (the "SEC") all forms, reports and documents required to be filed by it pursuant to applicable law since January 1, 1998 (the "SEC Reports"), all of which have complied as of their respective filing dates in all material respects with all applicable requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules and regulations of the SEC promulgated under the Exchange Act. None of the SEC Reports, including, without limitation, any financial statements or schedules included or incorporated by reference in the SEC Reports, at the time filed, contained an untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     3.4 Litigation. There is no claim, action, proceeding or governmental investigation pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries before any court or other Governmental Entity that, individually or in the aggregate, could be reasonably expected to
(i) have a Material Adverse Effect or (ii) result in a material amendment or termination of the Plan or prevent, enjoin, materially alter the terms of or materially delay the Exchange.

     3.5 Rights Agreement; Anti-Takeover Laws. The Rights Agreement is not applicable to this Agreement or to the transactions contemplated by this Agreement. Neither the North Carolina Shareholder Protection Act nor the North Carolina Control Share Acquisition Act is applicable to the Company. The only vote of shareholders of the Company required to approve and adopt this Agreement is the affirmative vote of the holders of at least 75% of the outstanding Shares.

     3.6 Fairness Opinion. Grant Thornton LLP, the independent financial advisor to the Special Committee, has delivered to the Special Committee and the Board its written opinion that the Exchange Price is fair, from a financial point of view, to the Company and its subsidiaries and the holders of the Shares other than the Acquiror. At the date of this Agreement, such opinion has not been withdrawn or modified. A true and complete copy of such opinion has been delivered to the Acquiror.

     3.7 Board Action. The Special Committee, at a meeting duly called and held, has unanimously (i) determined that the Exchange is fair to and in the best interests of the Company and its subsidiaries and the holders of the Shares other than the Acquiror and (ii) submitted to the Board its recommendation that the Board approve and adopt this Agreement and the Plan and that the Board recommend that the shareholders of the Company approve and adopt this Agreement and the Plan. The Board, at a meeting duly called and held, has unanimously (exclusive of directors who abstained from voting because of their relationship with the Acquiror) (i) determined that the Exchange is fair to and in the best interests of the holders of the Shares other than the Acquiror, (ii) approved and adopted this Agreement and the Plan and (iii) recommended that the shareholders of the Company approve and adopt this Agreement and the Plan. The Company has been advised by its directors and executive officers that each of them intends to vote all of his or her Shares in favor of approval and adoption of this Agreement and the Plan.

     3.8 Absence of Certain Changes. Since March 4, 2000, except as contemplated by this Agreement or disclosed in any SEC Report filed since the Company's Annual Report on Form 10-K for the year ended March 4, 2000 and prior to the date of this Agreement, there has not been (i) any change in the business, operations, properties, condition (financial or otherwise), assets or liabilities (including, without limitation, contingent liabilities) of the Company and its subsidiaries having individually or in the aggregate a Material Adverse Effect, (ii) any damage, destruction or loss (whether or not covered by insurance) with respect to any property or asset of the Company or any of its subsidiaries having, individually or in the aggregate, a Material Adverse Effect, (iii) any change by the Company in its accounting methods, principles or practices not mandated by the Financial Accounting Standards Board, the American Institute of Certified Public Accountants or the SEC, or (iv) any declaration, setting aside or payment of any dividend or distribution in respect of any capital stock of the Company or any redemption, purchase or other acquisition of any of its securities.

     3.9 Proxy Statement and Transaction Statement Information. The proxy statement to be sent to the shareholders of the Company in connection with the Shareholder Meeting (as amended or supplemented, the "Proxy Statement") will comply in all material respects with the requirements of the Exchange Act and, on the date filed with the SEC, on the date first published, sent or given to the Company's shareholders, and on the date of the Shareholder Meeting, will not contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, except that no representation is made by the Company with respect to the information supplied by the Acquiror in writing expressly for inclusion in the Proxy Statement. The written information supplied or to be supplied by the Company, expressly for inclusion or incorporation by reference in the Transaction Statement will not, on the date filed with the SEC, the date first published, sent or given to the Company's shareholders, and at the time of the Shareholder Meeting, contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

     3.10 Stock Options. The exercise price of each outstanding option under the Stock Option Plans is above the Exchange Price.

     3.11 Brokers. No broker, finder or other investment banker is entitled to receive any brokerage, finder's or other fee or commission in connection with this Agreement or the transactions contemplated by this Agreement based upon agreements made by or on behalf of the Company, except that Grant Thornton LLP was retained by, and acted as financial advisor to, the Special Committee. Grant Thornton LLP's fee for its financial advisory services is set forth in letter agreements between Grant Thornton LLP and the Special Committee, dated February 27 and April 11, 2001, copies of which have been supplied to the Acquiror.

                                   ARTICLE 4

                 REPRESENTATIONS AND WARRANTIES OF THE ACQUIROR

     4.1 Organization, Standing and Qualification. The Acquiror is duly organized, validly existing and in good standing under the laws of the State of North Carolina and has the corporate power to own all of its properties and assets and to carry on its business as it is now being conducted.

     4.2 Authority for this Agreement. The Acquiror has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by the Acquiror and the consummation by the Acquiror of the transactions contemplated by this Agreement have been duly and validly authorized by the board of directors of the Acquiror and no other corporate proceeding on the part of the Acquiror is necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by the Acquiror and constitutes a valid and binding agreement of the Acquiror, enforceable against the Acquiror in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency and similar laws affecting creditors rights generally and subject to general principles of equity (whether considered in a proceeding in equity or at law).

     4.3 Consents and Approvals; No Violation. Neither the execution and delivery of this Agreement by the Acquiror nor the consummation of the transactions contemplated by this Agreement will (a) conflict with or result in a breach of any provision of the articles of incorporation or bylaws of the Acquiror; (b) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except pursuant to the Exchange Act; (c) result in a default (or give rise to any right of termination, cancellation or acceleration) under any of the terms of any obligation to which the Acquiror is a party or by which any of its assets may be bound, except for such defaults (or rights of termination, cancellation or acceleration) as to which requisite waivers or consents have been obtained or that would not materially and adversely affect the ability of the Acquiror to consummate the transactions contemplated by this Agreement; or (d) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Acquiror or any of its assets, except for violations that would not materially and adversely affect the ability of the Acquiror to consummate the transactions contemplated by this Agreement.

     4.4 Financing. The Principal Shareholders have the ability to fund the Acquiror's obligations under this Agreement to pay the Exchange Price and the Expenses by contributing to the Acquiror their own assets and arranging for the Acquiror to obtain financing, which financing may be personally guaranteed by the Principal Shareholders, and they hereby covenant to make available to the Acquiror their assets and access to financing for such purposes. The Principal Shareholders are parties to this Agreement solely for the purpose of jointly and severally making the representation, warranty and covenant contained in the foregoing sentence.

     4.5 Litigation. There is no claim, action, proceeding or governmental investigation pending, or to the knowledge of the Acquiror, threatened against the Acquiror that, individually or in the aggregate, has materially and adversely affected or could reasonably be expected to materially and adversely affect the ability of the Acquiror to consummate the transactions contemplated by this Agreement or that in any manner seeks to enjoin the Exchange.

     4.6 Brokers. No broker, finder or other investment banker is entitled to any brokerage, finder's or other similar fee or commission in connection with this Agreement or the transactions contemplated by this Agreement based upon agreements made by or on behalf of the Acquiror or its shareholders, except that HHCO Limited was retained by, and acted as financial advisor to, the Acquiror. HHCO Limited 's fee for its financial advising services is set forth in a letter agreement between HHCO Limited and the Acquiror, dated February 12, 2001, a copy of which has been supplied to the Company.

     4.7 Proxy Statement and Transaction Statement Information. The written information supplied or to be supplied by the Acquiror expressly for inclusion or incorporation by reference in the Proxy Statement and the Transaction Statement will not, on the date filed with the SEC, the date first published, sent or given to the Company's shareholders, and at the time of the Shareholder Meeting, contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

                                   ARTICLE 5

                             ADDITIONAL AGREEMENTS

     5.1 Indemnification; Directors and Officers Liability Insurance.

          (a) Until the sixth anniversary of the Effective Time, the Company shall indemnify each of its officers, directors or employees (the "Indemnified Parties") against all losses, claims, damages, liabilities, costs or expenses arising from his service as an officer, director or employee or prior to and including the Effective Time, and shall provide for the advancement of expenses incurred in defense of any action or suit, to the fullest extent required pursuant to the Company's articles of incorporation and bylaws as each is in effect on the date of this Agreement. If any claim is made against any of the Indemnified Parties on or prior to the sixth anniversary of the Effective Time arising from his service as an officer, director or employee at or prior to the Effective Time, the provisions of this Section 5.1 shall continue in effect until the final disposition of all such claims.

          (b) Unless otherwise agreed to by the Acquiror, until the sixth anniversary of the Effective Time, the Company shall maintain or cause to be maintained in effect, at no expense to the beneficiaries thereof, directors' and officers' liability protection with respect to matters occurring at or prior to the Effective Time, providing the same coverage with respect to the Company's current officers and directors as in effect on the date of this Agreement.

          (c) In the event the Company (i) consolidates with or merges into or effects any other business combination with any other Person and shall not be the continuing, surviving or controlling entity of such consolidation, merger or combination or (ii) transfers all or substantially all of its properties and assets to any Person, then and in each such case proper provisions shall be made so that the successors and assigns of the Company shall assume the obligations of the Company in this Section 5.1.

          (d) Each of the Indemnified Parties is an intended beneficiary of the provisions of this Section 5.1 and shall have the right to enforce such provisions individually on his or her own behalf.

     5.2 Shareholder Approval; Proxy Statement.

          (a) The Company shall call the Shareholder Meeting for the purpose of voting on the Exchange and shall take all action necessary or advisable in its reasonable judgment to obtain shareholder approval of the Exchange. The Shareholder Meeting shall be held as soon as practicable following clearance of the Proxy Statement by the SEC as provided in Section 5.2(b), and the Company will, through its Board, subject to this Agreement, recommend to its shareholders the approval of the Exchange. Subject to Sections 2.2(d) and 2.4(d), the Company agrees that it shall include in the Proxy Statement the recommendation of its Board to the shareholders of the Company to approve and adopt this Agreement and approve the Exchange.

          (b) The Company will, as soon as practicable following the date of this Agreement, prepare and file with the SEC a preliminary Proxy Statement and will use its reasonable best efforts to respond to any comments of the SEC and to cause the Proxy Statement to be cleared by the SEC. The Company and the Acquiror will, as soon as practicable following the date of this Agreement, jointly prepare and file a Transaction Statement on Schedule 13E-3 (the "Transaction Statement") and will use their reasonable best efforts to respond to any comments of the SEC and to cause the Transaction Statement to be cleared by the SEC. The Company shall give the Acquiror and its counsel the opportunity to review the preliminary Proxy Statement prior to its being filed with the SEC and all amendment and supplements to the Proxy Statement, responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC. As promptly as practicable after the Proxy Statement and the Transaction Statement have been cleared by the SEC, the Company shall mail the Proxy Statement to the shareholders of the Company. If at any time prior to the approval of this Agreement by the Company's shareholders there shall occur any event that should be set forth in an amendment or supplement to the Proxy Statement or Transaction Statement, the Company will prepare and mail to its shareholders such an amendment or supplement. The Company shall not use any material in connection with the Shareholder Meeting without the Acquiror's prior approval.

          (c) The Company shall use its commercially reasonable efforts to obtain the necessary approvals by its shareholders of the Exchange, this Agreement and the transactions contemplated hereby.

          (d) The Acquiror agrees to cause all Shares owned by the Acquiror to be voted in favor of the approval of the Exchange.

     5.3 Fees and Expenses. Whether or not the Exchange is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, except as expressly set forth in this Agreement.

     5.4 Reasonable Efforts. On the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Exchange, and the other transactions contemplated by this Agreement, including (a) obtaining all necessary actions or non-actions, waivers, consents and approvals from Governmental Entities and the making of all necessary registrations and filings and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from or to avoid an action or proceeding by any Governmental Entity,
(b) obtaining all necessary consents, approvals or waivers from third parties,
(c) defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, and (d) executing and delivering any additional instruments necessary to consummate the transactions contemplated by this Agreement. Notwithstanding the foregoing, no loan agreement or contract for borrowed money shall be repaid except as currently required by its terms, in whole or in part, and no contract shall be amended to increase the amount payable thereunder or otherwise to be more burdensome to the Company or any of its subsidiaries in order to attain any such consent, approval or authorization without the prior written consent of the Acquiror.

     5.5 Public Announcements; Certain Notices.

          (a) The Acquiror and the Company will consult with each other before issuing any press release or otherwise making any public statements with respect to the transactions contemplated by this Agreement, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable law or regulation or by obligations pursuant to any listing agreement with any national securities exchange or The Nasdaq Stock Market so long as it has used reasonable best efforts to consult with the other party prior to issuing such press release or making such public disclosure.

          (b) The Company shall give prompt notice to the Acquiror, and the Acquiror shall give prompt notice to the Company, of the occurrence, or failure to occur, of any event, which occurrence or failure to occur would likely cause any representation or warranty made by it contained in the Agreement to be untrue in any material respect at any time from the date of this Agreement to the Closing. Each of the Company and the Acquiror shall give prompt notice to the other party of any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement.

     5.6 Exemption from Liability Under Section 16(b). The Board, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall prior to the Effective Time adopt a resolution providing that, to the extent the Exchange is deemed for purposes of Section 16 of the Exchange Act to constitute a purchase of Shares by the Acquiror and by its controlling shareholders who also are officers and directors of the Company, such purchases (including the specific changes in such officers' and directors' beneficial ownership of the Company's Common Stock resulting from the Exchange) are approved by such Board or by such committee thereof and are intended to be exempt from liability pursuant to Section 16(b) of the Exchange Act.

                                   ARTICLE 6

                                    NOTICES

     All notices and other communications hereunder shall be in writing and shall be deemed given when delivered personally or via courier service or when received if mailed by registered mail, return receipt requested to the parties at the addresses indicated below:


To the Acquiror:                             PF Management, Inc.
                                             361 Second Street NW
                                             Hickory, NC 28601
                                             Attn: David R. Clark, President

Copy to:                                     Womble Carlyle Sandridge & Rice, PLLC
                                             3300 One First Union Center
                                             301 South College Street
                                             Charlotte, NC 28202-6025
                                             Attn: Garza Baldwin, III

To the Company:                              Special Committee of the Board of Directors
                                             Pierre Foods, Inc.
                                             361 Second Street, NW
                                             Hickory, NC 28601
                                             Attn: Bobby G. Holman, Chairman

Copy to:                                     Foley & Lardner
                                             150 West Jefferson
                                             Suite 1000
                                             Detroit, MI 48226-4416
                                             Attn: Patrick Daugherty

                                   ARTICLE 7

                                 MISCELLANEOUS

     7.1 Governing Law. This Agreement shall be interpreted, construed and enforced under and in accordance with the laws of the State of North Carolina.

     7.2 Binding Agreement. This Agreement shall be binding on and shall inure to the benefit of the parties to this Agreement. Obligations undertaken by the parties may not be assigned or delegated without the written consent of the other party hereto and, except as provided in Section 5.1(d), nothing herein shall be construed to create any rights enforceable by any other Person.

     7.3 Counterpart Originals. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, as long as one or more counterparts shall have been signed by each of the parties and delivered to the other.

     7.4 Entire Agreement. This Agreement embodies the entire agreement and understanding between the parties, superseding all prior agreements and understandings between them relating to the subject matter of this Agreement.

     7.5 Amendments. This Agreement may be amended only by the written agreement of both parties hereto; provided, at the request of the Acquiror prior to the approval of this Agreement by the shareholders of the Company, the Company shall enter into an amendment to this Agreement that provides for the acquisition of the Company by the Acquiror in a multi-step transaction that involves a tender offer for all the outstanding Shares at a price equal to the Exchange Price, followed by a statutory share exchange in which the Shares of non-tendering shareholders would be converted into the right to receive the Exchange Price. After the approval of this Agreement by the shareholders of the Company, no amendment may be made which reduces the amount or changes the form of consideration to be received in the Exchange or otherwise changes or effects any change that would adversely affect the holders of the Shares without the further approval of the shareholders of the Company.

     7.6 Definitions.

TERM                                                  DEFINED IN SECTION
----                                                  ------------------
Act......................................  Introduction
Aggregate Exchange Consideration.........  Section 1.2(a)
Agreement................................  Introduction
Acquiror.................................  Introduction
Acquisition Transaction..................  Section 2.4(d)(i)
Board....................................  Statement of Purpose
Closing..................................  Section 1.4
Common Stock.............................  Statement of Purpose
Company..................................  Introduction
Exchange.................................  Statement of Purpose
Exchange Act.............................  Section 3.3
Exchange Agreement.......................  Introduction
Exchange Price...........................  Section 1.1(b)
Exchange Shares..........................  Section 1.1(b)
Effective Time...........................  Section 2.1
Expenses.................................  Section 2.3(b)
Governmental Entity......................  Section 2.2(c)(i)
Indemnified Parties......................  Section 5.1(a)
Material Adverse Effect..................  Section 2.5(a)(iv)
Participating Corporations...............  Introduction
Person...................................  Section 2.4(d)(iii)
Plan.....................................  Statement of Purpose

TERM                                                  DEFINED IN SECTION
----                                                  ------------------
Principal Shareholders...................  Introduction
Proxy Statement..........................  Section 3.9
Rights...................................  Statement of Purpose
Rights Agreement.........................  Section 2.4(d)(i)
SEC......................................  Section 3.3
SEC Reports..............................  Section 3.3
Shareholder Meeting......................  Section 2.5(a)(i)
Shares...................................  Statement of Purpose
Special Committee........................  Section 2.2(d)
Stock Option Plans.......................  Section 1.5
Stock Purchase Plan......................  Section 1.5
Superior Proposal........................  Section 2.4(f)
Transaction Statement....................  Section 5.2(b)

              [The remainder of this page is intentionally blank.]

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective officers thereunto duly authorized as of the dates indicated below.

                                          PIERRE FOODS, INC.

                                          By: /s/    BOBBY G. HOLMAN
                                            ------------------------------------
                                                      Bobby G. Holman
                                            Chairman of the Special Committee of
                                                             the
                                                     Board of Directors

                                          PF MANAGEMENT, INC.

                                          By: /s/    DAVID R. CLARK
                                            ------------------------------------
                                                       David R. Clark
                                                         President

                                          /s/  JAMES C. RICHARDSON, JR.
                                          --------------------------------------
                                                 James C. Richardson, Jr.
                                           (Solely for the purpose of Sections
                                                       4.4 and 2.5)

                                          /s/       DAVID R. CLARK
                                          --------------------------------------
                                                      David R. Clark
                                           (Solely for the purpose of Sections
                                                       4.4 and 2.5)

                                                                         ANNEX A

                           ARTICLES OF SHARE EXCHANGE

                                    BETWEEN

                              PF MANAGEMENT, INC.

                                      AND

                               PIERRE FOODS, INC.

     Pursuant to Section 55-11-05 of the General Statutes of North Carolina, PF Management, Inc., a corporation organized under the laws of the State of North Carolina, hereby submits these Articles of Share Exchange for the purpose of acquiring all of the outstanding shares of common stock, no par value, of Pierre Foods, Inc., a corporation organized under the law of the State of North Carolina.

     I. The Plan of Share Exchange that was duly adopted by the board of directors of each of the corporations participating in the exchange and that was approved by the shareholders of Pierre Foods, Inc. in the manner prescribed by Chapter 55 of the General Statutes of North Carolina is as follows:

                             PLAN OF SHARE EXCHANGE

          A. CORPORATIONS PARTICIPATING IN SHARE EXCHANGE.

          PF Management, Inc. (the "Acquiror") will acquire all of the outstanding shares of Pierre Foods, Inc. (the "Company") pursuant to the terms and conditions of this Plan.

          B. EXCHANGE OF SHARES.

          At the effective time of the share exchange (the "Effective Time"), the shares of the corporations participating in the share exchange shall be exchanged as follows:

             1. Acquiror. The outstanding shares of the Acquiror will not be exchanged or altered in any manner as a result of the share exchange and will remain outstanding as shares of the Acquiror.

             2. The Company. Each outstanding share of the Company, except those already owned by the Acquiror, will be exchanged for and become the right to receive from the Acquiror $1.21 in cash per share and each such share shall be cancelled.

             3. Surrender of Share Certificates. Each holder of a certificate representing shares of the Company to be exchanged under this Plan will be entitled, upon presentation and surrender to the Acquiror of such certificate, to receive in exchange therefor the consideration described in paragraph 2 of this Plan. Until so surrendered, each outstanding certificate that prior to the Effective Time represented shares of the Company will be deemed for all purposes to evidence ownership of the consideration to be issued for such shares.

          C. ABANDONMENT.

          After the approval of this Plan by the shareholders of the Company, and at any time prior to the exchange becoming effective, the board of directors of the Acquiror may, in its discretion, abandon the share exchange.

     II. Approval by the shareholders of the undersigned Acquiror was not required.

     III. The share exchange will become effective upon filing by the Secretary of State of North Carolina.

     This the      day of          , 2001.

                                          PF MANAGEMENT, INC.

                                          By:
                                            ------------------------------------
                                                       David R. Clark
                                                         President

                                                                      APPENDIX B

                                FAIRNESS OPINION

                             REGARDING THE PROPOSED
                               EXCHANGE OF SHARES

                                       OF

                               PIERRE FOODS, INC.

                                CINCINNATI, OHIO

                                      WITH

                              PF MANAGEMENT, INC.

                                     AS OF

                                 APRIL 26, 2001

                               GRANT THORNTON LLP
                            VALUATION SERVICES GROUP

                                                           [GRANT THORNTON LOGO]

ACCOUNTANTS AND
MANAGEMENT CONSULTANTS
Grant Thornton LLP
The US Member Firm of
Grant Thornton International

April 26, 2001

The Special Committee of the Board of Directors
Pierre Foods, Inc.
361 Second Street, NW
Hickory, NC 28601

Gentlemen:

You have engaged Grant Thornton, LLP to advise you as to the fairness to holders of the common stock (the "Shareholders") of Pierre Foods, Inc. ("PFI" or the "Company"), from a financial point of view, of the consideration to be received by the Shareholders pursuant to the terms and conditions of the Agreement and Plan of Share Exchange, dated April 26, 2001 ("Agreement"), by and among Pierre Foods, Inc. and PF Management, Inc. ("PFM" and/or "Acquiror") and James C. Richardson, Jr. and David R. Clark. PFM was established by certain members of the PFI management team to affect the share exchange as outlined in the Agreement.

The Agreement provides for the exchange of all of the outstanding shares ("Shares") of Pierre Foods, Inc. as well as the associated preferred stock purchase rights issued pursuant to the Rights Agreement dated September 2, 1997 ("Rights"), excluding those Shares and Rights owned by the Acquiror, for a right to receive from the Acquiror $1.21 per share in cash upon surrender of the certificate or certificates representing the Shares being exchanged (the "Transaction"). PFM will, upon completion of the exchange of shares, become the holder of all of the shares outstanding of Pierre Foods, Inc. Approval by holders of 75% of PFI's common stock outstanding and entitled to vote is necessary for the Agreement to be ratified.

For purposes of the opinion expressed herein, we have:

     - Interviewed key PFI management personnel, including the President & CEO, Chief Financial Officer and Senior Vice President of Sales & Marketing.

     - Interviewed the Chairman of the Special Committee of the Board of Directors of PFI.

     - Interviewed the Chairman and Vice Chairman of the Board of PFI who are also key

Suite 3100
Two Commerce Square
2001 Market Street
Philadelphia, PA 19103-7080
215.561.4200 Tel
215.561.1066 Fax

SPECIAL COMMITTEE OF
THE BOARD OF DIRECTORS
APRIL 26, 2001
PAGE 2

        management personnel of the Acquiror.

     - Conducted site visits at PFI's Claremont, North Carolina and Cincinnati Ohio facilities, which included random interviews personnel at each facility.

     - Reviewed the April 26, 2001 Agreement and Plan of Share Exchange Between Pierre Foods, Inc. and PF Management, Inc and James C. Richardson, Jr. and David R. Clark.

     - Reviewed audited financial data for PFI for the fiscal years 1996 through 2000; unaudited internal financial statements for the fiscal year ended March 3, 2001.

     - Reviewed PFI's SEC Form 10-K filings filed May 30, 2000, June 8, 1999, May 28, 1998, May 27, 1997; Form 10-K/A filed June 29, 1999; and Form 10-K405 filed May 23, 1996.

     -  Reviewed PFI's SEC Form 10-Qs filed January 16, 2001 and January 18,
        2000.

     - Reviewed PFI's SEC Form 8-Ks filed June 24, 1998, May 12, 1998, April 28, 1998, November 25, 1997, October 3, 1997, September 5, 1997 and
        January 29, 1997.

     -  Reviewed PFI's Reporting Package for Fiscal Year End March 3, 2001.

     - Reviewed the Indenture dated July 6, 1998 representing the Senior Notes due 2006.

     - Reviewed the Loan and Security Agreement dated May 2000 representing the $25 million revolving credit facility with Fleet Capital Corporation.

     - Reviewed the Pierre Foods Confidential Information Memorandum issued by Harrison Hurley & Company in 2000.

     - Reviewed the Minutes of Board of Directors' meetings held April 27, 2000, July 27, 2000, October 26, 2000, November 15, 2000, December 5,
        2000 and February 7, 2001.

     - Reviewed the Minutes of Executive Compensation Committee meetings held December 16, 1999, April 27, 2000, July 27, 2000, December 1, 2000 and
        February 7, 2001.

     - Reviewed the Minutes of Audit Committee meetings held February 3, 2000, April 27, 2000, July 13, 2000, October 10, 2000, November 15, 2000 and
        January 12, 2001.

     - Reviewed the Minutes of the Sensitive Transactions Committee meeting held November 15, 2000.

     - Reviewed the Articles of Merger of Pierre Foods LLC and Pierre Leasing LLC with Fresh Foods, Inc. dated January 10, 2000.

     - Reviewed the Amended and Restated Management Services Agreement between Fresh Foods, Inc. (predecessor to PFI) and HERTH Management, Inc. dated December 17, 1999.

     - Reviewed the Change of Control Agreement dated July 6, 1999 between James C. Richardson and Fresh Foods, Inc.

     - Reviewed the Change of Control Agreement dated July 6, 1999 between David R. Clark and Fresh Foods, Inc.

     - Reviewed the Promissory Note dated January 31, 2000 between James C. Richardson, borrower, and Fresh Foods, Inc., lender.

     - Reviewed Cushman and Wakefield appraisal report dated June 16, 2000 for PFI's Cincinnati real estate; Cushman and Wakefield appraisal report dated June 28, 2000 for PFI's.

SPECIAL COMMITTEE OF
THE BOARD OF DIRECTORS
APRIL 26, 2001
PAGE 3

     - Claremont real estate; and Loeb Equipment and Appraisal Company appraisal report for PFI's equipment located in both the Cincinnati and Claremont facilities.

     - Reviewed Company prepared budgets and forecasts for fiscal years 2001 to 2004 and constructed financial and operating projections for PFI for the five (5) fiscal years ending on or about March 1, 2002 through 2006.

     - Reviewed certain publicly available data, analyses, and studies related to the bakery market, the restaurant industry, the general food industry and the food processing industry, along with general economic conditions.

     - Compared the financial performance of PFI with the financial performance of certain publicly traded companies that we deemed to be comparable to PFI.

     - Reviewed the financial terms, to the extent publicly available, of certain acquisition and merger transactions involving companies that we deemed to be comparable to PFI.

Performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us for the purposes of this opinion. In addition, we have assumed and relied upon, without independent verification, the accuracy and completeness of the oral representations made by management and by others.

Our opinion is necessarily based on economic, market, and other conditions as in effect on, and the information made available to us as of the date of this opinion. We have assumed that all aspects of the Transaction are in compliance with and legal under applicable law.

Our opinion expressed herein is provided for the information of the Special Committee of the Board of Directors of Pierre Foods, Inc. in their evaluation of the proposed transaction. We understand that this opinion letter will be included in the relevant proxy statement to be filed by the Company regarding the Transaction and that a description of the services provided by Grant Thornton in rendering this opinion will also be included in the proxy statement.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the $1.21 per share exchange consideration to be received by the Shareholders, other than the Acquiror, and the terms and conditions of the Transaction are fair to the Company, the subject Shareholders and the Company's subsidiaries from a financial point of view.

Sincerely,

GRANT THORNTON LLP

                                                                      APPENDIX C

       PIERRE FOODS' ANNUAL REPORT ON FORM 10-K, AS AMENDED AND RESTATED

                                                                      APPENDIX D

                                   ARTICLE 13

                               DISSENTERS' RIGHTS

PART 1.  RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

sec. 55-13-01. Definitions.

     In this Article:

          (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

          (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under G.S. 55-13-02 and who exercises that right when and in the manner required by G.S. 55-13-20 through 55-13-28.

          (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

          (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances, giving due consideration to the rate currently paid by the corporation on its principal bank loans, if any, but not less than the rate provided in G.S. 24-1.

          (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

          (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

          (7) "Shareholder" means the record shareholder or the beneficial shareholder. (1925, c. 77, sec. 1; 1943, c. 270; G.S., sec. 55-167; 1955,
     c. 1371, sec. 1; 1969, c. 751, sec. 39; 1973, c. 469, sec.sec. 36, 37;
     1989, c. 265, sec. 1.)

sec. 55-13-02. Right to dissent.

     (a) In addition to any rights granted under Article 9, a shareholder is entitled to dissent from, and obtain payment of the fair value of his or her shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation (other than a parent corporation in a merger whose shares are not affected under G.S. 55-11-04) is a party unless (i) approval by the shareholders of that corporation is not required under G.S. 55-11-03(g) or (ii) such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, unless such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

          (3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than as permitted by G.S. 55-12-01, including a sale in dissolution, but not including a sale pursuant to court order or a sale pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed in cash to the shareholders within one year after the date of sale;

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it (i) alters or abolishes a preferential right of the shares; (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares; (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities; (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes; (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under G.S. 55-6-04; or (vi) changes the corporation into a nonprofit corporation or cooperative organization; or

          (5) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his or her shares under this Article may not challenge the corporate action creating his or her entitlement, including without limitation a merger solely or partly in exchange for cash or other property, unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

     (c) Notwithstanding any other provision of this Article, there shall be no right of shareholders to dissent from, or obtain payment of the fair value of the shares in the event of, the corporate actions set forth in subdivisions (1),
(2), or (3) of subsection (a) of this section if the affected shares are any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange or the sale or exchange of property is to be acted on, were (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or (ii) held by at least 2,000 record shareholders. This subsection does not apply in cases in which either:

          (1) The articles of incorporation, bylaws, or a resolution of the board of directors of the corporation issuing the shares provide otherwise; or

          (2) In the case of a plan of merger or share exchange, the holders of the class or series are required under the plan of merger or share exchange to accept for the shares anything except:

             a. Cash;

             b. Shares, or shares and cash in lieu of fractional shares of the surviving or acquiring corporation, or of any other corporation which, at the record date fixed to determine the shareholders entitled to receive notice of and vote at the meeting at which the plan of merger or share exchange is to be acted on, were either listed subject to notice of issuance on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or held by at least 2,000 record shareholders; or

             c. A combination of cash and shares as set forth in sub-subdivisions a. and b. of this subdivision. (1925, c. 77, sec. 1; c. 235; 1929, c. 269; 1939, c. 279; 1943, c. 270; G.S., sec.sec. 55-26,
        55-167; 1955, c. 1371, sec. 1; 1959, c. 1316, sec.sec. 30, 31; 1969, c.
        751, sec.sec. 36, 39; 1973, c. 469, sec.sec. 36, 37; c. 476, sec. 193;
        1989, c. 265, sec. 1; 1989 (Reg. Sess., 1990), c. 1024, sec. 12.18;
        1991, c. 645, sec. 12; 1997-202, sec. 1; 1999-141, sec. 1.)

sec. 55-13-03. Dissent by nominees and beneficial owners.

     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his or her name only if he or she dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he or she asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he or she dissents and his or her other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his or her behalf only if:

          (1) He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

          (2) He does so with respect to all shares of which he or she is the beneficial shareholder. (1925, c. 77, sec. 1; 1943, c. 270; G.S., sec. 55-167; 1955, c. 1371, sec. 1; 1969, c. 751, sec. 39; 1973, c. 469,
     sec.sec. 36, 37; 1989, c. 265, sec. 1.)

PART 2.  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

sec. 55-13-20. Notice of dissenters' rights.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this Article and be accompanied by a copy of this Article.

     (b) If corporate action creating dissenters' rights under G.S. 55-13-02 is taken without a vote of shareholders, the corporation shall no later than 10 days thereafter notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in G.S. 55-13-22.

     (c) If a corporation fails to comply with the requirements of this section, such failure shall not invalidate any corporate action taken; but any shareholder may recover from the corporation any damage which he or she suffered from such failure in a civil action brought in his or her own name within three years after the taking of the corporate action creating dissenters' rights under G.S. 55-13-02 unless he or she voted for such corporate action. (1925, c. 77, sec. 1, c. 235; 1929, c. 269; 1939, c. 5, c. 279; 1943, c. 270; G.S.,
sec.sec. 55-26, 55-165, 55-167; 1955, c. 1371, sec. 1; 1969, c. 751, sec. 39;
1973, c. 469, sec.sec. 36, 37; 1989, c. 265. sec. 1.)

sec. 55-13-21. Notice of intent to demand payment.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:

          (1) Must give to the corporation, and the corporation must actually receive, before the vote is taken written notice of his or her intent to demand payment for his or her shares if the proposed action is effectuated; and

          (2) Must not vote his or her shares in favor of the proposed action.

     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his or her shares under this Article. (1925, c. 77, sec. 1; 1943, c. 270; G.S., sec. 55-167; 1955, c. 1371, sec. 1; 1969, c.
751, sec. 39; 1973, c. 469, sec.sec. 36, 37; 1989, c. 265, sec. 1.)

sec. 55-13-22. Dissenters' notice.

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is authorized at a shareholders' meeting, the corporation shall mail by registered or certified mail, return receipt requested, a written dissenters' notice to all shareholders who satisfied the requirements of G.S. 55-13-21.

     (b) The dissenters' notice must be sent no later than 10 days after shareholder approval, or if no shareholder approval is required, after the approval of the board of directors, of the corporate action creating dissenters' rights under G.S. 55-13-02, and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Supply a form for demanding payment;

          (4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the subsection (a) notice is mailed; and

          (5) Be accompanied by a copy of this Article. (1925, c. 77, sec. 1; 1943, c. 270; G.S., sec. 55-167; 1955, c. 1371, sec. 1; 1969, c. 751,
     sec. 39; 1973, c. 469, sec.sec. 36, 37; 1989, c. 265, sec. 1; 1997-485,
     sec. 4.)

sec. 55-13-23. Duty to demand payment.

     (a) A shareholder sent a dissenters' notice described in G.S. 55-13-22 must demand payment and deposit his or her share certificates in accordance with the terms of the notice.

     (b) The shareholder who demands payment and deposits his or her share certificates under subsection (a) retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not demand payment or deposit his or her share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his or her shares under this Article. (1925, c. 77, sec. 1; 1943, c. 270; G.S., sec. 55-167; 1955, c. 1371, sec. 1; 1969, c. 751,
sec. 39; 1973, c. 469, sec.sec. 36, 37; 1989, c. 265, sec. 1.)

sec. 55-13-24. Share restrictions.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under G.S. 55-13-26.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action. (1925, c. 77, sec. 1; 1943, c. 270; G.S., sec. 55-167; 1955, c. 1371, sec. 1;
1969, c. 751, sec. 39; 1973, c. 469, sec.sec. 36, 37; 1989, c. 265, sec. 1.)

sec. 55-13-25. Payment.

     (a) As soon as the proposed corporate action is taken, or within 30 days after receipt of a payment demand, the corporation shall pay each dissenter who complied with G.S. 55-13-23 the amount the corporation estimates to be the fair value of his or her shares, plus interest accrued to the date of payment.

     (b) The payment shall be accompanied by:

          (1) The corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of cash flows for that year, and the latest available interim financial statements, if any;

          (2) An explanation of how the corporation estimated the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under G.S. 55-13-28; and

          (5) A copy of this Article. (1925, c. 77, sec. 1; 1943, c. 270; G.S., sec. 55-167; 1955, c. 1371, sec. 1; 1969, c. 751, sec. 39; 1973, c. 469,
     sec.sec. 36, 37; 1989, c. 265, sec. 1; c. 770, sec. 69; 1997-202, sec. 2.)

sec. 55-13-26. Failure to take action.

     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

     (b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under G.S. 55-13-22 and repeat the payment demand procedure. (1925, c. 77, sec. 1; 1943, c. 270; G.S., sec. 55-167; 1955, c. 1371, sec. 1;
1969, c. 751, sec. 39; 1973, c. 469, sec.sec. 36, 37; 1989, c. 265, sec. 1.)

sec. 55-13-28. Procedure if shareholder dissatisfied with corporation's payment or failure to perform.

     (a) A dissenter may notify the corporation in writing of his or her own estimate of the fair value of his or her shares and amount of interest due, and demand payment of the amount in excess of the payment by the corporation under G.S. 55-13-25 for the fair value of his or her shares and interest due, if:

          (1) The dissenter believes that the amount paid under G.S. 55-13-25 is less than the fair value of his or her shares or that the interest due is incorrectly calculated;

          (2) The corporation fails to make payment under G.S. 55-13-25; or

          (3) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his or her right to demand payment under this section unless he or she notifies the corporation of his or her demand in writing (i) under subdivision (a)(1) within 30 days after the corporation made payment for his or her shares or (ii) under subdivisions (a)(2) and (a)(3) within 30 days after the corporation has failed to perform timely. A dissenter who fails to notify the corporation of his or her demand under subsection (a) within such 30-day period shall be deemed to have withdrawn his or her dissent and demand for payment. (1925, c. 77, sec. 1; 1943, c. 270; G.S., sec. 55-167;
1955, c. 1371, sec. 1; 1969, c. 751, sec. 39; 1973, c. 469, sec.sec. 36, 37;
1989, c. 265, sec. 1; 1997-202, sec. 3.)

PART 3.  JUDICIAL APPRAISAL OF SHARES

sec. 55-13-30. Court action.

     (a) (SEE EDITOR'S NOTE) If a demand for payment under G.S. 55-13-28 remains unsettled, the dissenter may commence a proceeding within 60 days after the earlier of (i) the date payment is made under G.S. 55-13-25, or (ii) the date of the dissenter's payment demand under G.S. 55-13-28 by filing a complaint with the Superior Court Division of the General Court of Justice to determine the fair value of the shares and accrued interest. A dissenter who takes no action within the 60-day period shall be deemed to have withdrawn his or her dissent and demand for payment.

     (a1) Repealed by Session Laws 1997-202, sec. 4.

     (b) Reserved for future codification purposes.

     (c) The court shall have the discretion to make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the complaint. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     (d) The jurisdiction of the superior court in which the proceeding is commenced under subsection (a) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The parties are entitled to the same discovery rights as parties in other civil proceedings. The proceeding shall be tried as in other civil actions. However, in a proceeding by a dissenter in a corporation that was a public corporation immediately prior to consummation of the corporate action giving rise to the right of dissent under G.S. 55-13-02, there is no right to a trial by jury.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his or her shares, plus interest, exceeds the amount paid by the corporation. (1925, c. 77, sec. 1; 1943, c. 270; G.S., sec. 55-167; 1955, c. 1371, sec. 1; 1969, c. 751,
sec. 39; 1973, c. 469, sec.sec. 36, 37; 1989, c. 265, sec. 1; 1997-202, sec. 4;
1997-485, sec.sec. 5, 5.1.)

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

sec. 55-13-31. Court costs and counsel fees.

     (a) The court in an appraisal proceeding commenced under G.S. 55-13-30 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, and shall assess the costs as it finds equitable.

     (b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of G.S. 55-13-20 through 55-13-28; or

          (2) Against either the corporation or a dissenter, in favor of either or any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Article.

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited. (1925, c. 77, sec. 1; 1943, c. 270; G.S., sec. 55-167; 1955, c. 1371, sec. 1; 1969, c. 751, sec. 39; 1973, c. 469,
sec.sec. 36, 37; 1989, c. 265, sec. 1.)

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